#18

06010342

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agricore United

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 20 2006
THOMSON FINANCIAL

FILE NO. 82- 34725

FISCAL YEAR 10-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/19/06

2005 Annual Report

Experience. Global. Growth.



Agricore United™

BUSINESS SEGMENT OPERATING HIGHLIGHTS

For the twelve months ended October 31 *(unaudited)*

	2005	2004	2003	2002	Pro forma 2001
Grain Handling Segment					
Industry grain shipments (000s tonnes)	**28,847**	28,869	20,584	24,885	32,315
Company grain shipments (000s tonnes)	**9,945**	10,007	7,411	8,797	12,493
Average margin per tonne	**$ 21.26**	$ 21.34	$ 21.20	$ 23.72	$ 22.53
Terminal handling (000s tonnes)	**5,891**	5,606	3,742	4,930	7,932
Crop Production Services Segment					
Sales ($000)	**$ 815,802**	$ 735,229	$ 826,825	$ 676,446	$ 778,561
Average margin (%)	**22.7%**	22.0%	24.7%	22.0%	26.8%
Livestock Services Segment					
Feed					
Manufactured feed tonnes sold (000s tonnes)	**982**	885	816	915	845
Average feed margin per tonne	**$ 43.66**	$ 42.91	$ 43.46	$ 39.16	$ 44.87
Livestock and other sales					
Sales and revenue from service	**$ 84,331**	$ 75,251	$ 58,522	$ 46,499	$ 36,032
Gross profit and net revenue from service	**$ 10,823**	$ 5,930	$ 4,929	$ 5,633	$ 7,491

STATISTICAL SUMMARY

For twelve months ended October 31
(in thousands, except ratios and per share amounts)

	2005	2004	2003	(unaudited) 2002	Pro forma 2001
Operating					
Gross profit and net revenue from services	**$ 460,581**	$ 428,497	$ 410,454	$ 411,384	$ 551,458
EBITDA	**128,737**	104,140	100,531	74,725	147,622
EBIT	**68,020**	38,929	27,931	(377)	55,802
Earning (loss) before income taxes, discounted operations and unusual items	**19,796**	(13,504)	(24,181)	(27,813)	4,933
Net earnings (loss)	**12,514**	(10,167)	(5,546)	(17,516)	(14,687)
Cash flow provided by operations	**75,302**	52,297	48,404	22,070	na
Property, plant and equipment expenditures	**36,428**	32,473	29,176	30,425	na
Financial					
Working capital	**$ 141,976**	$ 143,918	$ 176,796	$ (36,998)	$ (29,178)
Net investment in capital assets	**657,074**	664,396	688,896	728,982	790,734
Total assets	**1,477,199**	1,453,368	1,573,501	1,605,189	1,788,721
Funded debt (short-term financing and long term debt)	**523,428**	493,375	563,946	686,703	805,990
Cash and cash equivalents (included in working capital)	**36,590**	50,214	53,919	39,117	34,275
Convertible debenture	**105,000**	105,000	105,000	—	—
Shareholder's equity	**490,083**	482,942	499,799	507,346	469,361
Ratios					
Current ratio	**1.26**	1.29	1.31	0.95	0.97
Leverage ratio (net funded debt to capitalization)	**43.1%**	45.3%	46.0%	54.6%	62.2%
Shareholder information					
Monthly weighted average Limited Voting Common Share outstanding	**45,343**	45,278	45,299	44,172	na
Per share:					
Net loss	**$ 0.25**	$ (0.25)	$ (0.15)	$ (0.42)	na
Net loss from continuing operations	**$ 0.25**	$ (0.25)	$ (0.43)	$ (0.44)	na
Cash flow provided by operations	**$ 1.64**	$ 1.13	$ 1.04	$ 0.47	na
Book value	**$ 10.55**	$ 10.40	$ 10.77	$ 10.94	na
Trading activity (TSX):					
High	**$ 9.25**	$ 9.99	$ 8.25	$ 12.05	$ 12.50
Low	**$ 7.10**	$ 7.00	$ 3.60	$ 5.50	$ 8.52
Year-end	**$ 7.10**	$ 7.64	$ 8.18	$ 5.91	$ 12.05
Volume (thousands of shares)	**9,620**	14,921	13,434	12,030	1,690

ADDITIONAL INFORMATION

(unaudited)

	2005	2004	2003	2002	Pro forma 2001
Employees (full-time equivalents)	**2,800**	2,788	2,728	2,997	3,607
Number of country elevators	**83**	85	88	98	154
Licensed grain storage capacity (year-end, thousands of tonnes)					
Country elevators	**1,270**	1,206	1,214	1,416	2,018
Terminal elevators – wholly or beneficially owned	**699**	699	699	591	591
Terminal elevators – partially owned	**492**	492	492	692	692

Book value per share is derived by dividing the shareholder's equity at the end of the period by the total number of Limited Voting Common Shares outstanding at year-end as if the preferred shares had been converted on a 1:1 basis.

CONTENTS

we can meet the challenge of the emerging competitors and profit from the unique market opportunities available to Canada's efficient and responsive producers.

Wayne W. Drul, Chair



"The core strength of this organization has been and will be its connection to farmer customers."

ian Hayward, CEO

A MESSAGE FROM THE CHAIR



The Agricore United Advantage
Agricore United's history in western Canada has deep roots. The year 2006 marks 100 years of service to farmers from Agricore United and its heritage companies. We are pleased with our past record of service and we are proud of our ongoing and expanding relationship with prairie producers.

Agricore United is a distinctive company with a unique relationship with its key customers, western Canadian farmers. Farmer-customers are also members and shareholders in the company and have an opportunity to participate in its corporate governance system.

Our membership structure is a two way street. Through this system, we are able to help improve the profitability of farmers because we are able to deliver services that best fit their needs.

The membership system also provides Agricore United with a competitive advantage over other agri-firms. Our direct connection to farmers allows us to tailor services to attract their business and our structure places us in a unique position to identify and develop industry and marketing trends.

This puts Agricore United in a strong position to take advantage of the rapidly changing world markets that define modern agriculture.

Trade and technology are critical factors in the competitive advantage of modern agriculture. These areas will remain a focus for Agricore United in the years to come.

Technology Development – Key to Our Future
The Canadian grain industry must take advantage of technology to improve our competitiveness. This can be done in two ways.

Firstly, Canadian farmers can continue to strive to lower production costs through the use of new technologies and production methods. Secondly, we must also bring new and different products on to the world market and sell our existing commodities on the basis of specific quality traits, end uses, and traceability systems.

Canada will have to be an early adapter of new varieties. These are going to come from genetic technology as well as traditional plant breeding. They will deliver specific end-use traits to end users. New high oleic canola varieties are just one example.

Agricore United has the systems and infrastructure in place to help farmers take advantage of opportunities in identity preserved sales. We have unparalleled access to seed technology, crop protection products and end-use markets, to help Canadian agriculture compete in a changing world.

Trade Liberalization – Unlocking the World's Markets
The current round of World Trade Organization (WTO) negotiations will define our trading environment for the next 20 to 25 years. The WTO is one of the largest driving forces for change in our industry.

Canada should not have to compete with treasuries in the United States and Europe and should not be forced to export over the massive tariff walls put up by other countries. That's why I believe it's so important for the Government of Canada to continue to aggressively pursue a new WTO agreement.

Subsidies and trade barriers reduce the prices received by Canadian wheat farmers by over $52 per tonne. Capturing even a portion of that $52 is an opportunity this country cannot afford to let slip away.

Canadian products face consistent discrimination abroad. India is the world's largest importer of cooking oil, yet they import almost no canola oil. This is because the tariff on canola oil is 75 per cent while the tariff on soybean oil is 45 per cent. Similar situations exist in other markets like Korea.

Eliminating tariffs which distort support programs would add almost $2.5 billion every year to Canada's grains and oilseed sector. To put this into perspective, it would be a lot more than the $1.1 billion annual budget for the CAIS program which supports all of agriculture, not just the grain industry.

I am realistic and understand that we won't achieve the goal of complete elimination of tariffs and subsidies in this round. However, Canada must fight for major movement in this direction.

Despite some setbacks, I remain confident that we will see a negotiated WTO agreement that will unlock the world's markets for Canadian agriculture. This will benefit farmers, it will be good for Agricore United, and it will spawn investment in agriculture and agri-food from coast to coast.

Beginning of a New Century of Partnership
Building the competitive and flexible industry we need, to continue to be competitive into the future, cannot be done, alone, by Agricore United nor can it be accomplished, in isolation, by farmers. However, together, we can create a sustainable and vibrant industry.

Agricore United will continue to partner with farmers in the years to come. We will advocate for the policies and regulations that give producers the ability to grow and compete. We will offer farmers the agronomic and marketing tools they need to access world markets efficiently and competitively.

Working with our partners we can meet the challenge of the emerging competitors and profit from the unique market opportunities available to Canada's efficient and responsive producers.



Wayne W. Drul
Chair

A MESSAGE FROM THE CHIEF EXECUTIVE OFFICER



Warren Buffet once observed that "someone's sitting in the shade today because someone planted a tree a long time ago". A century ago, this company first set down its own roots, founded in a challenging land, by people who had little more than a vision of what could be or what should be.

Anniversaries provide us with reason to celebrate and also to reflect and learn. As Agricore United celebrates moving into a second century of business, we can and will draw from four lessons learned.

Lesson One: The weather comes; the weather goes
While our roots extend back a century, Agricore United itself is only four years old. Regrettably, for the first three of those years, due to external weather events, the Company was unable to generate a net profit. However, in 2005, Agricore United had a net profit of $12.5 million. More importantly, fundamental business operations strengthened, with EBITDA growing to $128.7 million. That is still well below our potential but the momentum is in the right direction.

Sometimes we only gain perspective on events with the benefit of time. In the midst of a short term (by Mother Nature's standards) weather event, pressures can intensify to sail a company hard left, right, left, losing sight of strategic direction and risking the loss of key people. As a public company, the price of one's stock becomes a lightening rod.

To return to the wisdom of Warren Buffet: "In the short run, the market is a voting machine, but in the long run it is a weighing machine." In this age where equity capital moves by mouse click in response to quarterly results, being patient with an investment for several years can seem to be an eternity. History teaches us that multi-year weather "potholes" have hit our industry a few times over the last century. The 1930s and early 1960s are notable examples. The early part of the 21st century joins the list of tough times. We need to remember that difficult times can be worked through and the good years do indeed come.

Lesson Two: The industry earns its cost of capital
Short term poor financial industry returns sow seeds of doubt. There are some naysayers who wonder about the health of core elements of the Canadian agri-food industry, and companies within the industry. Despite weather challenges and with accounting profits elusive, Agricore United has still succeeded in building enterprise value by generating cash flow and improving the balance sheet. In the last four years, debt has been reduced from $772 million to $487 million. The company has generated $75 million in operating cash flow and, in 2005, produced $34 million of free cash flow.

Canada's agri-food industry is world class. Through the entire farm-to-consumer value pipeline, skilled workers employ leading edge technologies bringing the world safe, affordable food. Our industry did not just invent itself last week. It took decades of sustained investment. The lesson from the last hundred years is that the agri-food industry has the ability to grow and replenish itself even through very trying times, like those of the last four years.

This industry needs substantial capital to function. The simple fact of the matter is that, had the industry been unable to earn its cost of capital over the long term, it would not have grown. It might not even exist. The fact that it does, and is not reliant upon antiquated technology and depreciated assets is tangible evidence that the industry continues to have the ability to generate appropriate returns.

Lesson Three: Consolidation is a fact of life
A time traveler looking at a kernel of grain grown in 2006 would say "It looks the same as a kernel from 1906!" However, the technology used today to grow, transport and process that kernel would not be recognizable to our time traveler. Advances in genetics, farm management practices, machinery, fertilizer, and chemistry have improved productivity. A farm business in 2005 manages, on average, four times more land than a farmer did in 1906.

Likewise, the companies serving the market have improved their productivity. In its first year of existence, this Company handled about 70,000 tonnes of grain. **We now execute that volume in a single day.** A 2006 vintage grain elevator handles about 20 times as much grain as a 1980 vintage plant. Technology opens up the opportunity for productivity, and productivity gains open up the potential to create economy of scale. The company known today as Agricore United is the product of mergers and acquisitions, the first of which occurred in 1917. Agricore United is composed of no less than six material heritage companies, each of which became more productive as it casts its destiny into a larger, more vital successor.

Technology continues to provide opportunities to become more productive, which will provide future opportunities for economy of scale. Consolidation is a fact of life within our industry—and is part of the reason why the industry earns its cost of capital. Undoubtedly, we will continue to see consolidation within the industry.

Lesson Four: Success depends on both vision & adaptability

The people who started this organization died before Warren Buffet was born. Yet, they had the vision to plant a tree. Vision is a powerful force that can unite people and direct common energy to a single goal. It is also critical that the vision of a business adjust pragmatically to changes in economic forces.

The founders, and succeeding generations of leadership, had the foresight to build a successful farm service enterprise. They also had the "Gretzky sense" to go where the puck is going to be, not where it is. Over the years, the products and services offered have changed. When it made sense, we sold lumber, coal, groceries, sewing machines, printing services, food and futures brokerage services and software. When it made sense not to offer those services, the enterprise adjusted its portfolio.

Our Future: Building on lessons learned

The core strength of this organization has been and will be its connection to farmer customers. That connection gives us credibility with end users as a dependable originator of grains, oilseeds, special crops and livestock feed. That connection gives us credibility as we deal with technology developers needing a reliable distribution partner.

Building and sustaining that connection in the years to come will involve a different focus. We will need to leverage knowledge. A knowledge-intensive industry is one where farmers succeed by adopting new technologies that make sense. A knowledge-intensive industry uses information technology to lower logistics and distribution costs. A knowledge-intensive industry thinks less about bricks and mortar, and more about how to create value through new and improved services, such as financial products tailored to farm business, or risk management products that enable farm business to better manage cash flow.

Agricore United has its "company eyes" fixed on a future that involves knowledge intensive connections to customers, augmenting our existing strong connections. As we move into our second century of service, our vision and our determination to act will move us forward, creating value for customers and shareholders and allowing us to build upon our proud heritage.



Brian Hayward
Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") as at December 15, 2005 should be read in conjunction with the financial statements and notes to the financial statements on pages 25 to 43 of this report that have been prepared using Canadian generally accepted accounting principles ("GAAP"). Unless otherwise indicated, a reference to a year relates to the Company's fiscal year ended October 31. All amounts are reported in Canadian dollars unless specifically stated to the contrary.

Results for the year ended October 31, 2004 have been restated to reflect the change in accounting policy noted described under "Finite Insurance Layer" and Note 24 to the financial statements.

Additional information relating to the Company, including the Company's 2005 Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

EVALUATION OF EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of October 31, 2005 and have concluded that the Company's disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

USE OF NON-GAAP TERMS

Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 22 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or otherwise are not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

FORWARD-LOOKING INFORMATION

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties described under "Risks" and the risk factors described in the Company's Annual Information Form for the fiscal year ended October 31, 2005 under the heading "Risk Factors". These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also impact its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS

HIGHLIGHTS

- **Improved Cash Flow from Operations and Liquidity** – Cash flow provided by operations of $75.3 million ($1.64 per share) for the year ended October 31, 2005 was $23.5 million better than the $51.8 million ($1.12 per share) in 2004 and exceeded the $41.2 million invested in net capital expenditures, investments and other assets by $34.1 million.
- **Higher Crop Input Sales and Margin** – Crop Production Services ("CPS") crop nutrient, crop protection product, seed and other sales increased $80.6 million (or 11%) to $815.8 million for the latest year. CPS margins increased to 22.7% for year ended October 31, 2005 compared to 22% last year.
- **Higher Feed Tonne Sales and Margin** – Feed sales increased by 97,000 tonnes (or 11%) to 982,000 tonnes or the year ended October 31, 2005, while the average margin increased to $43.66 per tonne from $42.91 per tonne in the prior year. Gross profit and net revenue from services from non-feed business increased $4.9 million over the prior year to $10.8 million.
- **Change in Accounting Policy** – In the fourth quarter, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer.
- **Higher EBITDA and EBIT** – EBITDA increased $24.6 million (or 23.6%) to $128.7 million for the year ended October 31, 2005. Similarly, EBIT increased $29.1 million (or 74.7%) to $68 million for the latest year.
- **Improved Net Earnings** – Net earnings of $12.5 million ($0.25 basic and diluted earnings per share) for the year ended

October 31, 2005 improved $22.7 million or $0.50 per share over the loss of $10.2 million ($0.25 basic and diluted loss per share) in 2004.

SALES

Sales and revenue from services for the year ended October 31, 2005 decreased to $2.8 billion, compared to $3 billion in fiscal 2004, primarily due to lower commodity values on grain handled, offset by higher Crop Production Services sales and increased livestock feed tonnes sold.

BUSINESS SEGMENT PERFORMANCE

SEASONALITY

The Company's earnings follow the seasonal activity pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of CPS products peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of Crop Production Services and Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

CROP PRODUCTION SERVICES

Agricore United manufactures, distributes and provides crop production support for a variety of inputs, including crop nutrition and crop protection products, seed and agronomic services through 269 Customer Service Representatives ("CSRs") operating from the Company's network of 83 country elevators and 106 stand-alone crop production centres across western Canada. Crop nutrition includes soil nutrient assessment and application services, and sales of fertilizer products. The Company offers more than 290 crop protection products including herbicides and insecticides and provides custom application services directly or through third-party contractors. Certified seed varieties, such as Proven® Seed, Agricore United's exclusive seed brand, offer improved yield potential and other value added traits. The Company provides agricultural consulting and crop planning services to help farmers meet their production goals or address other specific needs. Agronomic Crop Enhancement (ACE) specialists, who provide technical advice on crop production issues and the most profitable crop production practices, support the Company's CSRs.

Annual sales of crop inputs increased by $80.6 million, comprised of a $78.4 million increase in sales of crop nutrients (as a result of both a stronger spring and fall sales seasons), a $5 million increase in seed sales (due to higher spring demand for value-added seed products with increased sales in Alberta offsetting lost sales opportunities in Manitoba), offset by a modest $1.9 million decrease in the sale of crop protection products (due to adverse weather conditions which limited opportunities for in-season application of products in some regions). Crop nutrient sales increased to 994,000 tonnes for the year ended October 31, 2005 (or an increase of 11.6%) despite a prolonged harvest across Alberta and Saskatchewan that both delayed the start of the fall fertilizer application season and extended it into November 2005. Other sales and revenue from services of $19.8 million for the current year continued largely unchanged compared to last year.

Crop Production Services
For the years ended October 31
(in thousands – except percentages)

	2005	*(Restated – Note 24)* 2004	Better (Worse)
Gross profit and net revenue from services	**$ 184,999**	$ 161,626	14.5%
Operating, general and administrative expenses	**(112,143)**	(108,392)	(3.5%)
EBITDA	**72,856**	53,234	36.9%
Depreciation and amortization	**(20,516)**	(21,485)	4.5%
EBIT	**$ 52,340**	$ 31,749	64.9%
Operating Highlights			
Seed, Crop Nutrition, Crop Protection, Other Sales	**$ 815,794**	$ 735,229	11.0%
Seed	**$ 95,850**	$ 90,838	5.5%
Crop Nutrition	**$ 442,250**	$ 363,811	21.6%
Crop Protection	**$ 277,038**	$ 278,907	(0.7%)
Margin (% of Sales)	**22.7%**	22.0%	0.7pt


Gross Profit
Sales
2000 (pro forma)
2001 (pro forma)
2002
2003
2004
2005

Seed Gross Profit and Sales ($ millions)
Years ended October 31
Gross Profit
Seed Sales


Gross Profit
Sales
2000 (pro forma)
2001 (pro forma)
2002
2003
2004
2005

Crop Protection Gross Profit and Sales ($ millions)
Years ended October 31
Gross Profit
Crop Protection Sales


Gross Profit ($)
Tonnes Sold
2000 (pro forma)
2001 (pro forma)
2002
2003
2004
2005

Fertilizer Gross Profit and Tonnes Sold (millions)
Years ended October 31
Gross Profit
Fertilizer Tonnes Sold

The Company does not record sales until products are delivered or services rendered to customers. The Company also defers the recognition of gross profit from inter-company sales until product is sold to a third party. Deferred inter-company profit is typically lower at the end of July as seasonal sales are largely complete by this date. Deferred inter-company profits at October 31, 2005 were $3.6 million (2004 – $5.6 million).

During the first quarter of 2005, the Company modified its estimate of deferred gross profits on fertilizer products sold by its subsidiary Western Cooperative Fertilizers Ltd. ("Westco") to the Company and still held by the Company pending sale to third parties. In accordance with GAAP, this change in accounting estimate was applied on a prospective basis commencing with the quarter ended January 31, 2005, without restating prior periods. The effect of the change in estimate decreased the recognition of gross profit in the first quarter and increased the recognition in the Company's second and third quarters by approximately offsetting amounts. The impact of applying the change in estimate to fiscal 2004, while not material, would be to increase gross profit, EBITDA, EBIT and pre-tax earnings by $632,000 and reduce fiscal 2005 results by a commensurate amount.

The increase in gross profit and net revenue from services of $23.4 million for the current year reflects:

- Increased tonnes of fertilizer sold at retail margins (excluding Westco) consistent with the prior year;
- Increased fertilizer gross profit realized from the Company's proportionate share in Westco;
- Increased margins from higher sales of value-added seed products;
- Increased margins from the sale of crop protection products; and
- Increased net agri-services revenue (agronomy, custom spraying and application services), offset by increased discounts, writedowns and other sales program costs.

CPS operating, general and administrative expenses ("OG&A") expenses for the year ended October 31, 2005 increased $3.8 million due to a combination of higher country operations costs associated with the seasonal activity of CPS sales, a $727,000 increase in costs associated with the Company's consolidated share of Westco's OG&A expenses (largely reflecting costs associated with Westco's adoption of the CICA accounting policy change concerning asset retirement obligations) and a $636,000 increase in payroll costs from increased staffing.

GRAIN HANDLING

The grain handling industry typically ships most of the grain produced in the 12-month period ended July 31 (the "Crop Year") over the course of the next twelve months, depending on the timing of the harvest. Excluding the effect of the unusually severe 2002 drought, western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia) produced an annual average of 48.5 million tonnes of the six major grains (wheat, barley, oats, canola, flax and peas) over the past 10 Crop Years, representing about 95% of Canada's productive capacity. On average, about 32 million tonnes (or 65%) of total production is delivered to the primary grain elevator network operated by grain handlers such as Agricore United. Grain Handling encompasses contracting, marketing and transporting grain from the farm to end-use markets utilizing the Company's 83 country grain elevator locations, 106 crop production centres and full or partial ownership of six port terminals. Grain Handling begins with moving the grain from the farmer's field to the Company's geographically-dispersed and strategically located country elevator network. The grain is weighed and the quality is assessed. Grain is then shipped from the country elevator to domestic, U.S. or Mexican customers (such as a flourmill or maltster) or to a port terminal, usually for shipment to off-shore end-use customers.

The Canadian Grain Commission ("CGC") reported a 22,000 tonne decrease in industry shipments of the six major grains (wheat, barley, oats, canola, flax and peas) for the year ended October 31, 2005. Despite above average production from the 2004 and 2005 crops, delays in producer deliveries of grain into the primary elevator system and a delayed harvest in both years limited industry-wide grain shipments and contributed to increased carryout stocks, estimated to be 14.7 million tonnes (an increase of 4.8 million tonnes or 49% over the prior year).

In line with overall industry activity, the Company's total grain shipments, declined by 61,000 tonnes for the year ended October 31, 2005. The ratio of Company to industry grain shipments of 34.5% for the year was similar to the same period in 2004.


60
50
40
30
20
10
0
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Western Canadian Grain Production and Primary Elevator Shipments
(million tonnes)
For the crop years ended July 31

Shipments
Prior Year Production


35
30
25
20
15
10
5
0
2000Q4 (pro forma)
2001Q2 (pro forma)
2001Q4 (pro forma)
2002Q2
2002Q4
2003Q2
2003Q4
2004Q2
2004Q4
2005Q2
2005Q4

Grain Handling Shipments
(million tonnes)
Trailing twelve months ended

Agricore United
Industry

Grain Handling
For the years ended October 31
(in thousands – except percentages, margins and turns)

	2005	(Restated – Note 24) 2004	Better (Worse)
Gross profit and net revenue from services	**$ 211,446**	$ 213,567	(1.0%)
Operating, general and administrative expenses	**(143,969)**	(140,079)	(2.8%)
EBITDA	**67,477**	73,488	(8.2%)
Depreciation and amortization	**(29,411)**	(32,077)	8.3%
EBIT	**$ 38,066**	41,411	(8.1%)
Operating Highlights			
Industry shipments – six major grains (tonnes)	**28,847**	28,869	(0.1%)
Grain shipments – country elevators (tonnes)	**9,946**	10,007	(0.6%)
Industry terminal handle – six major grains (tonnes)	**16,521**	15,330	7.8%
Terminal handle (tonnes)*	**5,891**	5,606	5.1%
% Terminal handle to grain shipments	**59.2%**	56.0%	3.2pt
Market share (%)	**34.5%**	34.7%	(0.2pt)
Margin ($ per grain tonne shipped)	**$ 21.26**	$ 21.34	(0.4%)
Licensed storage capacity (tonnes)**			
Industry	**5,240**	5,073	3.3%
Company	**1,270**	1,206	5.3%
Inventory turns (shipments divided by capacity)			
Industry	**5.51 x**	5.69 x	(0.18pt)
Company	**7.83 x**	8.30 x	(0.47pt)

*Company terminal handle (or receipts) excludes grain handled through the Prince Rupert Grain Terminal, in which it has an interest.
** Based on licensed storage reported at August 1, 2004 (no report was available at October 31, 2004) and October 30, 2005.

Grain handled through the Company's port terminals increased slightly for the fiscal year as a result of higher third-party tonnes handled as well as decreased rail shipments from the prairies into the United States and Mexico. The ratio of the Company's terminal grain handle to industry receipts of 35.7% for the year ended October 31, 2005 remained comparable to the 36.6% ratio for the same period last year.

For the year ended October 31, 2005, the Company maintained its operating efficiency by turning its storage capacity at a rate 42% higher than the industry average. The slightly larger decrease in the turn factor in the current year compared to the industry reflects, in part, the impact of the Company's recent commissioning of several strategic storage expansion projects.

Commodity margins per tonne for the year ended October 31, 2005 were little changed from the prior year due to a higher proportion of grain handled through the Company's port terminals and improved port terminal margin per tonne (from increased drying, cleaning and blending), offset by lower non-CWB merchandising margins (due primarily to lower margins from beans and special crops associated with the poor Manitoba bean harvest in 2004).

Grain Handling OG&A expenses increased $3.9 million for the latest year compared to 2004, including the effect of one-time expense reductions in 2004 ($4.5 million for favourable property tax reassessments on the Company's port terminals in Thunder Bay and credit expense recoveries of $577,000). Current year increases included $2.1 million for credit expenses (including bad debt provisions), $1.3 million for utilities costs (related to increased grain drying revenues), $1.2 million for vehicle and travel expenses (primarily associated with higher fuel expenses), increased communications, advertising and promotions expense, and increased repairs and maintenance expenses (related to regularly scheduled maintenance). Offsetting these increases in the current year were $1.2 million in lower wage costs at port terminals and lower salary costs in merchandising and logistics, lower provincial capital taxes of $2.3 million (of which $864,000 arises from a change in estimate concerning 2004), lower property rental expenses and property taxes of $3.1 million, further non-recurring property tax rebates on terminal properties in Thunder Bay of $1 million and lower risk and insurance costs (net of increased insurance costs under the CGC credit insurance program).

LIVESTOCK SERVICES

The Company's Livestock Services division formulates and manufactures feed for swine, dairy and beef cattle, poultry and other specialty feeds from eight feed mills and two pre-mix manufacturing centres in British Columbia, Alberta and Manitoba. The manufacture of complete feeds and supplements provides feed formulations containing all or a significant portion of the nutritional requirements of the livestock being fed. Manufactured premixes supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing. Agricore United's feed mills comply with all federal regulations and are all certified or compliant with Hazard Analysis Critical Control Point ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. To complement its manufacture and sale of feed, Livestock Services also engages in marketing swine and other ancillary services such as arranging financing for livestock producers.


(000s tonnes)
Gross Profit ($ millions)
1000
800
600
400
200
0
50
40
30
20
10
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Gross Profit
Feed Tonnes Sold

Feed Gross Profit and Tonnes Sold
Years ended October 31

The profitability of feed manufacturing is more closely correlated to tonnes sold than to gross sale revenue. Feed prices tend to fluctuate in response to the cost of ingredients. Feed sales of $210.5 million ($214 per tonne) for the year ended October 31, 2005 decreased from sales of $217 million ($245 per tonne) last year, despite increased tonnes sold, due to lower cost feed inputs in western Canada, such as feed wheat and feed barley. The profitability from swine sales and the Company's equity investment in The Puratone Corporation follows the underlying movement in hog prices which have trended higher compared to the prior year.

The increase in manufactured feed sold in the year continues to reflect the strengthening of western Canada's hog, poultry and dairy markets as well as an increase in the number of beef cattle on feed in anticipation of the U.S. decision on July 15, 2005 to resume importing Canadian beef cattle under the age of 30 months for the first time since May 20, 2003. The Company continues to increase its diversification of manufactured feed between poultry, hogs, dairy, beef and other livestock with beef feed in 2005 now representing less than 20% of its total tonnes sold.

Feed margins per tonne for the year ended October 31, 2005 exceeded 2004, as a result of the consolidation of a competitor's operations in British Columbia and improved ingredient purchasing opportunities realized earlier in the year. Gross profit on feed for the year increased as a result of the combination of both higher margins and increased tonnes sold.

Non-feed (predominantly swine) sales increased in the year ended October 31, 2005 as a result of both stronger hog demand and prices in the current period. Increased hog prices compared to the prior year also contributed to improved gross profit and revenue from services. A $1.8 million improvement in the Company's share of earnings from The Puratone Corporation in 2005 was more than offset by reductions in the Company's freight revenue ($1.6 million) and interest earned ($989,000 primarily due to the expansion of Unifeed Financial).

Livestock Services
For the years ended October 31
(in thousands – except percentages and margins)

	2005	(Restated – Note 24) 2004	Better (Worse)
Gross profit and net revenue from services	**$ 53,693**	$ 43,901	22.3%
Operating, general and administrative expenses	**(33,922)**	(33,822)	(0.3%)
EBITDA	**19,771**	10,079	96.2%
Depreciation and amortization	**(4,239)**	(3,857)	(9.9%)
EBIT	**$ 15,532**	$ 6,222	149.6%
Operating Highlights			
Feed sales (tonnes)	**982**	885	11.0%
Non-feed sales and revenue from services	**$ 84,331**	$ 75,252	12.1%
Feed margin ($ per feed tonne sold)	**$ 43.66**	$ 42.91	1.7%
Non-feed gross profit and net revenue from services	**$ 10,823**	$ 5,930	82.5%

FINANCIAL MARKETS AND OTHER INVESTMENTS

Through its alliance with a Canadian Schedule I chartered bank, the Company's branded trade credit financing vehicle, Agricore United Financial™ ("AU Financial"), provides the farmer customer with increased flexibility on credit repayment terms at competitive rates for unsecured trade credit. In conjunction with the same Canadian Schedule I chartered bank, the Company's branded credit financing vehicle, Unifeed Financial™, arranges secured loans to livestock producers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The Company continues to directly manage the customer relationship and receives a fee for performing front-end credit review and management services. Other Investments include the Company's ongoing equity interest in complementary businesses including an insurance company and insurance brokerage firm.

Financial Markets and Other Investments
For the years ended October 31
(in thousands – except percentages)

	2005	2004	Better (Worse)
Gross profit and net revenue from services	**$ 10,443**	$ 9,403	11.1%
Operating, general and administrative expenses	**(5,217)**	(3,417)	(52.7%)
EBITDA	**5,226**	5,986	(12.7%)
Depreciation and amortization	**(202)**	(115)	(75.7%)
EBIT	**$ 5,024**	$ 5,871	(14.4%)

For the year ended October 31, 2004, the Company earned $1.2 million from its equity investment in Canadian Pool Agencies and Pool Insurance Company which has not been repeated this year. Coupled with $964,000 higher earnings from AU Financial and Unifeed Financial and the absence of $1.6 million in foreign exchange trading losses that occurred in 2004, net revenue from services increased $1 million for the year ended October 31, 2005.

For the year ended October 31, 2005, the Company's indemnity provisions and legal costs decreased modestly despite a larger balance of credit issued and outstanding. Higher credit adjudication costs related to Unifeed Financial as well as new product development expenses and other external services accounted for most of the $1.8 million increase in OG&A expense for the current year compared to 2004.

CORPORATE EXPENSES

Supporting the Company's other operating segments, the Corporate division provides a variety of centralized functions including human resources management, management information systems development and support, treasury, financial reporting, taxation, legal, risk management, corporate audit services, shareholder and member services and investor relations.

Corporate OG&A expenses for the year ended October 31, 2005 declined by $2.1 million related to lower rent costs, resulting from the disposition of leased properties in Calgary and Winnipeg in late 2004, as well as $942,000 lower non-interest financing and bank charges (due to lower outstanding letters of credit) and lower risk and insurance costs, offset by $360,000 additional consulting fees concerning the Company's project to comply with the Canadian Securities Administrators' new internal control requirements and higher legal fees associated with the ongoing disposition of the Company's former United Grain Growers Limited port grain terminal in Vancouver ("AUV Terminal").


70
60
50
40
30
20
10
0
2000Q4 (pro forma)
2001Q2 (pro forma)
2001Q4 (pro forma)
2002Q2
2002Q4
2003Q2
2003Q4
2004Q2
2004Q4
2005Q2
2005Q4

Corporate OG&A Expenses ($ millions)
Trailing twelve months ended

Corporate Expenses
For the years ended October 31
(in thousands – except percentages)

	2005	(Restated – Note 24) 2004	Better (Worse)
Operating, general and administrative expenses	**$ (36,593)**	$ (38,646)	5.3%
Depreciation and amortization	**(6,349)**	(7,677)	17.3%
EBIT	**$ (42,942)**	$ (46,323)	7.3%

Selected Consolidated Financial Information
For the years ended October 31
(in thousands – except percentages and per share amounts)

	2005	(Restated – Note 24) 2004	Better (Worse)
Gross profit and net revenue from services	**$ 460,581**	$ 428,497	7.5%
Operating, general and administrative expenses	**(331,844)**	(324,356)	(2.3%)
EBITDA	**128,737**	104,141	23.6%
Depreciation and amortization	**(60,717)**	(65,211)	6.9%
EBIT	**68,020**	38,930	74.7%
Gain (loss) on disposal of assets	**1,653**	(289)	672.0%
Interest and securitization expenses	**(49,877)**	(52,144)	4.3%
	19,796	(13,503)	246.6%
Recovery of (provision for) income taxes			
Current portion	**(4,703)**	(2,688)	(75.0%)
Future portion	**(2,579)**	6,025	(142.8%)
Net earnings (loss) for the period	**$ 12,514**	$ (10,166)	223.1%
Earnings per share – basic and diluted	**$ 0.25**	$ (0.25)	200.0%

CONSOLIDATED FINANCIAL RESULTS

GROSS PROFIT AND NET REVENUE FROM SERVICES, EBITDA AND EBIT

The Company's gross profit and net revenue from services for the year ended October 31, 2005 increased $32.1 million over 2004 due to higher sales of crop inputs, increased livestock feed sales volume and margins and higher profit from livestock sales. These factors are discussed in greater detail under "Business Segment Performance".

OG&A expenses for the year ended October 31, 2005 increased $7.5 million over last year, largely due to the increases of $3.8 million (or 3.5%) in Crop Production Services, $3.9 million (2.8%) in Grain Handling and $1.8 million in Financial Markets and Other Investments, offset by Corporate expense reductions of $2.1 million, discussed above under "Business Segment Performance". The weighted average equivalent full-time ("EFT") staff[1] of 2,800 for the latest year increased 0.4% over the year ended October 31, 2004 (2,788 EFTs).

Depreciation and amortization expenses declined in the year ended October 31, 2005 as the rate of amortization of assets continues to exceed the level of sustaining capital expenditures (estimated to be between $35 million and $40 million annually).


180
160
140
120
100
80
60
40
20
0
2000Q4 (pro forma)
2001Q2 (pro forma)
2001Q4 (pro forma)
2002Q2
2002Q4
2003Q2
2003Q4
2004Q2
2004Q4
2005Q2
2005Q4

Agricore United EBITDA ($ millions)
Trailing twelve months ended

GAIN (LOSS) ON DISPOSAL OF ASSETS AND OTHER RECOVERIES

In the fourth quarter of 2005, the Company's gain on disposal of assets includes the release of $793,000 in provisions originally established for the write-down of redundant assets. Due to changes in use or timing of certain assets originally planned for disposition, these provisions are no longer considered necessary and the Company increased its fixed assets by $11.5 million, reduced accounts payable by $332,000, reduced goodwill by $7.1 million and reduced future income taxes by $4 million. Apart from this component, the gain on disposal of assets for the year ended October 31, 2005, compared to the loss of $289,000 for last year, reflects the disposition of assets in the normal course of business. Proceeds of $5.5 million from the disposition of assets for the latest year remained comparable to $4.6 million in 2004.

INTEREST AND SECURITIZATION EXPENSES

For the years ended October 31
(in thousands – except percentages)

	2005	2004	Better (Worse)
Interest on:			
Convertible debentures	**$ (9,450)**	$ (9,450)	– %
Long-term debt	**(31,381)**	(33,793)	7.1 %
Short-term debt	**(9,249)**	(9,111)	(1.5 %)
Securitization expenses	**(1,716)**	(1,665)	(3.1 %)
CWB carrying charge recovery	**1,919**	1,875	2.3%
	$ (49,877)	$ (52,144)	4.3%

Short-term interest costs for the year ended October 31, 2005 increased modestly due to a 109 basis point (or 1.09%) increase in average borrowing costs offset by $19.6 million (or 13%) lower average borrowings for the year. Capitalized interest related to capital expenditures declined by $416,000 to $497,000 for the year as a result of fewer high value capital projects undertaken.

A $17 million (or 37%) increase in the average value of securitized grain (to $61 million) reflects increased purchases of grain on behalf of the CWB and was the primary reason for the increase in related securitization expenses for the quarter. The CWB compensates grain handlers for the cost of financing inventory purchased on its behalf and this recovery is recorded as an offset to Interest and Securitization Expenses in the Consolidated Statements of Earnings and Retained Earnings.

Long-term interest costs decreased for the year ended October 31, 2005 compared to the prior year as a result of scheduled long-term debt repayments.

INCOME TAXES

The Company's effective tax rate for the year ended October 31, 2005 was 36.8% (2004 – 24.7%). The effect of the Large Corporation Tax (which effectively levies a flat tax rate on capital employed at the end of the year) accounted for the lower tax recovery rate for the prior year. The effect of the Large Corporation Tax in the current year was less significant due to a 247% increase in pre-tax earnings, phased-in rate reductions and an additional one-time recovery of $680,000 million in the current year.

[1]Including staff related to the Company's wholly-owned subsidiaries and joint venture in Cascadia Terminal.

INCOME FOR THE PERIOD

Net earnings of $12.5 million ($0.25 basic and diluted earnings per share) for the year ended October 31, 2005 was $22.7 million better than the restated $10.2 million loss ($0.25 basic and diluted loss per share) for the same period last year. Per share calculations for the respective periods reduced income by the cost of the $1.1 million annual preferred share dividend.

As a result of the accounting policy change related to the Finite Insurance Layer (discussed in detail under "Finite Insurance Layer,") the restated loss improved by $3.6 million (or $0.08 per share) for the year ended October 31, 2004. The change in accounting policy also improved the results for the previously reported nine months ended July 31, 2005 by $3.2 million or $0.07 per share.

SELECTED ANNUAL AND QUARTERLY INFORMATION

As outlined under "Crop Production Services", the Company implemented a change in accounting estimate in 2005, on a prospective basis, that increased the first quarter deferral of gross profit from fertilizer sales, offset by increased recognition of gross profits from fertilizer sales in the Company's second and third quarters. This change affects the comparability of the quarterly summary of financial data provided for the prior year.

Selected Annual Financial Information
For the years ended October 31
($ millions – except per share amounts)

	2005	(Restated) 2004	2003
Sales and revenue from service	**$ 2,775.3**	$ 3,048.1	$ 2,728.2
Net earnings (loss) from continuing operations	**12.5**	(10.2)	(18.3)
Earnings (loss) from continuing operations per share			
Basic	**0.25**	(0.25)	(0.43)
Diluted	**0.25**	(0.25)	(0.43)
Net earnings (loss)	**12.5**	(10.2)	(5.5)
Earnings (loss) per share			
Basic	**0.25**	(0.25)	(0.15)
Diluted	**0.25**	(0.25)	(0.15)
Total assets	**1,477.2**	1,453.4	1,573.5
Total long-term financial liabilities	**423.7**	462.9	502.5
Cash dividends declared per:			
Limited Voting Common Share	**0.12**	0.12	0.03
Series "A" convertible preferred shares	**1.00**	1.00	1.00

Selected Quarterly Financial Information
For the quarters ended
($ millions – except per share amounts)

	2005Q4	(Restated) 2005Q3	(Restated) 2005Q2	(Restated) 2005Q1	(Restated) 2004Q4	(Restated) 2004Q3	(Restated) 2004Q2	(Restated) 2004Q1
Sales and revenue from service	**$ 565.9**	$1,021.3	$ 640.0	$ 548.1	$ 612.4	$ 1,146.6	$ 638.1	$ 651.0
Net earnings (loss) from continuing operations	**$ (13.0)**	$ 48.3	$ (4.4)	$ (18.4)	$ (23.1)	$ 42.8	$ (16.6)	$ (13.3)
Earnings (loss) from continuing operations per share								
Basic	**$ (0.29)**	$ 1.06	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.94	$ (0.37)	$ (0.30)
Diluted	**$ (0.29)**	$ 0.82	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.73	$ (0.37)	$ (0.30)
Net earnings (loss)	**$ (13.0)**	$ 48.3	$ (4.4)	$ (18.4)	$ (23.1)	$ 42.8	$ (16.6)	$ (13.3)
Earnings (loss) per share								
Basic	**$ (0.29)**	$ 1.06	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.94	$ (0.37)	$ (0.30)
Diluted	**$ (0.29)**	$ 0.82	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.73	$ (0.37)	$ (0.30)

OTHER MATTERS

RELATED PARTY TRANSACTIONS

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder, Archer Daniels Midland Company, and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $95.1 million for the twelve-months ended October 31, 2005 (2004 – $120.5 million) and total purchases from related parties over the same period were $42.2 million (2004 – $51.8 million). At October 31, 2005, accounts receivable from and accounts payable to related parties totaled $6.6 million (2004 – $2.8 million) and $117,000 (2004 – $43,000), respectively.

ACCOUNTING POLICY CHANGES

Finite Insurance Layer

In the fourth quarter, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer. This treatment is consistent with U.S. GAAP and the Company believes it will provide greater comparability with other companies using similar insurance products. This change in accounting policy has the effect of reducing OG&A expenses, improving EBITDA and pre-tax earnings by $5 million (2004 – $5.6 million), increasing income taxes by $1.8 million (2004 – $2 million), increasing net income by $3.2 million (2004 – $3.6 million), decreasing Prepaid Expenses by $1.1 million (2004 – $1.1 million), increasing Other Assets by $13.3 million (2004 – $6.7 million) and decreasing the long-term asset portion of Future Income Taxes by $4 million (2004 – $1.8 million). A summary of the net effect of the earnings and balance sheet restatement for each of the quarters ended January 31, 2004 to July 31, 2005, is presented below.

Asset Retirement Obligations

Effective November 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations ("AROs"). The Company has identified asset retirement obligations related to site restoration for certain property leases. However, these obligations are not material either individually or in aggregate and, as such, a liability for AROs has not been recognized. The majority of these obligations were provided for under existing merger-related provisions and are expected to be settled within the next five years.

Westco, a joint venture of the Company, has determined its previously recognized reclamation obligation qualifies as an ARO and has accounted for it accordingly. Given that the ARO balance approximates the previously established reclamation provision and the retroactive income statement impact to date is not material, the Company has

Accounting Policy Change – Finite Insurance Layer
For the quarters ended
(thousands – except per share amounts)

	2005Q3	2005Q2	2005Q1	2004Q4	2004Q3	2004Q2	2004Q1
Consolidated Statement of Earnings and Retained Earnings:							
OG&A expenses, EBITDA and pre-tax earnings							
Grain Handling	$ 1,452	$ 1,452	$ 1,445	$ 1,440	$ 1,440	$ 1,439	$ 480
Crop Production Services	53	53	52	53	53	53	17
Livestock Services	150	150	158	161	161	161	54
Corporate	11	11	13	13	13	13	4
	1,666	1,666	1,668	1,667	1,667	1,666	555
Provisions for income taxes							
Current portion	(52)	(51)	(54)	(59)	(59)	(59)	(19)
Future portion	(546)	(547)	(546)	(543)	(543)	(543)	(181)
	(598)	(598)	(600)	(602)	(602)	(602)	(200)
Net earnings (loss) from continuing operations	$ 1,068	$ 1,068	$ 1,068	$ 1,065	$ 1,065	$ 1,064	$ 355
Earnings (loss) from continuing operations per share	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.01
Consolidated Statement of Cash Flows							
Cash provided by operations	$ 1,614	$ 1,615	$ 1,614	$ 1,608	$ 1,608	$ 1,607	$ 536
Cash flow per share	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.01
Consolidated Balance Sheet:							
Prepaid expenses	$ (2,779)	$ (4,445)	$ (6,111)	$ (1,112)	$ (2,779)	$ (4,446)	$ (6,112)
Other assets	13,334	13,334	13,334	6,667	6,667	6,667	6,667
Long-term portion of future tax assets	(3,449)	(2,903)	(2,356)	(1,810)	(1,267)	(724)	(181)
Accounts payable	(353)	(301)	(250)	(196)	(137)	(78)	(19)

recognized Westco's adoption of Section 3110 prospectively without a restatement of opening retained earnings. As at November 1, 2004, the Company's proportionate share of Westco's ARO balance of $18.3 million, which represents the discounted future value of the estimated cash flows required to settle the obligation, was comparable to the previous reclamation provision prior to the adoption of AROs.

Variable Interest Entities

Effective November 1, 2004, the Company adopted CICA Accounting Guideline AcG-15, Consolidation of Variable Interest Entities ("VIE"). A VIE is any legal structure used to conduct activities or hold assets which is not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of these rules to specific situations is complex and the interpretation of the rules is evolving. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment of the entities in which it has contractual and other interests, the Company has concluded that these entities are either not VIEs or the adoption of AcG-15 did not result in a material change to the consolidated financial statements. As a result, the adoption of this guideline had no material impact on the Company's consolidated financial statements for the year ended October 31, 2005.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP necessitates the use of management estimates, assumptions and judgment that affect reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur. The following components of the financial statements depend most heavily on such management estimates, assumptions and judgment, any changes in which may have a material impact on the Company's financial condition or results of operations.

Valuation of Long-lived Assets and Asset Impairment

Goodwill is not amortized and is assessed for impairment at the business unit level at least annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Potential goodwill impairment is identified by comparing the fair value of a business unit, estimated using discounted cash flows, to its carrying value. Should the carrying value exceed the assessed fair value of the business unit, the goodwill impairment would result in a reduction in the carrying value of goodwill on the balance sheet and the recognition of a non-cash impairment charge in the consolidated statement of earnings and retained earnings. While the Company believes that all of its estimates are reasonable, there exists inherent uncertainties that management may not be able to control. As a result, the Company is unable to reasonably quantify the changes in its overall financial performance if it had used different assumptions and it cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported.

The Company periodically assesses the recoverability of values assigned to long lived assets after considering potential impairment indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows.

The Company's comprehensive restructuring plan to rationalize its country operations involves the expected demolition or sale of redundant locations, either closed or expected to be closed. The remaining provision for demolition and other cash costs associated with the closure of these facilities was $3.7 million at October 31, 2005 (2004 – $4.7 million). The Company's net book value of fixed assets has been written down to reflect the value of facilities expected to be sold or dismantled. A substantial change in estimated undiscounted future cash flows for the Company's assets could materially change their estimated fair values, possibly resulting in additional impairment. Changes which may impact future cash flows include, but are not limited to, competition and general economic conditions and unrecoverable increases in operating costs.

Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying values of assets and liabilities. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and future income tax assets and liabilities on the consolidated balance sheet and a charge to or recovery of income tax expense.

At October 31, 2005, the Company had net future income tax assets of $30.2 million (2004 – $38.4 million), comprised of net operating loss carry-forwards and other net deductible temporary differences, which can be utilized to reduce either taxable income or taxes otherwise payable in future years. As at October 31, 2005, the Company had loss carry-forwards of about $317 million (2004 – $328 million) available to reduce income taxes otherwise payable in future years, with about $93 million (2004 – $143 million) expiring between October 2008 and 2010. A future tax asset of about $111 million has been recorded in respect of these unutilized losses with about $14 million classified as a short-term future tax asset. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. In making its assessment, the Company considered, among other things, historical and projected future earnings. Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

Pension and Other Post-Employment Benefits

Certain estimates and assumptions are used in determining the Company's defined benefit pension and other post-employment benefit obligations, including the discount rate, the expected long-term rate of return on plan assets and expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense recorded in OG&A. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. A substantial number of the Company's employees are members of its defined contribution plans. The Company's remaining defined benefit plans cover a closed group of members and all retirees prior to the Company's conversion to defined contribution plans.

For 2005, the discount rate used for calculation of pension benefit plans was 5.5% (2004 – 6.0%) and for other future benefits was 6.25% (2004 – 6.25%). The expected long-term rate of return on plan assets for pension benefit plans for 2005 was 6.7% (2004 – 6.7%). A one percentage-point decrease in the assumed return on plan assets would increase the projected pension expense by $1.2 million. A one percentage-point decrease in the assumed discount rate would increase the pension expense by $419,000 and the accrued benefit obligation by $16.3 million and increase the other future benefit expense by $71,000 and the accrued other future benefit obligation by $1.1 million. A one percentage-point increase in the assumed trend in health care cost would increase interest costs by $6,000 and increase the accrued benefit obligation by $313,000. The sensitivity of each assumption has been calculated independently. Changes to more than one assumption simultaneously may amplify or reduce the impact on the accrued benefit obligations or benefit plan expenses.

Environmental Matters

The Company's other long-term liabilities include its pro rata share of the asset retirement obligation ("ARO") associated with a joint venture's fertilizer manufacturing and processing plants which discontinued operations in 1987. The period to complete the reclamation project is estimated to be about 10 years from the current date and the joint venture's management continues to believe that the ARO is adequate. The Company's share of the ARO was $17.4 million at October 31, 2005 (2004 – $18.1 million). The Company's other long-term liabilities at October 31, 2005 also included a further $5 million provision (2004 – $5 million) accrued by the Company as part of its revaluation of the liabilities of Agricore Cooperative Ltd. on acquisition at November 1, 2001.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES

Cash Flow Provided By Operations

Per share calculations for the respective periods reduced cash flow provided by operations by the cost of the $1.1 million annual preferred share dividend. Current income taxes are significantly less than the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and the Company's loss carry-forwards. Accordingly, current income taxes largely reflect Large Corporation Capital Tax as well as the taxable position of certain subsidiaries.

Non-cash Working Capital

Non-CWB grain inventories decreased due entirely to lower values of non-CWB inventories at the end of 2005. Crop nutrition inventories decreased modestly as higher fall sales contributed to lower end-of-season inventory carryout. Nevertheless, year-end inventories were higher than expected due to the extended fall fertilizer season which continued into November 2005. Crop protection product inventories increased due to changes in the mix and value of inventories held at year-end.

Accounts receivable increased due to a $41 million increase in Grain Handling receivables related to the timing of late shipments and billing in October 2005 compared to the prior year, increased sales activity in the Company's subsidiary XCAN Far East Ltd. and higher CPS accruals related to the segment's underlying increase in Westco receivables, offset by lower receivables in Livestock Services associated with increased utilization of Unifeed Financial.

Cash Flow Provided by Operations
For the years ended October 31
(in thousands – except percentages and per share amounts)

	2005	(Restated – Note 24) 2004	Better (Worse)
EBITDA	**$ 128,737**	$ 104,141	$ 24,596
Add:			
Non-cash compensation expenses	**2,394**	2,974	(580)
Other non-cash expenses	**917**	294	623
Investment tax credits	**—**	89	(89)
Less:			
Non-cash earnings from equity investments	**(2,166)**	(833)	(1,333)
Adjusted EBITDA	**129,882**	106,665	23,217
Interest expense	**(49,877)**	(52,144)	2,267
Pre-tax cashflow provided by operations	**80,005**	54,521	25,484
Current income taxes	**(4,703)**	(2,688)	(2,015)
Cash flow provided by operations	**$ 75,302**	$ 51,833	$ 23,469
Cash flow provided by operations per share	**$ 1.64**	$ 1.12	46.4%

Non-cash Working Capital
As at October 31
(in thousands)

	2005	2004	Sources (Uses)
Inventory			
Non-CWB grain inventory	$ 133,134	$ 137,285	$ 4,151
Seed inputs held for resale	14,771	14,447	(324)
Crop nutrition products	130,695	132,370	1,675
Crop protection products	88,656	84,084	(4,572)
Other merchandise held for resale	14,753	15,728	975
	382,009	383,914	1,905
Accounts receivable	242,941	185,232	(57,709)
Prepaid expenses	17,106	18,777	1,671
Accounts payable and accrued expenses	(313,233)	(326,901)	(13,668)
	$ 328,823	$ 261,022	$ (67,801)

Capital Expenditures, Acquisitions and Divestitures

Capital expenditures of $36.4 million for the year ended October 31, 2005 increased $3.9 million over the same period last year but were within the Company's estimate of $35 million to $40 million. Individually large capital expenditures include $7.4 million for the expansion of the Carman Bean Plant, $3.8 million for fifteen fertilizer storage upgrade projects, $4.5 million for replacement of air filtration systems in Thunder Bay terminals and $4 million for four strategic grain storage expansion projects. There are no delays or material cost overruns expected related to completing these projects.

The Company expects to use cash flow provided by operations to fund between $35 million and $40 million in capital expenditures in fiscal 2006, including $6 million to complete projects undertaken in 2005. These capital expenditure commitments at October 31, 2005 include a large variety of projects, none of which are individually significant.

Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations
(in thousands)

	Total	Less than 1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Long-term debt	$ 322,613	$ 39,303	$ 118,557	$ 41,640	$ 123,113
9% convertible unsecured subordinated debenture	105,000	—	105,000	—	—
Reclamation provision	17,386	2,592	8,287	3,306	3,201
Other long-term obligations	5,521	—	521	—	5,000
	450,520	41,895	232,365	44,946	131,314
Other Contractual Obligations					
Operating leases	76,365	14,553	20,941	12,314	28,557
Purchase obligations[1]	306,397	295,362	9,337	1,388	310
	382,762	309,915	30,278	13,702	28,867
Total Contractual Obligations	$ 833,282	$ 351,810	$ 262,643	$ 58,648	$ 160,181

[1]Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

DEBT

Debt Ratings

The Company's debt ratings issued by Standard & Poor's and Dominion Bond Rating Service Limited remained unchanged since the Company's last annual report dated December 9, 2004.

	Senior Long-term Debt	Series 'A' and 'B' Notes	9% Convertible Unsecured Subordinated Debentures	Series 'A' Convertible Preferred Shares
Standard & Poor's[1]	BB		B+	na
Dominion Bond Rating Service Limited[2]	BB (low)	BB (high)	na	Pfd-5 (high)

[1] As at December 23, 2004
[2] As at March 11, 2005

Short-term Debt

For the years ended October 31
(in thousands)

	2005	*(Restated – Note 24)* 2004	Better (Worse)
Cash flow provided by operations	**$ 75,302**	$ 51,833	$ 23,469
Decrease (increase) in non-cash working capital	**(67,801)**	64,396	(132,197)
Working capital acquired	**—**	923	(923)
Other non-cash increases (decreases) in working capital	**258**	3,472	(3,214)
	7,759	120,624	(112,865)
Net capital expenditures and investments	**(41,185)**	(41,530)	345
Financing Activities			
Scheduled debt repayments, net of advances	**(38,641)**	(26,745)	(11,896)
Dividends paid	**(6,546)**	(6,541)	(5)
Deferred financing and other costs	**(4,071)**	(4,385)	314
Member and staff loan repayments, net	**(491)**	(627)	136
Share capital issued (redeemed), net of issue cost	**366**	(822)	1,188
Bank debt acquired	**—**	(480)	480
Cash on deposit	**13,624**	3,705	9,919
Sources (uses) of cash	**(69,185)**	43,199	(112,384)
Bank loans, beginning of the year	**(109,000)**	(152,199)	43,199
Bank loans, end of the year	**(178,185)**	(109,000)	(69,185)
Member and employee loans	**(22,630)**	(23,121)	491
Bank and other loans	**$ (200,815)**	$ (132,121)	$ (68,694)
Revolving Credit Facility:			
Outstanding letters of credit	**$ 56,741**	$ 99,322	$ 42,581
Available uncommitted short-term revolving facility	**$ 159,920**	$ 169,406	$ (9,486)
Revolving facility	**$ 425,000**	$ 375,000	$ 50,000

Short-term Debt

Bank loans of $178.2 million at October 31, 2005 were $69.2 million higher than a year earlier as uses of cash exceeded sources.

Non-cash working capital increased $67.8 million year-over-year (2004 – decreased $64.4 million) for the reasons noted above in "Non-cash Working Capital" offset by a $23.5 million increase in cash flow provided by operations (see "Cash Flow Provided by Operations").

Under the terms of the Company's loan agreements, scheduled long-term debt repayments increased $11.9 million during the most recent year. The $9.9 million decrease in cash and cash equivalents compared to last year-end largely reflected a decrease in cash held by its subsidiaries and joint ventures pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders and joint venturers. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries.

The Company's outstanding letters of credit at October 31, 2005 decreased by $42.6 million compared to the prior year largely as a result of substituting letter of credit security provided to the CGC with a more cost effective credit insurance program underwritten by a major international insurer. The remaining outstanding letters of credit are issued in the normal course of business in support of the

Company's grain volume insurance program, debt related to the Company's interest in the Cascadia Terminal, trading activities on the Winnipeg Commodity Exchange and as security for electronic data interchange and other wire payments.

The Company's available uncommitted short-term revolving facility at October 31, 2005 decreased by $9.5 million to $159.9 million as a result of the Company increasing its bank loans by $69.2 million, offset by a $42.6 million reduction in letters of credit outstanding. Although the revolving facility increased $50 million to $425 million effective September 1, 2005, only $369 million was available at October 31, 2005 based on the underlying borrowing base. The current facility will increase to $475 million on January 1, 2006 in order to address seasonal volatility in working capital requirements. In May 2005, the Company added an additional Schedule II Canadian chartered bank to its banking syndicate. The Company expects to renew its revolving facility on at least as favourable terms and conditions on or before the current facility's expiry date of February 28, 2006.

Cash flow provided by operations of $75.3 million for the year ended October 31, 2005 exceeded the $41.2 million invested in net capital expenditures, investments and other assets by $34.1 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $45.2 million over the same period.

Long-Term Debt

The Company made $39.3 million of scheduled principal repayments during the course of the year. Total long-term debt of $322.6 million at October 31, 2005 consisted of $106 million of the bank term facility (maturing February 2007), $99.4 million of the term facility (due 2016), $108.9 million in term notes with a syndicate of Canadian life insurance companies (maturing between 2011 and 2023) and $8.3 million of long-term subsidiary debt. Of this total, $39.3 million is scheduled for repayment within the next 12 months. The borrowing facilities are secured by charges over all the assets of the Company and its material wholly owned subsidiaries and by specific charges over material fixed assets.

Convertible Debentures

On November 27, 2002, the Company issued $105 million in Debentures, maturing November 30, 2007. The Debentures are convertible, at the option of the holder prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures (an aggregate of 14 million Limited Voting Common Shares assuming conversion of all of the Debentures). The Debentures may be redeemed by the Company under certain circumstances after November 30, 2005 for cash or by issuing freely tradable Limited Voting Common Shares. As at October 31, 2005, none of the Debentures have been redeemed or converted into Limited Voting Common Shares.

OFF-BALANCE SHEET OBLIGATIONS AND ARRANGEMENTS

Pension Plan

At October 31, 2005, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. The Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to merge two defined benefit plans with an aggregate surplus of $16.6 million and two defined benefit plans with an aggregate deficit of $11.6 million, which would result in the Company having two defined benefit plans, one with an aggregate surplus and one with a modest deficit. If OSFI were to decline the merger application, the Company will be required to fund the defined benefit plan deficits over a period of five to fifteen years. The Company reported a deferred pension asset of $13.1 million in Other Assets at October 31, 2005. During 2005, the Company began funding one of its defined benefit plans following the expiration of a contribution holiday. Accordingly, it made $1.9 million in cash contributions to its defined benefit plans and $2.6 million in cash contributions to the defined contribution and multi-employer plans for the year ended October 31, 2005 (compared to the pension expense of $5.6 million recorded in the financial statements).

Agricore United Financial and Unifeed Financial

AU Financial provides working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's crop nutrition products, crop protection products and seed. Outstanding credit of $323.8 million at October 31, 2005 advanced through AU Financial, increased from outstanding credit of $283.5 million at the same date last year, largely due to increased underlying sales activity. At the same time, credit over 90 days increased modestly to 1.8% of total outstanding receivables from 1.6% a year earlier. About 90.2% of outstanding credit is related to AU Financial's highest credit rating categories, comparable to 90.1% the prior year. The Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule I chartered bank, for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than AU Financial. Unifeed Financial approved $45.8 million (2004 – $32.7 million) in credit applications of which customers had drawn $21.8 million (2004 – $9.9 million) at October 31, 2005. The Company has indemnified the bank for aggregate credit losses of up to $5.2 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

Securitization Arrangement

The company has a securitization program with an independent trust, which permits the Company to sell, on an unlimited basis, an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with an agency contract between the company and the CWB.

Either party may cancel the securitization agreement on 60 days notice. In the event of cancellation, the Company would either seek to establish a new securitization or similar program or finance the amounts due from the CWB through the Company's revolving line of credit.

As at October 31, 2005, the Company had securitized $36.2 million of amounts it is entitled to receive in respect of CWB grain compared with $28.7 million at October 31, 2004. About $4.7 million of such receivables remained unsecuritized at October 31, 2005 compared with $4 million at October 31, 2004.

SHARE CAPITAL AND RETAINED EARNINGS

Retained earnings of $28.2 million at October 31, 2005 were $6.3 million higher than at October 31, 2004 due to net income for the fiscal year ended October 31, 2005 of $12.5 million, offset by dividends declared of $6.3 million.

Share capital of $460.3 million at October 31, 2005 increased by $366,000 from October 31, 2004. The Company issued 22,694 Limited Voting Common Shares from treasury, as required under its Directors' Share Compensation Plan, representing a minimum of 25% of directors' fees otherwise payable (calculated based on the Toronto Stock Exchange closing price on the last trading day at the quarter-end). The Company also issued 22,793 Limited Voting Common Shares from treasury pursuant to its Dividend Reinvestment Plan.

Market Capitalization

The market capitalization of the Company's 45,372,620 issued and outstanding Limited Voting Common Shares at December 12, 2005 was $306.7 million or $6.76 per share compared with the Company's book value[2] of $10.55 per share ($9.84 per share fully diluted) at October 31, 2005. The issued and outstanding Limited Voting Common Shares at December 12, 2005, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

Market Capitalization
As at December 12, 2005

Issued and outstanding Limited Voting Common Shares	45,372,620
Securities convertible into Limited Voting Common Shares:	
$105,000,000 – 9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (basis), callable at $24	1,104,369
Stock options	1,057,586
	61,534,575

FINANCIAL RATIOS

The Company's total funded debt (excluding the Debentures), net of cash, of $486.8 million at October 31, 2005 increased $43.7 million compared to the same date last year due to dividends, financing expenses, higher investment in property, plant, equipment and other assets, and increased non-cash working capital, offset by higher cash flow provided by operations for the twelve months ended October 31, 2005 and scheduled repayments of long-term debt as noted above. The Company's average funded debt, net of cash, was $442 million for the twelve months ended October 31, 2005 (2004 – $490 million). The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in short-term debt used to finance working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, as well as price volatility in the commodities handled, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. Measured on an average trailing twelve-month basis, the Company's leverage ratio improved to 43.1% for the year ended October 31, 2005 from 45.3% for the year ended October 31, 2004.

Financial Ratios
(in thousands – except percentages and ratios)

	As at October 31			Trailing Twelve Months Ended October 31		
	2005	2004	Better (Worse)	2005	2004	Better (Worse)
Funded debt (excluding the Debentures), net of cash	**$ 486,838**	$ 443,161	$ (43,677)	**$ 441,991**	$ 489,522	$ 47,531
EBITDA				**$ 128,737**	$ 104,141	$ 24,596
Ratios						
Current ratio	**1.26x**	1.29x	(0.03pt)			
Net funded debt to capitalization	**48.1%**	46.5%	(1.6pt)	**43.1%**	45.3%	2.2pt
Earnings based Ratios						
EBITDA to Fixed Charges				**0.98x**	0.90x	0.08pt
Average Net Debt to TTM EBITDA				**3.43x**	4.70x	1.27pt

[2]Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares, executive stock options and the Debentures had been fully converted.


59.0%
53.0%
47.0%
41.0%
35.0%
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05

Net Funded Debt to Capitalization (%)
Trailing Twelve Month ("TTM") Average


55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
Nov-05
Dec-05
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Leverage (Net Debt:Capitalization)
Average at October 31, 2005

Net Funded Debt to Capitalization (%)

RISKS

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, its system of internal and disclosure controls and sound operating practices.

The effect of weather conditions on farm output represents a significant operating risk to the volume of grain handled and related revenues earned at country elevators and port terminals. Weather, market prices of grain, total volume of grain production and mix of Board and non-Board grain produced in turn affect the volumes and mix of crop production input sales. The Company's elevators and crop input distribution facilities are geographically dispersed throughout the Prairie provinces, diversifying the Company's exposure to some of these risks. Agricore United also contracted for grain volume insurance covering the crop years ending July 31, 2004 to 2006 which provides a substantial amount of protection against revenue losses due to unusually low grain handling volumes.

The Company employs a number of other insuring and retention arrangements to actively manage its property, business interruption, boiler, marine, liability, fidelity, environmental, surety, employee accident and automobile risks and balance the overall, long-term cost with long-term economic benefit.

Exposure to inventory losses is managed through a variety of quality control processes, inventory management and shipping practices, ongoing staff training, and facilities management and maintenance. The Company complies with environmental regulations and uses special storage facilities and transportation methods to manage exposures from certain environmental hazards associated with the storage and handling of fertilizers and crop protection products.

To address consumer awareness and concern over food safety and "traceability", Agricore United has established a number of processes to track and identify crops at every stage of production from seed to customer delivery to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9001:2000 registration and HACCP compliance are verified by third-party audits. As at October 31, 2005, all of the Company's port terminals are registered to ISO 9001:2000 and HACCP compliant. The Company's country network includes 51 high through-put ("HTP") elevators, two joint venture HTP elevators, 29 conventional elevators and three specialty plants, which are registered ISO 9001:2000 and HACCP compliant. Agricore United's eight feed mills and two pre-mix facilities are HACCP certified or compliant.

Agricore United uses derivative financial instruments to manage market risks resulting from fluctuations in underlying interest rates, foreign exchange rates and commodity prices. Fundamentally, Agricore United attempts to mitigate risk wherever possible. Where available, derivative instruments are effective in minimizing these risks by creating essentially equal and offsetting market exposures. The derivative financial instruments held by Agricore United are principally held for purposes other than derivatives trading. If Agricore United did not use financial instruments, its exposure to market risk would be greater.

RISK MANAGEMENT

The Company's Corporate Risk Management Committee (consisting of the Chief Executive Officer, Chief Financial Officer and a number of senior managers of the Company) is responsible for identifying the risks faced by the Company, determining the materiality of those risks and reporting to the Risk Review Committee of the Board of Directors on the appropriate policies implemented to reasonably contain those risks which can be managed. The Corporate Risk Management Committee also provides direction to management on risk management strategies, the use of risk management products, specific exposure limits and approved counterparties. In addition, it determines that responsibility for specific risks is clearly delegated and that there are appropriate internal controls and monitoring systems to ensure that defined policies and procedures are adhered to.

MARKET RISK

A significant source of the Company's revenue is earned by Grain Handling. Earnings in this segment of the business fluctuate in relation to the volume of grain handled and the margin earned on merchandising open market (non-CWB) grains. In the case of Board grains, the Company earns storage and handling tariffs from the CWB, which are established independently of the market price for the grain. Board grains represented 54% of total grain handled by Agricore United in fiscal 2005 (2004 – 56%).

Since a significant portion of the Company's off-shore transactions are denominated and priced in U.S. dollars, the Company is not directly exposed to volatility in export sales as a result of underlying changes in the relationship between the Canadian dollar and other foreign currencies. The Company may be indirectly affected to the extent that farmer customers are adversely impacted by changes in the underlying exchange value of the Canadian dollar that, over a sustained period, are not compensated for by a corresponding change in input costs (i.e. changes in costs of fuel, crop inputs, etc.).

The Company utilizes exchange traded futures contracts wherever possible to manage the exposure associated with fluctuations in the cash price of non-Board grains. In so doing, the Company assumes a basis risk to the extent that the two do not change by directly equivalent amounts. Where exchange traded futures for a particular commodity are not available or where the liquidity of a particular exchange traded future is volatile, Agricore United develops crosshedges using futures contracts for similar or related products. While the utilization of such hedges reduces exposure to price risk, exposure to basis risk increases, although not proportionately. The Company retains any remaining commodity risks. The Company also employs forward sales contracts to hedge prices for the sale of grain, forages and special crops, forward purchase contracts to fix the costs of supply of livestock feed inputs and prepaid purchases of crop production inputs with future delivery dates. The costs associated with these instruments are included in the cost of sales for the affected business segment.

FOREIGN EXCHANGE RISK

As a significant portion of the Company's net revenues are effectively denominated in U.S. dollars, the Company uses forward exchange contracts and options to hedge this exposure. The costs associated with these hedging activities are included in the cost of sales of the affected business segment.

INTEREST RATE RISK

To mitigate interest rate risk, the floating interest rate on the Company's $106 million term loan has been fixed through an interest rate swap with a Canadian chartered bank at an average rate of 6.65% for the term of the loan. The Company also manages the interest rate risk on its short-term borrowings by using a combination of cash instruments, futures, options and forward rate agreements. The cost of the interest rate swap as well as the other instruments is included in interest and securitization expenses.

CREDIT RISK

Its counterparties expose Agricore United to credit risk in the event of nonperformance. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place. Agricore United monitors the credit ratings of its counterparties on an ongoing basis. No provision has been made in respect of credit losses on derivative contracts, as Agricore United does not anticipate any non-performance. The Company also requires additional collateral in the form of letters of credit or cash deposits where large grain sale contracts with a particular customer potentially involve concentration of risk.

Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily.

Agricore United manages its exposure to potential credit risk in respect of trade receivable contracts through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts. The absence of significant financial concentration of such receivables limits its exposure to credit risk. Under AU Financial and Unifeed Financial, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain accounts receivable.

OUTLOOK

On December 7, 2005, Statistics Canada estimated western Canadian production of the major grains for the 2005 Crop Year to be about 53.5 million tonnes. This production level is five percent higher than the 2004 crop and represents a 10% increase over the 10-year average of 48.5 million tonnes (excluding the unprecedented 2002 drought). While the quality of the cereal crop is estimated to be below average due to the prolonged and damp harvest, the percentage of each crop falling into the top grades improved over 2004. The quality of the oilseed crop is comparable to historical averages and 30% larger than the 2004 crop, predominantly due to a record size canola crop. The Company is the largest oilseed merchandiser in western Canada.

The grain industry typically ships about 65% of the grain produced during the most recent Crop Year over the course of the subsequent 12 months. Based on these averages, the primary grain elevator network would have expected to take delivery of about 33 million tonnes of the 2004 crop during 2005, compared with the 28.8 million tonnes actually shipped. This shortfall in deliveries into the primary elevator system has contributed to Agriculture and Agri-Food Canada's ("AAFC") estimated 4.8 million tonne increase in inventory carry-out at July 31, 2005 compared to the same time in 2004. Accordingly, receipts and grain shipments for the industry and the Company in 2006 can reasonably be expected to increase. (AAFC forecasts exports of grains and oilseeds to increase 16% to 27.6 million tonnes in Crop Year 2006.) However, future grain shipments remain dependent on several factors, including: producer decisions to deliver their 2004 and 2005 crops and the timing of those decisions; timely and effective execution by the railways of grain movement to port terminals and other North American destinations; and the execution of the CWB marketing program in 2006 which is also tied to producer decisions on grain delivery. These factors are influenced by current and future commodity prices and may be further complicated if producers elect to deliver their commodities in a concentrated time frame—decisions which could strain the railway's capacity to execute shipment. In that regard, CP Rail has made a significant investment in rail capacity expansion in western Canada during the past year.

On December 13, 2005, a panel of the North American Free Trade Agreement affirmed a previous determination that imports of hard red spring wheat from Canada do not cause material injury to U.S. growers.

Precipitation levels were above average and well distributed in 2005 with on-farm surface water supplies at November 1, 2005 indicating no water shortages anticipated across western Canada, apart from the southernmost area of Saskatchewan along the U.S. border. Coupled with the high production levels in 2005, demand for fertilizer and other crop inputs are expected to be maintained in the spring of 2006. The improved fall fertilizer application season in late October 2005 continued into November due to the late harvest and unfavourable weather conditions. Natural gas prices (the predominant component in the manufacture of fertilizer) have stabilized at lower levels than earlier in the fall and, since much of the cost of fertilizer production is a flow-through cost to customers, is expected to mitigate the magnitude of potential price increases on fertilizer in the spring. AAFC has estimated increased acres will be planted to oilseeds (particularly canola) in the 2006 Crop Year. A significant part of the Company's earnings comes from the sale of canola seed and the purchase and shipment of the resulting production.

On December 12, 2005, following a similar decision by the U.S. on July 15, 2005, Japan announced the easing of bans on imports of Canadian beef under 21 months of age. The Canadain Food Inspection Agency announced on December 10, 2005 that 21 days of testing had not turned up any sign of avian flu on the 80 chicken and duck farms that had been quarantined following the discovery of a strain of avian flu on a poultry farm in British Columbia in November 2005 (that led to a temporary ban by the U.S., Japan, Taiwan and Hong Kong on B.C. poultry from the effected farm and surrounding area). Canadian livestock and poultry producers continue to benefit from abundant feed ingredients, lower feed prices and improved access to U.S. and other markets. Coupled with stable or rising hog and cattle futures, the livestock industry's outlook for 2006 is not expected to deteriorate.

AU Financial collected 91% of the accounts due on October 31, 2005 under its fall program compared to 93% of last years program, which was smaller. As at December 5, 2005 the Company had already pre-approved 19,300 customers for $625 million in credit for the 2006 growing season compared to 19,500 customers for $615 million in credit at the same time last year. The distribution of customer credit ratings remains consistent with the prior year.

On an ongoing basis, the Company reviews the efficiency of its operation, seeking opportunities to control or reduce operating expenses throughout the Company. In 2005, the Company's OG&A expenses increased by 2.3%. Accordingly, the Company believes that it will be able to limit the growth in OG&A expenses in 2006 to less than the rate of inflation.

The Company entered into an agreement with a third party on May 6, 2005 for the sale of its AUV Terminal pursuant to a consent agreement with the Commissioner of Competition (the "Commissioner"). The Company subsequently announced on July 29, 2005 that the sale was not expected to be completed on the original closing date of August 1, 2005 but that both parties were continuing to work diligently towards concluding a transaction as soon as practicable. On August 12, 2005, the Company announced that subsequent requests by both the Company and the purchaser to extend the time frame to conclude a transaction had been denied by the Commissioner. The Company then filed an application with the Competition Tribunal (the "Tribunal") seeking, among other things, an order pursuant to section 106 of the Competition Act rescinding the consent agreement between the Commissioner and the Company. The application is expected to be heard by the Tribunal in March 2006. In the meantime, the Company continues to operate the AUV Terminal.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of United Grain Growers Limited, carrying on business as Agricore United, is responsible for the preparation and presentation of the accompanying financial statements and all of the information contained in this annual report. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles which recognize the necessity of relying on management's judgment and best estimates. Financial information contained throughout this annual report is consistent with these financial statements.

To fulfill its responsibility and ensure integrity of financial reporting, management maintains a system of internal accounting controls and an internal audit department to review systems and controls on a regular basis. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors, consisting of non-management directors, oversees management's preparation of financial statements and financial control of operations. The Audit Committee meets separately with management, the Company's internal auditors and the Company's independent auditors, PricewaterhouseCoopers LLP, to review the financial statements and recommend approval by the Board of Directors.

Brian Hayward
Chief Executive Officer

Peter G.M. Cox
Chief Financial Officer

AUDITORS' REPORT
TO THE SHAREHOLDERS OF UNITED GRAIN GROWERS LIMITED, CARRYING ON BUSINESS AS AGRICORE UNITED:

We have audited the consolidated balance sheets of United Grain Growers Limited as at October 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Winnipeg, Canada
December 14, 2005

CONSOLIDATED
BALANCE SHEETS

As at October 31 *(in thousands)*		2005		*(Restated – Note 24)* 2004
ASSETS				
Current Assets				
Cash and cash equivalents	**$**	**36,590**	$	50,214
Accounts receivable (Note 4)		**242,941**		185,232
Inventories (Note 5)		**382,009**		383,914
Prepaid expenses		**17,106**		18,777
Future income taxes (Note 17)		**19,417**		6,801
		698,063		644,938
Property, Plant and Equipment (Note 6)		**657,074**		664,396
Other Assets (Note 7)		**65,976**		60,123
Goodwill (Note 22)		**21,189**		28,903
Intangible Assets (Note 22)		**16,590**		16,502
Future Income Taxes (Note 17)		**18,307**		38,506
	$	**1,477,199**	$	1,453,368
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Bank and other loans (Note 8)	**$**	**200,815**	$	132,121
Accounts payable and accrued expenses		**313,233**		326,901
Dividends payable		**2,464**		2,464
Current portion of long-term debt (Note 9)		**39,303**		39,189
Future income taxes (Note 17)		**272**		345
		556,087		501,020
Long-term Debt (Note 9)		**283,310**		322,065
Convertible Debentures (Note 10)		**105,000**		105,000
Other Long-term Liabilities (Note 11)		**35,434**		35,814
Future Income Taxes (Note 17)		**7,285**		6,527
Shareholders' Equity				
Share capital (Note 12)		**460,323**		459,957
Contributed surplus (Note 13)		**1,593**		1,044
Retained earnings		**28,167**		21,941
		490,083		482,942
	$	**1,477,199**	$	1,453,368

Approved by the Board





Wayne W. Drul,
Director

Terry Youzwa,
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the years ended October 31 *(in thousands, except per share amounts)*	2005	(Restated – Note 24) 2004
Sales and revenue from services (Note 22)	$ 2,775,279	$ 3,048,135
Gross profit and net revenue from services (Note 22)	460,581	428,497
Operating, general and administrative expenses (Note 22)	(331,844)	(324,356)
Earnings before the undernoted (Note 22)	128,737	104,141
Depreciation and amortization (Note 22)	(60,717)	(65,211)
	68,020	38,930
Gain (loss) on disposal of assets	1,653	(289)
Interest and securitization expenses (Note 16)	(49,877)	(52,144)
	19,796	(13,503)
Recovery of (provision for) income taxes (Note 17)		
Current portion	(4,703)	(2,688)
Future portion	(2,579)	6,025
Net earnings (loss) for the year	12,514	(10,166)
Retained earnings, beginning of year	21,941	38,648
Dividends	(6,288)	(6,541)
Net earnings (loss) for the year	12,514	(10,166)
Retained earnings, end of year	$ 28,167	$ 21,941
Basic and diluted earnings (loss) per share (Note 2)	$ 0.25	$ (0.25)

CONSOLIDATED
STATEMENTS OF CASH FLOWS

For the years ended October 31 *(in thousands)*		2005		*(Restated – Note 24)* 2004
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings (loss) for the year	$	12,514	$	(10,166)
Adjustments for:				
Depreciation and amortization		60,717		65,211
Employee future benefits		1,845		2,572
Investment tax credits		—		89
Future income taxes (recovery)		2,579		(6,025)
Equity earnings from investments, net of distributions		(2,166)		(833)
Stock-based compensation (Note 13)		549		402
Loss (gain) on disposal of assets		(1,653)		289
Other long-term liabilities		917		294
Cash flow provided by operations		75,302		51,833
Changes in non-cash working capital		(67,543)		68,791
		7,759		120,624
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired (Note 3)		—		(8,325)
Property, plant and equipment expenditures		(36,428)		(32,473)
Proceeds from disposal of property, plant and equipment		5,507		4,609
Increase in other assets		(10,264)		(5,341)
		(41,185)		(41,530)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in bank and other loans		68,694		(44,306)
Proceeds from long-term debt		708		53
Long-term debt repayments		(39,349)		(26,798)
Deferred financing expenditures		(2,042)		(3,229)
Decrease in other long-term liabilities		(2,029)		(1,156)
Share capital issued (redeemed)		366		(27)
Share issue costs		—		(795)
Dividends		(6,546)		(6,541)
		19,802		(82,799)
Net decrease in cash and cash equivalents		(13,624)		(3,705)
Cash and cash equivalents, beginning of year		50,214		53,919
Cash and cash equivalents, end of year	$	36,590	$	50,214
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payment of interest	$	(50,172)	$	(52,123)
Cash payment of taxes	$	(3,730)	$	(8,160)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Agricore United ("the Company") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

USE OF ESTIMATES

The timely preparation of financial statements in accordance with GAAP necessitates the use of management estimates, assumptions and judgment that affect reported amounts of assets, liabilities, revenues and expenses and disclosure of contingencies. Actual results may differ as confirming events occur.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of significant joint ventures. The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture.

Subsidiaries	Ownership Interest
Demeter (1993) Inc.	100%
Pacific Elevators Limited	100%
Western Pool Terminals Ltd.	100%
Unifeed Limited and its wholly-owned subsidiary*	100%
XCAN Far East Ltd.	100%
XCAN Asia Ltd.**	100%
XCAN Grain (Europe) Ltd.**	100%

Joint Ventures	Ownership Interest
Alberta Industrial Mustard Company Limited	50%
Cascadia Terminal	50%
CMI Terminal Joint Venture	50%
Gardiner Dam Terminal Joint Venture	50%
Lloydminster Joint Venture	50%
Western Co-operative Fertilizers Limited ("Westco")	57%

* *Effective November 1, 2005, Unifeed Limited and its wholly-owned subsidiary, Hart Feeds Limited, were amalgamated and the continuing corporation dissolved and wound up into the operations of the Company.*

** *These subsidiaries are in the process of being liquidated and are expected to be wound up during 2006.*

REVENUE RECOGNITION

Revenue from the sale of commodities is recognized upon shipment to the customer from country elevator or port terminal. Revenue from the sale of crop input products and livestock feed is recognized upon shipment to the customer. Service-related revenue, which includes tariff-based revenue for handling Canadian Wheat Board ("CWB") grain, is recognized upon performance of the service.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term investments with less than three months to maturity as well as funds on deposit within jointly held enterprises which may not be immediately available to the Company.

ACCOUNTS RECEIVABLE

Accounts receivable includes advances to producers arising from the purchase of grain for the account of the CWB, in accordance with the terms of a handling agreement between the parties, which are valued on the basis of CWB initial prices less handling costs.

INVENTORIES

Grain inventories include both hedged and non-hedged commodities. Hedgeable grain inventories are valued based on the closing market quotations less execution costs. Non-hedgeable grains are valued at the lower of cost or market. Farm supply, seed, feed and livestock inventories are valued at the lower of cost or net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, which includes interest incurred on major construction projects, reduced by investment tax credits claimed. The Company uses a combination of straight-line and diminishing balance methods of providing depreciation over the estimated useful lives of the assets.

Building	4% to 6% diminishing balance; 10 to 50 years straight-line
Machinery & equipment	6% to 30% diminishing balance; 5 to 25 years straight-line
Site and leasehold improvements	6% to 10% diminishing balance; 5 to 50 years straight-line
Computer hardware & software	3 to 5 years straight-line
Furniture & fixtures and other	20% diminishing balance; 2 to 5 years straight-line

OTHER ASSETS

Deferred charges – System development costs related to developing or upgrading identifiable software products are deferred and amortized on a straight-line basis over a three-year period. Varietal development costs incurred under agreements for the development of proprietary seed varieties are deferred and amortized on a straight-line basis over a four-year period. Pension costs, representing the aggregate surplus of the Company's pension plans plus unamortized transitional amounts and actuarial net losses, are accounted for as described under Employee Future Benefits. Financing costs related to securing and maintaining credit facilities are deferred and amortized over the term of the facility. Risk and insurance costs related to establishing the Company's insurance program are deferred and amortized over the life of the contract.

Trade investments – Trade investments primarily include the Company's non-controlling interests in The Puratone Corporation, Canadian Pool Agencies Limited, and Pool Insurance Company, which are accounted for using the equity method. All other trade investments are recorded at cost.

Prince Rupert Grain Terminal ("PRG") – Through a consortium, the Company has a joint and several interest in PRG. PRG has $309 million in loans, due to a third party and maturing between 2015 and 2035, that are secured by the terminal without recourse to the consortium members. Since the value of the debt exceeds the depreciated value of the terminal, the Company's non-controlling interest in PRG is recorded at nominal value.

Finite Insurance Layer – Funding of the $20 million Finite Insurance Layer of the Company's integrated insurance program, over a three year period commencing January 1, 2004, is accounted for as a deposit with the insurer (Note 24).

GOODWILL

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses annually whether there has been a permanent impairment in the carrying value of goodwill based on the fair value of the related business operations. Should the carrying amount of the goodwill exceed its fair value, an impairment loss would be recognized at that time.

INTANGIBLE ASSETS

Intangible assets consist primarily of supply contracts with indefinite useful lives. Indefinite life intangibles are not amortized but are tested for impairment at least annually. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized at that time.

INCOME TAXES

Income taxes are provided for using the asset and liability method of accounting. Under this method, future income taxes are recognized for temporary differences between the accounting and tax bases of the Company's assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the year the change occurs. A valuation allowance would be provided to the extent that it is more likely than not that future income tax assets will not be realized.

STOCK-BASED COMPENSATION

Executive Stock Option Plan – The fair value of the award at the time of granting is recognized as compensation expense over the vesting period with an offsetting amount recorded to contributed surplus.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Company to reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices. In the normal course, the Company does not hold or issue derivative financial instruments for derivative trading purposes. Any derivative that does not qualify for hedge accounting is reported in earnings on a mark-to-market basis.

Interest rate swap contracts – The Company has an interest rate swap that is accounted for in accordance with hedge accounting and as such, the swap is documented and subjected to an effectiveness test on a quarterly basis for reasonable assurance that it is and will continue to be effective. Differentials to be received or paid under these contracts are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses on contract termination are deferred and amortized to income over the life of the original contract or the related debt, whichever is earlier.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate while non-monetary assets, liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. All exchange gains and losses are reflected in earnings during the year in which they occurred.

EMPLOYEE FUTURE BENEFITS

The Company maintains both defined benefit and defined contribution pension plans for employees and is also a member of a multi-employer defined benefit pension plan. Additionally, the Company provides other post-employment benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement. The cost of all future benefits is accrued in the year in which the employee services are rendered, based on actuarial valuations, with the exception of a foreign wholly-owned subsidiary which determines its obligation based on the amount that would be required to be paid under the plan if all eligible employees and directors voluntarily terminated their employment as of the balance sheet date.

The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits, uses the projected benefit method prorated on service, which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are reflected at fair value.

Any excess net actuarial gains or losses over 10% of the greater of the accrued benefit obligation and the fair value of plan assets are being amortized over the average remaining service period ("ARSP") of active employees expected to receive benefits under the benefit plan.

The multi-employer defined benefit pension plan is accounted for as a defined contribution plan.

2. EARNINGS PER SHARE

For the years ended October 31
(in thousands, except per share amounts)

	2005			(Restated – Note 24) 2004		
	Amount	**Shares**	**Per share**	Amount	Shares	Per share
Net earnings (loss)	**$ 12,514**			$ (10,166)		
Less: Preferred share dividend	**(1,104)**			(1,105)		
Basic & diluted earnings (loss) per share	**$ 11,410**	**45,343**	**$ 0.25**	$ (11,271)	45,278	$ (0.25)

Basic earnings (loss) per share is derived by deducting annual dividends on preferred shares from the net earnings (loss) for the year and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the year. The effect of potentially dilutive securities (convertible unsecured subordinated debentures and preferred shares) was not included in the calculation of diluted earnings (loss) per share for the years ended October 31, 2005 and 2004, as the results would be anti-dilutive. In addition, executive stock options have been excluded from the calculation of diluted earnings (loss) per share as the exercise price exceeds the average trading value of the shares in the respective years.

3. BUSINESS ACQUISITIONS

Effective February 1, 2004, the Company purchased, through its wholly-owned subsidiary Unifeed Limited, 100% of the issued and outstanding shares of Vertech Feeds Ltd., a livestock feed manufacturer in Red Deer, Alberta. Vertech Feeds Ltd. was dissolved effective November 1, 2004 and its operations were wound up into Unifeed Limited.

The Company purchased the remaining 50% of issued and outstanding shares of Prairie Mountain Agri Limited, a high throughout grain terminal and crop production centre located in Roblin, Manitoba. The transaction closed on May 31, 2004. Prairie Mountain Agri Limited was dissolved effective June 1, 2004 and its operations wound up into the Company.

These acquisitions were accounted for using the purchase method and the results of operations of these businesses are included in the consolidated financial statements from the respective dates of acquisition.

For the year ended October 31, 2004
(in thousands)

Net assets acquired:		
Current assets	$	3,881
Property, plant & equipment		3,382
Goodwill*		4,801
Current liabilities		(1,408)
Long-term liabilities		(782)
		9,874
Less: cash acquired		(1,549)
Net cash consideration	$	8,325

**Virtually none of the goodwill is considered deductible for income tax purposes.*

4. ACCOUNTS RECEIVABLE

The following table presents the percentage of total customer balances receivable by business segment:

As at October 31	2005	2004
Grain Handling	**50%**	43%
Crop Production Services	**25%**	17%
Livestock Services	**16%**	28%
Other	**9%**	12%

SECURITIZATION AGREEMENT

Under a securitization agreement with an independent trust, the Company can sell on an unlimited basis an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with the grain handling contract between the Company and the CWB. The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The trust has limited recourse to the Company's future grain handling receipts and no recourse to the Company's other assets. Either party may cancel the securitization agreement on 60-days notice. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the CWB and retains servicing responsibilities in respect of CWB grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the CWB upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted-average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined the fair value measurement of this asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At October 31, 2005, amounts advanced to producers on behalf of the CWB are reported net of securitized amounts of $36.2 million (2004 – $28.7 million). The following table summarizes certain cash flows related to the transfer of receivables during the year:

As at October 31 *(in thousands)*	2005	2004
Proceeds from new securitizations	$ **30,000**	$ 22,400
Proceeds from collections reinvested	**6,161**	6,338
Securitized amount	$ **36,161**	$ 28,738

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings and Retained Earnings.

AGRICORE UNITED FINANCIAL

The Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for a portion of future losses (Note 18).

UNIFEED FINANCIAL

The Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for a portion of future losses (Note 18).

5. INVENTORIES

As at October 31 *(in thousands)*	2005	2004
Grain	$ **133,133**	$ 137,285
Crop inputs	**234,123**	230,901
Feed and livestock	**11,718**	12,148
Other merchandise	**3,035**	3,580
	$ **382,009**	$ 383,914

6. PROPERTY, PLANT AND EQUIPMENT

As at October 31 *(in thousands)*	2005		2004	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Building	$ **595,937**	$ **243,038**	$ 611,684	$ 259,400
Machinery & equipment	**643,352**	**420,202**	653,669	419,754
Site and leasehold improvements	**63,990**	**24,776**	64,162	23,533
Computer hardware & software	**56,837**	**53,499**	56,944	52,415
Furniture & fixtures and other	**15,612**	**14,081**	15,795	14,142
Land	**22,950**	—	23,344	—
Construction in progress	**13,992**	—	8,042	—
	$ **1,412,670**	$ **755,596**	$ 1,433,640	$ 769,244
Net book value	$ **657,074**		$ 664,396	

The Company capitalized $497,000 (2004 – $912,000) in interest related to major capital expenditures.

7. OTHER ASSETS

As at October 31 *(in thousands)*		2005		*(Restated Note 24)* 2004
Deferred charges:				
System development costs	$	**3,640**	$	3,683
Varietal development costs		**2,800**		3,390
Pension costs (Note 14)		**13,135**		14,247
Financing costs		**6,646**		8,575
Risk and insurance costs		**1,029**		1,535
Trade investments		**22,162**		22,026
Finite Insurance Layer deposit		**13,333**		6,667
Other long term assets held by subsidiary		**3,231**		—
	$	**65,976**	$	60,123

8. BANK AND OTHER LOANS

As at October 31 *(in thousands)*		2005		2004
Bank loans	$	**178,185**	$	109,000
Member and employee loans		**22,630**		23,121
	$	**200,815**	$	132,121

The Company's revolving facility with a syndicate of banks, expiring February 27, 2006, has seasonal limits of $475 million between January 1 and May 31, $300 million between June 1 and August 31, and $425 million between September 1 and December 31, and may be drawn to the lesser of the facility limit or a margin based on qualifying receivables and inventories. This facility is secured by a first floating charge over receivables and inventory and a second fixed charge over all other assets of the Company and its material wholly-owned subsidiaries. The Company may draw its revolving credit facility using prime rate advances, at an interest rate of prime plus up to 2% (subject to the Company's fixed charge ratio), or by using alternate advance instruments at similar rates.

A wholly-owned subsidiary has a U.S. $10 million (2004 – U.S. $9.4 million) revolving credit facility at 1.00% p.a. (2004 – 0.85%) over LIBOR (London Interbank Money Market Offer Rate) that matures on February 28, 2006, secured by a guarantee from the Company (Note 18). In addition, this subsidiary has a Japanese Yen ("JPY") 2 billion credit facility, secured by a guarantee from the Company (Note 18), and a JPY 100 million credit facility, both at local short-term market rates, both with no fixed expiry date.

Loans from members and employees are unsecured, repayable on demand and bear interest at rates varying from 3.25% to 5.5% (2004 – 2.5% to 5.5%).

9. LONG-TERM DEBT

As at October 31 *(in thousands)*		2005		2004
Syndicated Term Loan	$	**106,000**	$	129,000
Term Notes		**99,463**		104,913
Series A Notes		**42,659**		49,769
Series B Notes		**21,237**		21,237
Cascadia Series B Notes		**45,000**		47,500
Other long-term debt		**8,254**		8,835
		322,613		361,254
Less: current portion		**(39,303)**		(39,189)
	$	**283,310**	$	322,065

The fair value of long-term debt approximates its carrying amount. The Syndicated Term Loan, Term Notes, Series A Notes and Series B Notes are secured, *pari passu*, by specific charges over material fixed assets and a floating charge over all other assets of the Company and its material wholly-owned subsidiaries.

SYNDICATED TERM LOAN

A term facility with a syndicate of banks at a floating interest rate of prime plus 0.5% to 2.5% (subject to the Company's fixed charge ratio), and a stamping fee of 1.5% to 3.5% (subject to the Company's fixed charge ratio), is repayable in quarterly installments of $5.75 million between November 2005 and August 2007 with the balance due on November 30, 2007. The floating interest rate component has been fixed through a swap arrangement.

An interest rate swap of $106 million at 6.65% (2004 – $129 million at 6.65%) with a Schedule I bank is used to hedge the floating interest rate component of the Syndicated Term Loan. The fair value of the interest rate swap obligation is $4.8 million at October 31, 2005 (2004 – $8.6 million).

TERM NOTES

A term facility with a U.S. based life insurance company at a fixed rate of 9.67% is repayable in monthly installments of $454,000 to January 2009 and $973,000 per month from February 2009 to maturity in January 2016.

SERIES A AND B NOTES

Series A Notes with a syndicate of Canadian life insurance companies at a fixed rate of 10.25% (2004 – 10.25%) are repayable in equal annual installments of $7.1 million in December to maturity in 2010. The Series B Notes with a syndicate of Canadian life insurance companies at a fixed rate of 10.8% (2004 – 10.8%) are repayable in equal annual installments of $2.1 million in December from 2011 to 2020.

Cascadia Series B Notes

The Notes with a syndicate of Canadian life insurance companies are collateralized by a first fixed and specific mortgage on the Cascadia Terminal as well as a pledge and charge on all of Cascadia Terminal's leasehold land and interests. The Notes carry a fixed rate of 6.98% (2004 – 6.98%), repayable in equal annual installments of $2.5 million in August to maturity in 2023.

OTHER LONG-TERM DEBT

Other long-term debt, held by subsidiaries, is repayable within nine years.

The following summarizes the aggregate amount of scheduled repayments of long-term debt in each of the next five years:

For the years ending October 31
(in thousands)

2006	$ 39,303
2007	43,089
2008	75,468
2009	20,111
2010	21,529

10. CONVERTIBLE DEBENTURES

The Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") on November 27, 2002, maturing November 30, 2007, with interest payable semi-annually on May 31 and November 30. The Debentures are convertible, at the option of the holder, at any time prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures. The Debentures may not be redeemed by the Company prior to December 1, 2005. On or after December 1, 2005, and prior to December 1, 2006, the Debentures may be redeemed by the Company in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average trading price of the Limited Voting Common Shares on the Toronto Stock Exchange ("TSX") for at least 20 trading days in any consecutive 30-day period ending on the fifth trading day prior to the date on which notice of redemption is given exceeds 125% of the conversion price. On or after December 1, 2006, the Debentures may be redeemed by the Company at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. The Company may, at its option and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by issuing to the holders of the Debentures, for each $1,000 principal amount of Debentures, that number of freely tradable Limited Voting Common Shares obtained by dividing such principal amount by 95% of the Current Market Price. Current Market Price means an amount equal to the volume weighted average trading price of the Limited Voting Common Shares on the TSX for 20 consecutive trading days ending on the fifth trading day preceding the date of determination.

11. OTHER LONG-TERM LIABILITIES

As at October 31 *(in thousands)*	2005	2004
Post-employment benefits other than pension (Note 14)	$ 12,528	$ 11,796
Asset retirement obligation	17,386	18,096
Other liabilities	5,520	5,922
	$ 35,434	$ 35,814

ASSET RETIREMENT OBLIGATION

Westco, a joint venture of the Company in which it holds a 57% interest, discontinued manufacturing fertilizer at its two processing plants in 1987. Subsequent to the closures, Westco retained an independent consultant who estimated the site reclamation and decommissioning costs to be between $44 million and $61.5 million. In 2000, Westco developed conceptual reclamation plans, designed to meet current regulatory requirements, based on site assessments, environmental risk data and current available technology and updated its cost estimate to $51 million. The Company provides no guarantee for the obligations of Westco. As at October 31, 2005, Westco has expended $22 million (2004 – $19 million) in reclamation costs.

Westco is accounting for the obligation as an asset retirement obligation ("ARO") and as such, the reclamation provision represents the Company's pro rata share of Westco's ARO as at October 31, 2005 (Note 24). As at November 1, 2004, the Company's proportionate share of Westco's ARO balance, which represents the discounted future value of the estimated cash flows required to settle the obligation, was $18.3 million (previous reclamation provision recognized by the Company as of the same date was $18.1 million). As of October 31, 2005, the Company's proportionate share of the estimated undiscounted cash flows required to settle the obligation is $18.9 million, which is expected to be settled between 2005 and 2014. The credit-adjusted risk-free rates at which the estimated cash flows have been discounted range from 4% to 5.15%.

A reconciliation of the opening and closing carrying amount of the ARO is as follows:

For the year ended October 31 (in thousands)	2005
Opening balance	$ 18,096
Less: Liabilities settled during period	(1,627)
Add: Accretion expense, included in operating, general and administrative expenses	917
Closing balance	$ 17,386

OTHER LIABILITIES

Other liabilities include a provision of $5 million (2004 – $5 million) accrued by the Company as part of its revaluation of the liabilities of Agricore Ltd. on acquisition.

12. SHARE CAPITAL

The Company is governed by the United Grain Growers Act, a special act of the Parliament of Canada, under which it has both members and shareholders. Members are customers of the Company and are entitled to elect 12 directors, who must be members of the Company. The Company's Limited Voting Common Shareholders are entitled to elect three directors, who cannot be members. Members who are not shareholders are not entitled to participate in any profit or distribution of the Company.

The authorized, issued and outstanding shares of the Company are:

As at October 31 (in thousands, except shares)	2005		2004	
	Shares	Value	Shares	Value
Authorized				
Preferred shares, issuable in series	unlimited		unlimited	
Limited Voting Common Shares	unlimited		unlimited	
Issued and outstanding				
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24				
Opening balance	1,104,552	$ 22,091	1,105,151	$ 22,103
Converted to Limited Voting Common Shares	(183)	(3)	(599)	(12)
Closing balance	1,104,369	$ 22,088	1,104,552	$ 22,091
Limited Voting Common Shares				
Opening balance	45,315,467	$ 437,866	45,309,932	$ 438,406
Issued (redeemed)				
Upon conversion of preferred shares	183	3	599	12
Directors' share compensation plan	22,694	188	18,047	155
Dividend Reinvestment Plan	22,793	178	8,049	65
Assisted Sales Program	—	—	(13,466)	(172)
Share consolidation program, including redemption costs (net of tax)	—	—	(1,527,694)	(15,238)
Private placement	—	—	1,520,000	14,638
Closing balance	45,361,137	$ 438,235	45,315,467	$ 437,866
		$ 460,323		$ 459,957

Share Consolidation Program – Effective February 22, 2004, through a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 Limited Voting Common Shares at a price of $9.63 per share for a total cost of $15.2 million, including redemption costs (net of tax). The one-day program provided for the consolidation of the Limited Voting Common Shares on a 1 for 100 basis on February 22, 2004. Following the consolidation, all registered shareholders who held less than one Limited Voting Common Share became entitled to receive a cash payment of $9.63 for each pre-consolidation share instead of a fractional share in the Company. On February 23, 2004, the remaining Limited Voting Common Shares were split on a 100 for 1 basis returning all remaining shareholders to their previous shareholdings.

Private Placement of Limited Voting Common Shares – On March 1, 2004, the Company completed a private placement of 1,520,000 Limited Voting Common Shares at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly-owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

The following table summarizes the issued and outstanding Limited Voting Common Shares, along with securities convertible into Limited Voting Common Shares:

As at October 31	2005	2004
Issued and outstanding Limited Voting Common Shares	**45,361,137**	45,315,467
Securities convertible into common shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,369**	1,104,552
Stock options	**892,586**	732,045
	61,358,092	61,152,064

The Company has the following share-related plans:

EMPLOYEE SHARE PURCHASE PLAN

Under the Company's Employee Share Purchase Plan ("ESPP"), qualifying employees may contribute from 1% to 7% of their basic earnings to the ESPP, with the Company contributing an amount equal to 50% of all employee contributions. Contributions are used to acquire shares, either from the open market or from the Company, based on share trading prices on the TSX.

MEMBER SHARE PURCHASE PLAN

Under the Company's Member Share Purchase Plan ("MSPP"), eligible members may contribute to the MSPP by way of a cash payment or cash ticket deduction payment. Contributions and dividends paid are used to acquire shares, either from the open market or from the Company, based on share trading prices on the TSX.

DIRECTORS' SHARE COMPENSATION PLAN

Under the Directors' Share Compensation Plan ("DSCP"), the Company pays its directors a minimum of 25% and a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares, based on share trading prices on the TSX.

DIVIDEND REINVESTMENT PLAN

Under the Company's optional Dividend Reinvestment Plan ("DRIP"), which was implemented March 19, 2004, participating shareholders are allowed to increase their investment in the Company by choosing to automatically reinvest cash dividends received on Limited Voting Common Shares and Series "A" Convertible Preferred Shares for Limited Voting Common Shares issued from treasury. Under the plan, cash dividends received on Limited Voting Common Shares will be reinvested at 95% of the weighted average of the TSX market price for the five trading days immediately preceding the applicable dividend payment date. Cash dividends received on Series "A" Convertible Preferred Shares will be reinvested at a price equivalent to the weighted average of the TSX market price for Limited Voting Common Shares for the five trading days immediately proceeding the applicable dividend payment date.

13. STOCK-BASED COMPENSATION

EXECUTIVE STOCK OPTION PLAN

Under the terms of the Executive Stock Option Plan ("ESOP"), eligible executives of the Company are entitled to receive options to acquire Limited Voting Common Shares. The following details stock options that were outstanding and exercisable at October 31, 2005:

				Number of Shares	
Date granted	Exercise Price	Expiry Date	Weighted average remaining contractual life in years	Outstanding	Exercisable
December 13, 1996	$ 10.20	2006	1.12	82,120	82,120
September 17, 1998	$ 11.50	2008	2.88	111,960	111,960
September 20, 2001	$ 10.30	2011	5.89	19,000	19,000
March 21, 2002	$ 9.70	2012	6.39	346,027	276,800
March 18, 2004	$ 9.30	2014	8.38	165,000	66,000
March 18, 2004	$ 9.70	2014	8.38	3,479	1,391
November 1, 2004	$ 7.64	2014	9.01	165,000	33,000
			6.32	892,586	590,271

At October 31, 2005, in addition to the stock options outstanding, the Company has reserved a further 343,047 Limited Voting Common Shares (2004 – 303,588) for granting under the ESOP.

The Company recorded compensation expense of $549,000 (2004 – $402,000) and a related increase in Contributed Surplus regarding stock options issued under the terms of the ESOP. The exercise price of the option equals the market price of the Company's stock on the date of the grant. The fair value of each option granted since January 1, 2002 is estimated based on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to value options granted in the current year: dividend yield of 1.57% (2004 – 2.70%), expected volatility of 39.82% (2004 – 38%), risk-free interest rate of 5.03% (2004 – 4.68%) and expected life of 10 years (2004 – 10 years). The Options vest at a rate of 20% per year commencing on the grant date. The weighted average fair value of options granted during the year was $3.58 (2004 – $3.82).

The following summarizes the status of the ESOP and changes during the year:

For the years ended October 31		2005		2004
	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price
Outstanding at beginning of year	**732,045**	**$ 9.96**	603,041	$ 10.16
Granted*	**165,000**	**7.64**	168,479	9.31
Forfeited	**(4,459)**	**9.70**	(39,475)	10.22
Outstanding at end of year	**892,586**	**$ 9.53**	732,045	$ 9.96
Exercisable at end of year	**590,271**	**$ 9.97**	453,242	$ 10.23

**On November 1, 2005, the Company granted a further 165,000 stock options under the ESOP with an exercise price of $7.10 vesting 20% per year commencing on the grant date and expiring November 1, 2015.*

RESTRICTED STOCK UNIT PLAN

In 2004, the Company approved, in principle, a plan to grant Restricted Stock Units ("RSU") to certain employees, subject to obtaining a favorable income tax ruling from Canada Revenue Agency ("CRA"). The CRA ruling was not received until late in 2005 and effectively prevented the Company from implementing the plan until November 1, 2005. Accordingly, the Company cancelled all prior agreements under the proposed RSU plan and no amount in respect of the proposed plan has been paid or remains accrued.

14. EMPLOYEE FUTURE BENEFITS

The Company maintains several defined benefit and defined contribution pension plans for substantially all of its employees and is also a sponsor of a multi-employer defined benefit plan. Its defined benefit pension plans are based on years of service and final average salary. For one of the Company's defined benefit plans, pension benefits may increase annually based on the performance of the fund.

The Company maintains several benefit plans for its retirees, which may include life, extended health and dental coverage.

The Company applied to the Office of the Superintendent of Financial Institutions ("OSFI") to harmonize (effective July 1, 2003) the employee pension arrangements of certain pension plans and to merge (effective September 1, 2003) two defined benefit plans that currently have surpluses of $16.6 million and two defined benefit plans that currently have deficits of $11.6 million, which would result in the Company having two defined benefit plans, one with a surplus and one with a modest deficit. The pension benefits accrued to the members prior to the effective date are fully protected, will be fully preserved and are not affected by the harmonization. Management believes that there will be no adverse impact on the financial position of the Company as a result of the harmonization of the plans and merger of the funds. If OSFI denies the application, the Company will be required to fund the plan deficits over a period of 5 to 15 years.

Total cash payments by the Company for employee future benefits for 2005, consisting of cash contributed to its pension plans, cash payments directly to beneficiaries for other benefits, and cash contributed to its defined contribution plans was $4.8 million (2004 – $3.6 million).

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at October 31 of each year. The dates of the actuarial valuations of the pension plans vary by plan with the most recent valuation completed on December 31, 2004. The next valuation is required by December 31, 2005.

The Company is amortizing the transitional asset that resulted from the adoption of the new accounting standard on employee future benefits in fiscal 2001, over 13 years which was the ARSP of employees in 2001 expected to receive benefits under the plan. The ARSP for 2005 for the various defined benefit plans ranges from 12 to 14 years (2004 – 12 to 14 years).

The following summarizes the Company's net benefit plan income (expense):

For the years ended October 31
(in thousands)

	2005			2004		
	Incurred in year	**Adjustments***	**Recognized in year**	Incurred in year	Adjustments*	Recognized in year
Defined Benefit Pension Plans:						
Current service cost, net of employee contributions	$ (623)	$ —	$ (623)	$ (606)	$ —	$ (606)
Interest cost	(7,457)	—	(7,457)	(7,098)	—	(7,098)
Return on plan assets	16,506	(8,098)	8,408	11,280	(3,321)	7,959
Actuarial gains (losses)	(7,962)	6,987	(975)	(4,193)	3,448	(745)
Amortization of the transitional obligation	—	822	822	—	822	822
	464	(289)	175	(617)	949	332
Other Defined Future Benefit Plans						
Current service cost, net of employee contributions	(251)	—	(251)	(245)	—	(245)
Interest cost	(801)	—	(801)	(745)	—	(745)
Actuarial gains (losses)	—	(26)	(26)	(298)	272	(26)
	(1,052)	(26)	(1,078)	(1,288)	272	(1,016)
Total Defined benefit plans	(588)	(315)	(903)	(1,905)	1,221	(684)
Defined contribution plans	(5,041)	—	(5,041)	(4,788)	—	(4,788)
Multi-employer defined benefit plan	(741)	—	(741)	(691)	—	(691)
Net benefit plan income (expense)	$ (6,370)	$ (315)	$ (6,685)	$ (7,384)	$ 1,221	$ (6,163)

Accounting adjustments to allocate costs to different years to recognize the long-term nature of employee future benefits.

The following summarizes information about the Company's defined benefit plans in aggregate:

As at October 31 *(in thousands)*	Pension Benefits 2005	Pension Benefits 2004	Other Future Benefits 2005	Other Future Benefits 2004
Plan Assets				
Fair value, beginning of year	**$ 130,957**	$ 131,648	**$ —**	$ —
Actual return on plan assets	**16,506**	11,280	**—**	—
Employer contributions	**1,855**	399	**346**	586
Employee contributions	**124**	127	**—**	—
Surplus transferred to defined contribution plan	**(3,143)**	(2,873)	**—**	—
Benefits paid	**(10,671)**	(9,624)	**(346)**	(586)
Fair value, end of year	**$ 135,628**	$ 130,957	**$ —**	$ —
Accrued Benefit Obligation				
Balance, beginning of year	**$ 127,580**	$ 125,180	**$ 12,542**	$ 11,840
Current service cost	**747**	733	**251**	245
Interest cost	**7,457**	7,098	**801**	745
Benefits paid	**(10,671)**	(9,624)	**(346)**	(586)
Actuarial losses	**7,962**	4,193	**—**	298
Balance, end of year	**$ 133,075**	$ 127,580	**$ 13,248**	$ 12,542
Funded Status				
Plan surplus (deficit)	**$ 2,553**	$ 3,377	**$ (13,248)**	$ (12,542)
Unamortized transitional amount	**(6,424)**	(7,246)	**—**	—
Unamortized net losses	**17,006**	18,116	**720**	746
Deferred benefit asset (liability)	**$ 13,135**	$ 14,247	**$ (12,528)**	$ (11,796)

The percentage of plan assets by major category is:

As at October 31	2005	2004
Equities	**58%**	65%
Debt securities	**38%**	32%
Other	**4%**	3%
	100%	100%

The significant weighted average assumptions used in measuring the Company's pension and other obligations are:

As at October 31	Pension Benefits 2005	Pension Benefits 2004	Other Future Benefits 2005	Other Future Benefits 2004
Accrued benefit obligation:				
Discount rate	**5.50%**	6.00%	**6.25%**	6.25%
Rate of compensation increase	**4.00%**	4.00%	**n/a**	n/a
Benefit cost:				
Discount rate	**6.00%**	6.25%	**n/a**	n/a
Expected long-term rate of return on plan assets	**6.70%**	6.70%	**n/a**	n/a
Rate of compensation increase	**4.00%**	4.00%	**n/a**	n/a
Initial health care cost trend rates*	**n/a**	n/a	**6.50%**	7.00%

**The health care cost trend rate will decline by 0.5% per year to an ultimate rate of 3.0%.*

A one percentage-point change in assumed health care cost trend rates would have the following effects for 2005:

	Increase	Decrease
Interest cost	$ 6,000	$ (4,000)
Accrued benefit obligation	$ 313,000	$ (281,000)

15. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business at commercial rates and terms. Related parties may include investees Prince Rupert Grain, The Puratone Corporation, Canadian Pool Agencies Limited, Interprovincial Cooperative Limited, as well as the Company's principal shareholder Archer Daniels Midland Company and its respective subsidiaries and associated companies.

Total sales to related parties were $95.1 million (2004 – $120.5 million) and total purchases from related parties were $42.2 million (2004 – $51.8 million). As at October 31, 2005, accounts receivable from and accounts payable to related parties totalled $6.6 million (2004 – $2.8 million) and $117,000 (2004 –$43,000), respectively.

16. INTEREST AND SECURITIZATION EXPENSES

For the years ended October 31 *(in thousands)*	2005	2004
Interest on:		
Convertible debentures (Note 10)	**$ 9,450**	$ 9,450
Long-term debt	**31,381**	33,793
Short-term debt	**9,249**	9,111
Securitization expenses	**1,716**	1,665
CWB carrying charge recovery	**(1,919)**	(1,875)
	$ 49,877	$ 52,144

17. INCOME TAXES

The Company's income tax (expense) recovery consists of:

For the years ended October 31 *(in thousands)*	2005	*(Restated – Note 24)* 2004
Current income tax expense	**$ (4,703)**	$ (2,688)
Future income tax (expense) recovery	**(2,579)**	6,025
Income tax (expense) recovery	**$ (7,282)**	$ 3,337

The Company's effective tax rate is determined as follows:

For the years ended October 31 *(in thousands)*	2005	*(Restated – Note 24)* 2004
Income tax (expense) recovery at a combined statutory rate of 34.9% (2004 – 33%)	**$ (6,906)**	$ 4,457
Large corporation capital tax	**(1,768)**	(2,112)
Tax paid equity earnings	**296**	215
Non-taxable portion of capital gain	**683**	536
Expenses not deductible for income tax purposes	**(991)**	(1,407)
Change in estimate of tax accruals	**2,307**	1,678
Effect of tax rate changes on future income tax balances	**(658)**	169
Miscellaneous	**(245)**	(199)
Income tax (expense) recovery	**$ (7,282)**	$ 3,337

Significant components of the Company's future tax assets and liabilities are:

As at October 31 *(in thousands)*	2005	*(Restated – Note 24)* 2004
Future tax assets:		
Reserves and other liabilities	**$ 6,393**	$ 7,451
Other post employment benefits	**4,385**	4,247
Other deferred charges	**3,586**	6,978
Capital assets	**352**	442
Non-capital losses carried forward	**110,633**	112,594
Other long-term liabilities	**7,144**	7,408
Other temporary differences	**610**	577
	$ 133,103	$ 139,697
Future tax liabilities:		
Capital assets	**24,522**	21,768
Trade investments	**65,382**	63,710
Deferred pension costs	**4,953**	5,462
Other deferred charges	**1,581**	3,037
Intangible assets	**3,361**	2,911
Other	**3,137**	4,374
	$ 102,936	$ 101,262
Net future tax asset	**$ 30,167**	$ 38,435
Comprised of:		
Future tax asset – current	**$ 19,417**	$ 6,801
Future tax liability – current	**(272)**	(345)
Future tax asset – non-current	**18,307**	38,506
Future tax liability – non-current	**(7,285)**	(6,527)
	$ 30,167	$ 38,435

18. GUARANTEES AND CONTINGENCIES

LETTERS OF CREDIT

The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from November 2005 to February 2007. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at October 31, 2005, the outstanding banking letters of credit were $56.7 million (2004 – $99.3 million).

During 2005, and in satisfaction of its regulatory requirement, the Company entered into a new credit insurance program underwritten by a major international insurer, to replace the letters of credit previously provided to the Canadian Grain Commission.

INDEMNIFICATION OF ACCOUNTS RECEIVABLE

Agricore United Financial – Under the terms of an agreement with a Canadian Schedule I chartered bank (Note 4), the Company indemnifies the bank for 50% of future losses to a maximum of five percent of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2005, the Company has provided $4.1 million (2004 – $2.8 million) for actual and expected future losses.

Unifeed Financial – Under the terms of an agreement with a Canadian Schedule I chartered bank (Note 4), the Company indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependant on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at October 31, 2005, the Company has provided $221,000 (2004 – $99,000) for actual and expected future losses.

LOAN GUARANTEES

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2005, the current outstanding balance of these guarantees is $3.8 million (2004 – $4.2 million). These guarantees diminish as the underlying loans are repaid and expire between 2006 and 2014.

The Company is contingently liable under two guarantees given to two third-party lenders who have provided certain financing facilities to a wholly-owned foreign subsidiary. As at October 31, 2005, the maximum amount of the guarantees are U.S. $25 million (2004 – U.S. $25 million) and JPY 2 billion (2004 – JPY 2.65 billion) or approximately $50 million in aggregate.

DIRECTOR AND OFFICER INDEMNIFICATION

The Corporation indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Corporation to the extent permitted by law. The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

OTHER INDEMNIFICATION PROVISIONS

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

OTHER CONTINGENCIES

As at October 31, 2005, there are claims against the Company in varying amounts for which no provisions in the financial statements are considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company, or the occurrence of the confirming future event is not determinable.

19. LEASE COMMITMENTS

The Company has operating leases, with varying terms ranging up to 17 years, for office premises and equipment, storage facilities and sites, application equipment and licensed vehicles. Future minimum payments under these commitments are:

For the years ending October 31
(in thousands)

2006	$	14,553
2007		11,840
2008		9,101
2009		7,110
2010		5,204
After 2010		28,557
	$	76,365

20. FINANCIAL INSTRUMENTS

FORWARD FOREIGN EXCHANGE CONTRACTS

The following amounts represent the contracted Canadian dollar equivalent of commitments to buy and sell foreign currency:

As at October 31
(in thousands)

		Sell		Buy
U.S. dollars	$	268,129	$	54,376
Euro	$	21,729	$	423
British Pounds	$	107	$	—

Since any foreign exchange gains or losses are recognized as they arise and are offset by losses or gains on the underlying hedge transaction, the fair value of these contracts approximates the carrying value.

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following summarize the major methods and assumptions used in estimating the fair values of financial instruments:

- Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.
- Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings as the present value of expected cash flows.
- The fair value of derivatives generally reflects the estimated amounts that the Company would have to pay, or would receive, upon termination of the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

21. INTEREST IN JOINT VENTURES

The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture.

As at October 31
(in thousands)

		2005		2004
Balance Sheets				
Current assets	$	90,856	$	57,782
Long-term assets		101,671		103,360
Current liabilities		(45,551)		(11,640)
Long-term liabilities		(6,926)		(7,584)
Other long-term liabilities		(17,645)		(18,608)
Net investment in joint ventures	$	122,405	$	123,310

For the years ended October 31
(in thousands)

		2005		2004
Statements of Earnings				
Revenues	$	81,148	$	65,258
Expenses		(28,451)		(27,845)
Income tax recovery (provision)		(633)		(1,306)
Net earnings	$	52,064	$	36,107
Statements of Cash Flows				
Cash flows provided by (used in):				
Operating activities	$	58,789	$	48,535
Investing activities		(10,220)		4,995
Financing activities		(40,323)		(81,918)
Increase (decrease) in cash and cash equivalents	$	8,246	$	(28,388)

22. SEGMENT INFORMATION

The Company has five reportable business segments operating primarily in western Canada: Grain Handling, Crop Production Services, Livestock Services, Financial Markets and Other Investments as well as Corporate Administration. Grain Handling revenues are earned from the sourcing of grain from producers for delivery to end-users. Crop Production Services revenues are earned from the production and sale of crop input products and services through retail centers and country elevators. Livestock Services revenues are derived from the manufacture and sale of livestock feed and related services. Financial Markets and Other Investments include the activities of Agricore United Financial, Unifeed Financial and foreign exchange trading activities as well as the activities of other investments. The Corporate segment contains no substantial revenue and is comprised of corporate costs and other activities that are not specific to other business segments.

The Company has not provided revenues from external customers by geographic location as it is not practicable to do so. Total sales and revenue from services includes export sales of $1,186 million (2004 – $1,356 million). There is no material property, plant and equipment located in foreign countries.

For the years ended October 31 (in thousands)	2005	(Restated – Note 24) 2004
Sales and revenue from services:		
Grain Handling	$ 1,679,397	$ 2,042,029
Crop Production Services	835,758	754,249
Livestock Services	280,043	277,545
Financial Markets and Other Investments	10,443	9,403
	2,805,641	3,083,226
Less: Intersegment sales*	(30,362)	(35,091)
	$ 2,775,279	$ 3,048,135
Gross profit and net revenue from services:		
Grain Handling	$ 211,446	$ 213,567
Crop Production Services	184,999	161,626
Livestock Services	53,693	43,901
Financial Markets and Other Investments	10,443	9,403
	$ 460,581	$ 428,497
Operating, general and administrative expenses:		
Grain Handling	$ (143,969)	$ (140,079)
Crop Production Services	(112,143)	(108,392)
Livestock Services	(33,922)	(33,822)
Financial Markets and Other Investments	(5,217)	(3,417)
Corporate	(36,593)	(38,646)
	$ (331,844)	$ (324,356)
EBITDA:		
Grain Handling	$ 67,477	$ 73,488
Crop Production Services	72,856	53,234
Livestock Services	19,771	10,079
Financial Markets and Other Investments	5,226	5,986
Corporate	(36,593)	(38,646)
	$ 128,737	$ 104,141

For the years ended October 31 (in thousands)	2005	(Restated – Note 24) 2004
Depreciation and amortization:		
Grain Handling	$ (29,411)	$ (32,077)
Crop Production Services	(20,516)	(21,485)
Livestock Services	(4,239)	(3,857)
Financial Markets and Other Investments	(202)	(115)
Corporate	(6,349)	(7,677)
	$ (60,717)	$ (65,211)
EBIT:		
Grain Handling	$ 38,066	$ 41,411
Crop Production Services	52,340	31,749
Livestock Services	15,532	6,222
Financial Markets and Other Investments	5,024	5,871
Corporate	(42,942)	(46,323)
	$ 68,020	$ 38,930
* Intersegment sales		
Grain Handling	$ (29,543)	$ (34,631)
Crop Production Services	(819)	(460)
	$ (30,362)	$ (35,091)

As at October 31 (in thousands)	2005	(Restated – Note 24) 2004
Assets:		
Grain Handling	$ 765,768	$ 734,522
Crop Production Services	485,972	451,010
Livestock Services	117,101	130,887
Financial Markets and Other Investments	15,106	11,192
Corporate	93,252	125,757
	$ 1,477,199	$ 1,453,368
Intangible assets:		
Grain Handling	$ 6,590	$ 6,500
Crop Production Services	10,000	10,002
	$ 16,590	$ 16,502
Goodwill:		
Grain Handling*	$ 1,962	$ 5,549
Crop Production Services*	15,050	19,177
Livestock Services	4,177	4,177
	$ 21,189	$ 28,903

Some provisions established at the merger date were greater than the actual cost incurred and accordingly the excess was applied to reduce the value of goodwill.

23. RESTRUCTURING PLAN

The Company's comprehensive restructuring plan to rationalize its country operations involves the demolition of locations that are either closed or anticipated to be closed. The expenditures for the year and the remaining provision outstanding to complete this restructuring plan are:

For the years ended October 31 *(in thousands)*			2005			2004
	Demolition	Other Cash Costs	Total	Demolition	Other Cash Costs	Total
Opening balance	$ 2,511	$ 2,168	$ 4,679	$ 3,659	$ 2,207	$ 5,866
Less: expenses incurred	(668)	—	(668)	(1,148)	(39)	(1,187)
Less: provision released	(332)	—	(332)	—	—	—
Closing balance	$ 1,511	$ 2,168	$ 3,679	$ 2,511	$ 2,168	$ 4,679

24. ACCOUNTING POLICY CHANGES

Finite Insurance Layer

In the fourth quarter, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer. This treatment is consistent with U.S. GAAP and the Company believes it will provide greater comparability with other companies using similar insurance products. This change in accounting policy has the effect of reducing OG&A expenses, improving EBITDA and pre-tax earnings by $5 million (2004 – $5.6 million), increasing income taxes by $1.8 million (2004 – $2 million), increasing net earnings by $3.2 million (2004 – $3.6 million), increasing Other Assets by $13.3 million (2004 – $6.7 million), decreasing Prepaid Expenses by $1.1 million (2004 – $1.1 million) and decreasing Future Income Taxes – long-term asset by $4 million (2004 – $1.8 million).

Variable Interest Entities

Effective November 1, 2004, the Company adopted CICA Accounting Guideline AcG-15, Consolidation of Variable Interest Entities ("VIE"). A VIE is any legal structure used to conduct activities or hold assets which are not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of these rules to specific situations is complex and the interpretation of the rules is evolving. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment of the entities in which it has contractual and other interests, the Company has concluded that these entities are either not VIEs or the adoption of AcG-15 did not result in a material change to the consolidated financial statements. There is no impact to the prior year results from the adoption of this policy.

Asset Retirement Obligations

Effective November 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations ("AROs"). The Company identified asset retirement obligations related to site restoration for certain property leases, however, these obligations are not material individually and in aggregate and, as such, a liability for AROs has not been recognized. The majority of these obligations were provided for under existing merger-related provisions and are expected to be settled within the next five years.

Westco, a joint venture of the Company, determined its previously recognized reclamation obligation qualifies as an ARO and has accounted for it accordingly (Note 11). Given the ARO balance approximated the previously established reclamation provision and that the retroactive income statement impact was insignificant, the Company recognized Westco's adoption of AROs prospectively without a restatement of opening retained earnings. There is no impact to the prior year results from the adoption of this policy.

25. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to current year presentation.

Agricore United

Quarterly Consolidated Statement of Earnings – 2003 to 2005
(in thousands, unless otherwise stated – unaudited)

	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4
Gross profit & net revenue from services												
Grain Handling	$ 37,986	$ 27,825	$ 37,488	$ 53,847	$ 46,459	$ 46,601	$ 69,878	$ 50,629	$ 51,892	$ 49,300	$ 57,481	$ 52,773
Crop Production Services	20,547	26,965	137,110	19,345	20,927	24,813	106,698	9,188	13,268	32,693	122,903	16,135
Livestock Services	11,278	9,845	9,969	9,297	10,594	11,581	10,594	11,132	13,838	14,402	12,574	12,879
Financial Markets & Other Investments	3,067	3,163	1,084	1,638	2,892	599	2,776	3,136	2,254	2,163	1,854	4,172
	72,878	67,798	185,651	84,127	80,872	83,594	189,946	74,085	81,252	98,558	194,812	85,959
Operating, general & administration expenses												
Grain Handling	(30,696)	(31,174)	(36,346)	(38,178)	(30,269)	(34,703)	(39,719)	(35,389)	(36,986)	(33,424)	(38,149)	(35,410)
Crop Production Services	(24,014)	(23,101)	(32,672)	(27,106)	(21,946)	(26,288)	(33,425)	(26,733)	(25,400)	(24,758)	(35,237)	(26,748)
Livestock Services	(7,119)	(7,414)	(7,845)	(8,293)	(7,961)	(8,674)	(8,645)	(8,542)	(8,609)	(7,905)	(8,330)	(9,078)
Financial Markets & Other Investments	72	(206)	(1,812)	(96)	73	(118)	(1,847)	(1,525)	(1,326)	(1,040)	(1,309)	(1,542)
Corporate Administration	(9,187)	(9,788)	(6,785)	(8,163)	(9,478)	(9,111)	(10,020)	(10,037)	(8,723)	(10,009)	(8,884)	(8,977)
	(70,944)	(71,683)	(85,460)	(81,836)	(69,581)	(78,894)	(93,656)	(82,226)	(81,044)	(77,136)	(91,909)	(81,755)
EBITDA												
Grain Handling	7,290	(3,349)	1,142	15,669	16,190	11,898	30,159	15,240	14,906	15,876	19,332	17,363
Crop Production Services	(3,467)	3,864	104,438	(7,761)	(1,019)	(1,475)	73,273	(17,545)	(12,132)	7,935	87,666	(10,613)
Livestock Services	4,159	2,431	2,124	1,004	2,633	2,907	1,949	2,590	5,229	6,497	4,244	3,801
Financial Markets & Other Investments	3,139	2,957	(728)	1,542	2,965	481	929	1,611	928	1,123	545	2,630
Corporate Administration	(9,187)	(9,788)	(6,785)	(8,163)	(9,478)	(9,111)	(10,020)	(10,037)	(8,723)	(10,009)	(8,884)	(8,977)
	1,934	(3,885)	100,191	2,291	11,291	4,700	96,290	(8,141)	208	21,422	102,903	4,204
Depreciation & amortization												
Grain Handling	(8,892)	(8,996)	(8,782)	(9,022)	(7,972)	(7,969)	(7,425)	(8,711)	(7,775)	(7,539)	(7,060)	(7,037)
Crop Production Services	(5,793)	(6,290)	(6,044)	(6,276)	(4,990)	(5,231)	(5,332)	(5,932)	(4,866)	(5,100)	(5,238)	(5,312)
Livestock Services	(765)	(780)	(792)	(882)	(813)	(826)	(849)	(1,369)	(1,058)	(1,056)	(1,061)	(1,064)
Financial Markets & Other Investments	(20)	(20)	(20)	(20)	(20)	(20)	(1)	(74)	(46)	(49)	(53)	(54)
Corporate Administration	(2,521)	(2,191)	(2,288)	(2,206)	(2,147)	(1,723)	(1,776)	(2,031)	(1,789)	(1,470)	(1,524)	(1,566)
	(17,991)	(18,277)	(17,926)	(18,406)	(15,942)	(15,769)	(15,383)	(18,117)	(15,534)	(15,214)	(14,936)	(15,033)
EBIT												
Grain Handling	(1,602)	(12,345)	(7,640)	6,647	8,218	3,929	22,734	6,529	7,131	8,337	12,272	10,326
Crop Production Services	(9,260)	(2,426)	98,394	(14,037)	(6,009)	(6,706)	67,941	(23,477)	(16,998)	2,835	82,428	(15,925)
Livestock Services	3,394	1,651	1,332	122	1,820	2,081	1,100	1,221	4,171	5,441	3,183	2,737
Financial Markets & Other Investments	3,119	2,937	(748)	1,522	2,945	461	928	1,537	882	1,074	492	2,576
Corporate Administration	(11,708)	(11,979)	(9,073)	(10,369)	(11,625)	(10,834)	(11,796)	(12,068)	(10,512)	(11,479)	(10,408)	(10,543)
	(16,057)	(22,162)	82,265	(16,115)	(4,651)	(11,069)	80,907	(26,258)	(15,326)	6,208	87,967	(10,829)
Gain (loss) on disposal of assets	970	27	249	302	75	308	(281)	(391)	(5)	87	519	1,052
Interest & securitization expenses	(12,922)	(14,783)	(12,649)	(13,306)	(14,473)	(13,994)	(11,965)	(11,712)	(12,947)	(13,447)	(11,653)	(11,830)
Earnings from continuing operations, before taxes	(28,009)	(36,918)	69,865	(29,119)	(19,049)	(24,755)	68,661	(38,361)	(28,278)	(7,152)	76,833	(21,607)
Discontinued operations, net of tax	256	975	(134)	11,611	—	—	—	—	—	—	—	—
Income taxes	7,521	13,045	(25,698)	11,059	5,778	8,154	(25,815)	15,220	9,862	2,791	(28,547)	8,612
Net earnings (loss)	$ (20,232)	$ (22,898)	$ 44,033	$ (6,449)	$ (13,271)	$ (16,601)	$ 42,846	$ (23,141)	$ (18,416)	$ (4,361)	$ 48,286	$ (12,995)
Cash flow from operations	$ (17,092)	$ (13,187)	$ 92,116	$ (13,433)	$ (4,258)	$ (9,312)	$ 83,423	$ (17,556)	$ (13,506)	$ 8,302	$ 89,721	$ (9,215)
Weighted average number of shares	45,286	45,293	45,307	45,310	45,313	45,174	45,306	45,315	45,326	45,337	45,350	45,360
Per Share:												
Earnings (loss)	$ (0.45)	$ (0.51)	$ 0.97	$ (0.15)	$ (0.30)	$ (0.37)	$ 0.94	$ (0.52)	$ (0.41)	$ (0.10)	$ 1.06	$ (0.29)
Earnings (loss), from continuing operations	$ (0.46)	$ (0.53)	$ 0.97	$ (0.40)	$ (0.30)	$ (0.37)	$ 0.94	$ (0.52)	$ (0.41)	$ (0.10)	$ 1.06	$ (0.29)
Diluted earnings (loss)	$ (0.45)	$ (0.51)	$ 0.75	$ (0.15)	$ (0.30)	$ (0.37)	$ 0.73	$ (0.52)	$ (0.41)	$ (0.10)	$ 0.82	$ (0.29)
Diluted earnings (loss), from continuing operations	$ (0.46)	$ (0.53)	$ 0.75	$ (0.40)	$ (0.30)	$ (0.37)	$ 0.73	$ (0.52)	$ (0.41)	$ (0.10)	$ 0.82	$ (0.29)
Cash flow from operations, per share	$ (0.38)	$ (0.30)	$ 2.03	$ (0.30)	$ (0.10)	$ (0.21)	$ 1.84	$ (0.39)	$ (0.30)	$ 0.18	$ 1.97	$ (0.21)
Operating Statistics												
Grain shipped (000 tonnes)	1,482	1,529	1,639	2,761	2,261	2,481	2,820	2,445	2,489	2,411	2,378	2,667
Crop protection, crop nutrition and seed sales ($ 000s)	$ 64,251	$ 90,682	$583,489	$ 88,403	$ 57,276	$ 99,516	$530,509	$ 47,928	$ 70,080	$121,562	$558,183	$ 65,977
Manufactured livestock feed sold (000 tonnes)	234	206	192	184	224	216	215	230	258	239	239	246
Non-feed gross profit ($ 000s)	$ 1,331	$ 989	$ 1,766	$ 843	$ 1,140	$ 2,004	$ 1,970	$ 816	$ 2,460	$ 3,466	$ 2,264	$ 2,633
Operating Ratios:												
Grain Handling gross profit per tonne	$ 25.63	$ 18.20	$ 22.87	$ 19.50	$ 20.55	$ 18.78	$ 24.78	$ 20.71	$ 20.85	$ 20.45	$ 24.17	$ 19.79
Crop Production Services sales margin (%)	32.0%	29.7%	23.5%	21.9%	36.5%	24.9%	20.1%	19.2%	18.9%	26.9%	22.0%	24.5%
Livestock Services feed margin per tonne	$ 42.51	$ 42.99	$ 42.72	$ 45.95	$ 42.21	$ 44.34	$ 40.11	$ 44.85	$ 44.10	$ 45.76	$ 43.14	$ 41.65

Agricore United

Year-to-Date Consolidated Statement of Earnings – 2003 to 2005
(in thousands, unless otherwise stated – unaudited)

	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4
Gross profit & net revenue from services												
Grain Handling	$ 37,986	$ 65,811	$ 103,299	$ 157,146	$ 46,459	$ 93,060	$ 162,938	$213,567	$ 51,892	$ 101,192	$ 158,673	$211,446
Crop Production Services	20,547	47,512	184,622	203,967	20,927	45,740	152,438	161,626	13,268	45,961	168,864	184,999
Livestock Services	11,278	21,123	31,092	40,389	10,594	22,175	32,769	43,901	13,838	28,240	40,814	53,693
Financial Markets & Other Investments	3,067	6,230	7,314	8,952	2,892	3,491	6,267	9,403	2,254	4,417	6,271	10,443
	72,878	140,676	326,327	410,454	80,872	164,466	354,412	428,497	81,252	179,810	374,622	460,581
Operating, general & administration expenses												
Grain Handling	(30,696)	(61,870)	(98,216)	(136,394)	(30,269)	(64,972)	(104,691)	(140,080)	(36,986)	(70,410)	(108,559)	(143,969)
Crop Production Services	(24,014)	(47,115)	(79,787)	(106,893)	(21,946)	(48,234)	(81,659)	(108,392)	(25,400)	(50,158)	(85,395)	(112,143)
Livestock Services	(7,119)	(14,533)	(22,378)	(30,671)	(7,961)	(16,635)	(25,280)	(33,822)	(8,609)	(16,514)	(24,844)	(33,922)
Financial Markets & Other Investments	72	(134)	(1,946)	(2,042)	73	(45)	(1,892)	(3,417)	(1,326)	(2,366)	(3,675)	(5,217)
Corporate Administration	(9,187)	(18,975)	(25,760)	(33,923)	(9,478)	(18,589)	(28,609)	(38,646)	(8,723)	(18,732)	(27,616)	(36,593)
	(70,944)	(142,627)	(228,087)	(309,923)	(69,581)	(148,475)	(242,131)	(324,357)	(81,044)	(158,180)	(250,089)	(331,844)
EBITDA												
Grain Handling	7,290	3,941	5,083	20,752	16,190	28,088	58,247	73,487	14,906	30,782	50,114	67,477
Crop Production Services	(3,467)	397	104,835	97,074	(1,019)	(2,494)	70,779	53,234	(12,132)	(4,197)	83,469	72,856
Livestock Services	4,159	6,590	8,714	9,718	2,633	5,540	7,489	10,079	5,229	11,726	15,970	19,771
Financial Markets & Other Investments	3,139	6,096	5,368	6,910	2,965	3,446	4,375	5,986	928	2,051	2,596	5,226
Corporate Administration	(9,187)	(18,975)	(25,760)	(33,923)	(9,478)	(18,589)	(28,609)	(38,646)	(8,723)	(18,732)	(27,616)	(36,593)
	1,934	(1,951)	98,240	100,531	11,291	15,991	112,281	104,140	208	21,630	124,533	128,737
Depreciation & amortization												
Grain Handling	(8,892)	(17,888)	(26,670)	(35,692)	(7,972)	(15,941)	(23,366)	(32,077)	(7,775)	(15,314)	(22,374)	(29,411)
Crop Production Services	(5,793)	(12,083)	(18,127)	(24,403)	(4,990)	(10,221)	(15,553)	(21,485)	(4,866)	(9,966)	(15,204)	(20,516)
Livestock Services	(765)	(1,545)	(2,337)	(3,219)	(813)	(1,639)	(2,488)	(3,857)	(1,058)	(2,114)	(3,175)	(4,239)
Financial Markets & Other Investments	(20)	(40)	(60)	(80)	(20)	(40)	(41)	(115)	(46)	(95)	(148)	(202)
Corporate Administration	(2,521)	(4,712)	(7,000)	(9,206)	(2,147)	(3,870)	(5,646)	(7,677)	(1,789)	(3,259)	(4,783)	(6,349)
	(17,991)	(36,268)	(54,194)	(72,600)	(15,942)	(31,711)	(47,094)	(65,211)	(15,534)	(30,748)	(45,684)	(60,717)
EBIT												
Grain Handling	(1,602)	(13,947)	(21,587)	(14,940)	8,218	12,147	34,881	41,410	7,131	15,468	27,740	38,066
Crop Production Services	(9,260)	(11,686)	86,708	72,671	(6,009)	(12,715)	55,226	31,749	(16,998)	(14,163)	68,265	52,340
Livestock Services	3,394	5,045	6,377	6,499	1,820	3,901	5,001	6,222	4,171	9,612	12,795	15,532
Financial Markets & Other Investments	3,119	6,056	5,308	6,830	2,945	3,406	4,334	5,871	882	1,956	2,448	5,024
Corporate Administration	(11,708)	(23,687)	(32,760)	(43,129)	(11,625)	(22,459)	(34,255)	(46,323)	(10,512)	(21,991)	(32,399)	(42,942)
	(16,057)	(38,219)	44,046	27,931	(4,651)	(15,720)	65,187	38,929	(15,326)	(9,118)	78,849	68,020
Gain (loss) on disposal of assets	970	997	1,246	1,548	75	383	102	(289)	(5)	82	601	1,653
Interest & securitization expenses	(12,922)	(27,705)	(40,354)	(53,660)	(14,473)	(28,467)	(40,432)	(52,144)	(12,947)	(26,394)	(38,047)	(49,877)
Earnings from continuing operations, before taxes	(28,009)	(64,927)	4,938	(24,181)	(19,049)	(43,804)	24,857	(13,504)	(28,278)	(35,430)	41,403	19,796
Discontinued operations, net of tax	256	1,231	1,097	12,708	—	—	—	—	—	—	—	—
Income taxes	7,521	20,566	(5,132)	5,927	5,778	13,932	(11,883)	3,337	9,862	12,653	(15,894)	(7,282)
Net earnings (loss)	$ (20,232)	$ (43,130)	$ 903	$ (5,546)	$ (13,271)	$ (29,872)	$ 12,974	$ (10,167)	$ (18,416)	$ (22,777)	$ 25,509	$ 12,514
Cash flow from operations	$ (17,092)	$ (30,279)	$ 61,837	$ 48,404	$ (4,258)	$ (13,570)	$ 69,853	$ 52,297	$ (13,506)	$ (5,204)	$ 84,517	$ 75,302
Weighted average number of shares	45,286	45,290	45,295	45,299	45,313	45,244	45,265	45,278	45,326	45,331	45,338	45,343
Per Share:												
Earnings (loss)	$ (0.45)	$ (0.96)	$ —	$ (0.15)	$ (0.30)	$ (0.67)	$ 0.27	$ (0.25)	$ (0.41)	$ (0.51)	$ 0.54	$ 0.25
Earnings (loss), from continuing operations	$ (0.46)	$ (0.99)	$ (0.02)	$ (0.43)	$ (0.30)	$ (0.67)	$ 0.27	$ (0.25)	$ (0.41)	$ (0.51)	$ 0.54	$ 0.25
Diluted earnings (loss)	$ (0.45)	$ (0.96)	$ —	$ (0.15)	$ (0.30)	$ (0.67)	$ 0.27	$ (0.25)	$ (0.41)	$ (0.51)	$ 0.49	$ 0.25
Diluted earnings (loss), from continuing operations	$ (0.46)	$ (0.99)	$ (0.02)	$ (0.43)	$ (0.30)	$ (0.67)	$ 0.27	$ (0.25)	$ (0.41)	$ (0.51)	$ 0.49	$ 0.25
Cash flow from operations, per share	$ (0.38)	$ (0.68)	$ 1.35	$ 1.04	$ (0.10)	$ (0.31)	$ 1.52	$ 1.13	$ (0.30)	$ (0.13)	$ 1.85	$ 1.64
Operating Statistics												
Grain shipped (000 tonnes)	1,482	3,011	4,650	7,411	2,261	4,742	7,562	10,007	2,489	4,900	7,278	9,945
Crop protection, crop nutrition and seed sales ($ 000s)	$ 64,251	$ 154,933	$ 738,422	$ 826,825	$ 57,276	$ 156,792	$ 687,301	$ 735,229	$ 70,080	$ 191,642	$ 749,825	$ 815,802
Manufactured livestock feed sold (000 tonnes)	234	440	632	816	224	440	655	885	258	497	736	982
Non-feed gross profit ($ 000s)	$ 1,331	$ 2,320	$ 4,086	$ 4,929	$ 1,140	$ 3,144	$ 5,114	$ 5,930	$ 2,460	$ 5,926	$ 8,190	$ 10,823
Operating Ratios:												
Grain Handling gross profit per tonne	$ 25.63	$ 21.86	$ 22.21	$ 21.20	$ 20.55	$ 19.62	$ 21.55	$ 21.34	$ 20.85	$ 20.65	$ 21.80	$ 21.26
Crop Production Services sales margin (%)	32.0%	30.7%	25.0%	24.7%	36.5%	29.2%	22.2%	22.0%	18.9%	24.0%	22.5%	22.7%
Livestock Services feed margin per tonne	$ 42.51	$ 42.73	$ 42.73	$ 43.46	$ 42.21	$ 43.25	$ 42.22	$ 42.91	$ 44.10	$ 44.90	$ 44.33	$ 43.66

Agricore United

Trailing Twelve Month Consolidated Statement of Earnings – 2003 to 2005
(in thousands, unless otherwise stated – unaudited)

	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4
Gross profit & net revenue from services												
Grain Handling	$ 185,663	$ 166,217	$ 148,415	$ 157,146	$ 165,619	$ 184,395	$ 216,785	$213,567	$ 219,000	$ 221,699	$ 209,302	$ 211,446
Crop Production Services	150,172	162,220	183,955	203,967	204,347	202,195	171,783	161,626	153,967	161,847	178,052	184,999
Livestock Services	41,816	41,160	40,512	40,389	39,705	41,441	42,066	43,901	47,145	49,966	51,946	53,693
Financial Markets & Other Investments	9,754	10,667	8,333	8,952	8,777	6,213	7,905	9,403	8,765	10,329	9,407	10,443
	387,405	380,264	381,215	410,454	418,448	434,244	438,539	428,497	428,877	443,841	448,707	460,581
Operating, general & administration expenses												
Grain Handling	(134,955)	(130,144)	(129,020)	(136,394)	(135,967)	(139,496)	(142,869)	(140,080)	(146,797)	(145,518)	(143,948)	(143,969)
Crop Production Services	(107,930)	(111,241)	(110,533)	(106,893)	(104,825)	(108,012)	(108,765)	(108,392)	(111,846)	(110,316)	(112,128)	(112,143)
Livestock Services	(30,635)	(30,447)	(30,057)	(30,671)	(31,513)	(32,773)	(33,573)	(33,822)	(34,470)	(33,701)	(33,386)	(33,922)
Financial Markets & Other Investments	(3,523)	(2,461)	(1,720)	(2,042)	(2,041)	(1,953)	(1,988)	(3,417)	(4,816)	(5,738)	(5,200)	(5,217)
Corporate Administration	(42,197)	(39,689)	(36,201)	(33,923)	(34,214)	(33,537)	(36,772)	(38,646)	(37,891)	(38,789)	(37,653)	(36,593)
	(319,240)	(313,982)	(307,531)	(309,923)	(308,560)	(315,771)	(323,967)	(324,357)	(335,820)	(334,062)	(332,315)	(331,844)
EBITDA												
Grain Handling	50,708	36,073	19,395	20,752	29,652	44,899	73,916	73,487	72,203	76,181	65,354	67,477
Crop Production Services	42,242	50,979	73,422	97,074	99,522	94,183	63,018	53,234	42,121	51,531	65,924	72,856
Livestock Services	11,181	10,713	10,455	9,718	8,192	8,668	8,493	10,079	12,675	16,265	18,560	19,771
Financial Markets & Other Investments	6,231	8,206	6,613	6,910	6,736	4,260	5,917	5,986	3,949	4,591	4,207	5,226
Corporate Administration	(42,197)	(39,689)	(36,201)	(33,923)	(34,214)	(33,537)	(36,772)	(38,646)	(37,891)	(38,789)	(37,653)	(36,593)
	68,165	66,282	73,684	100,531	109,888	118,473	114,572	104,140	93,057	109,779	116,392	128,737
Depreciation & amortization												
Grain Handling	(36,395)	(36,132)	(35,428)	(35,692)	(34,772)	(33,745)	(32,388)	(32,077)	(31,880)	(31,450)	(31,085)	(29,411)
Crop Production Services	(22,564)	(23,295)	(23,894)	(24,103)	(23,600)	(22,541)	(21,829)	(21,485)	(21,361)	(21,230)	(21,136)	(20,516)
Livestock Services	(3,193)	(3,173)	(3,100)	(3,219)	(3,267)	(3,313)	(3,370)	(3,857)	(4,102)	(4,332)	(4,544)	(4,239)
Financial Markets & Other Investments	(1,361)	(591)	(80)	(80)	(80)	(80)	(61)	(115)	(141)	(170)	(222)	(202)
Corporate Administration	(9,371)	(9,235)	(9,200)	(9,206)	(8,832)	(8,364)	(7,852)	(7,677)	(7,319)	(7,066)	(6,814)	(6,349)
	(72,884)	(72,426)	(71,702)	(72,600)	(70,551)	(68,043)	(65,500)	(65,211)	(64,803)	(64,248)	(63,801)	(60,717)
EBIT												
Grain Handling	14,313	(59)	(16,033)	(14,940)	(5,120)	11,154	41,528	41,410	40,323	44,731	34,269	38,066
Crop Production Services	19,678	27,684	49,528	72,671	75,922	71,642	41,189	31,749	20,760	30,301	44,788	52,340
Livestock Services	7,988	7,540	7,355	6,499	4,925	5,355	5,123	6,222	8,573	11,933	14,016	15,532
Financial Markets & Other Investments	4,870	7,615	6,533	6,830	6,656	4,180	5,856	5,871	3,808	4,421	3,985	5,024
Corporate Administration	(51,568)	(48,924)	(45,401)	(43,129)	(43,046)	(41,901)	(44,624)	(46,323)	(45,210)	(45,855)	(44,467)	(42,942)
	(4,719)	(6,144)	1,982	27,931	39,337	50,430	49,072	38,929	28,254	45,531	52,591	68,020
Gain (loss) on disposal of assets	13,733	3,210	3,774	1,548	653	934	404	(289)	(369)	(590)	210	1,653
Interest & securitization expenses	(45,869)	(48,654)	(51,338)	(53,660)	(55,211)	(54,422)	(53,738)	(52,144)	(50,618)	(50,071)	(49,759)	(49,877)
Earnings from continuing operations, before taxes	(36,855)	(51,588)	(45,582)	(24,181)	(15,221)	(3,058)	(4,262)	(13,504)	(22,733)	(5,130)	3,042	19,796
Discontinued operations, net of tax	(1,644)	(433)	165	12,708	12,452	11,477	11,611	—	—	—	—	—
Income taxes	12,585	14,364	12,561	5,927	4,184	(707)	(824)	3,337	7,421	2,058	(674)	(7,282)
Net earnings (loss)	$ (25,914)	$ (37,657)	$ (32,856)	$ (5,546)	$ 1,415	$ 7,712	$ 6,525	$ (10,167)	$ (15,312)	$ (3,072)	$ 2,368	$ 12,514
Cash flow from operations	$ 4,016	$ 2,129	$ 8,673	$ 48,404	$ 61,238	$ 65,113	$ 56,420	$ 52,297	$ 43,049	$ 60,663	$ 66,961	$ 75,302
Weighted average number of shares	45,280	45,284	45,292	45,299	45,306	45,276	45,276	45,278	45,281	45,321	45,332	45,343
Per Share:												
Earnings (loss)	$ (0.60)	$ (0.86)	$ (0.75)	$ (0.15)	$ 0.01	$ 0.15	$ 0.12	$ (0.25)	$ (0.36)	$ (0.09)	$ 0.03	$ 0.25
Earnings (loss), from continuing operations	$ (0.56)	$ (0.85)	$ (0.75)	$ (0.43)	$ (0.27)	$ (0.11)	$ (0.14)	$ (0.25)	$ (0.36)	$ (0.09)	$ 0.03	$ 0.25
Diluted earnings (loss)	$ (0.60)	$ (0.86)	$ (0.75)	$ (0.15)	$ 0.01	$ 0.15	$ 0.12	$ (0.25)	$ (0.36)	$ (0.09)	$ 0.03	$ 0.25
Diluted earnings (loss), from continuing operations	$ (0.56)	$ (0.85)	$ (0.75)	$ (0.43)	$ (0.27)	$ (0.11)	$ (0.14)	$ (0.25)	$ (0.36)	$ (0.09)	$ 0.03	$ 0.25
Cash flow from operations, per share	$ 0.06	$ 0.02	$ 0.17	$ 1.04	$ 1.33	$ 1.41	$ 1.22	$ 1.13	$ 0.93	$ 1.31	$ 1.45	$ 1.64
Operating Statistics												
Grain shipped (000 tonnes)	7,318	6,782	6,362	7,411	8,190	9,142	10,323	10,007	10,235	10,165	9,723	9,945
Crop protection, crop nutrition and seed sales ($ 000s)	$ 686,894	$ 729,092	$ 785,578	$ 826,825	$ 819,850	$ 828,684	$ 775,704	$ 735,229	$ 748,033	$ 770,079	$ 797,753	$ 815,802
Manufactured livestock feed sold (000 tonnes)	909	893	861	816	806	816	839	885	919	942	966	982
Non-feed gross profit ($ 000s)	$ 3,365	$ 3,415	$ 4,061	$ 4,929	$ 4,738	$ 5,753	$ 5,957	$ 5,930	$ 7,250	$ 8,712	$ 9,006	$ 10,823
Operating Ratios:												
Grain Handling gross profit per tonne	$ 25.37	$ 24.51	$ 23.33	$ 21.20	$ 20.22	$ 20.17	$ 21.00	$ 21.34	$ 21.40	$ 21.81	$ 21.53	$ 21.26
Crop Production Services sales margin (%)	21.9%	22.3%	23.4%	24.7%	24.9%	24.4%	22.2%	22.0%	20.6%	21.0%	22.3%	22.7%
Livestock Services feed margin per tonne	$ 42.30	$ 42.27	$ 42.34	$ 43.46	$ 43.38	$ 43.74	$ 43.04	$ 42.91	$ 43.41	$ 43.79	$ 44.45	$ 43.66

Agricore United
Other Operating Statistics – 2003 to 2005
(in thousands, unless otherwise stated – unaudited)

	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4
As at												
Book value per share	$ 10.51	$ 10.02	$ 10.96	$ 10.77	$ 10.45	$ 10.06	$ 10.96	$ 10.40	$ 9.98	$ 9.87	$ 10.88	$ 10.55
Book value per share (diluted)	$ 9.81	$ 9.44	$ 10.16	$ 10.02	$ 9.77	$ 9.48	$ 10.15	$ 9.73	$ 9.41	$ 9.32	$ 10.09	$ 9.84
Closing Trading Price	$ 4.95	$ 5.28	$ 7.50	$ 8.18	$ 9.55	$ 7.93	$ 8.75	$ 7.64	$ 8.46	$ 8.22	$ 8.80	$ 7.10
Executive Stock Option – Weighted Average Exercise Price	$ 10.15	$ 10.15	$ 10.15	$ 10.16	$ 10.15	$ 9.96	$ 9.97	$ 9.96	$ 9.53	$ 9.53	$ 9.53	$ 9.53
Convertible Securities												
Common shares issued and outstanding	45,286	45,294	45,307	45,310	45,313	45,297	45,307	45,315	45,328	45,337	45,351	45,361
Series "A" Convertible Preferred Shares	1,105	1,105	1,105	1,105	1,105	1,105	1,105	1,105	1,104	1,104	1,104	1,104
9% Convertible unsecured subordinated debentures	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000
Stock Options	609	608	606	603	566	734	733	732	896	894	894	893
Total Convertible Securities	61,000	61,007	61,018	61,018	60,984	61,136	61,145	61,152	61,328	61,335	61,349	61,358
Assets – By Segment												
Grain Handling	808,537	749,410	691,061	819,767	739,772	791,126	717,221	734,522	697,498	737,272	680,244	765,768
Crop Production Services	543,051	709,857	500,798	521,423	556,664	709,891	446,997	451,010	574,178	750,250	436,921	485,972
Livestock Services	117,981	120,923	125,578	124,473	134,995	147,718	142,433	130,887	126,227	125,269	120,812	117,101
Financial Markets & Other Investments	9,481	9,172	10,592	12,629	6,404	6,325	8,221	11,192	7,127	9,535	11,247	15,106
Discontinued Operations	1,577	2,925	845	—	—	—	—	—	—	—	—	—
Corporate Administration	137,157	153,303	97,472	95,209	122,176	125,749	94,626	125,757	108,483	111,585	83,201	93,252
For the quarter ended												
Dividends	$ —	$ —	$ —	$ 2,464	$ 1,359	$ 1,359	$ 1,359	$ 2,464	$ 1,360	$ 1,360	$ 1,360	$ 2,466
Industry Shipments	4,178	3,787	5,527	7,092	6,824	6,837	7,809	7,399	7,158	7,046	6,993	7,650
Grain Market Share	35.5%	40.4%	29.7%	38.9%	33.1%	36.3%	36.1%	33.1%	34.8%	34.2%	34.0%	34.9%
Terminal Handle	475	531	1,133	1,603	1,181	1,102	1,702	1,621	1,381	1,129	1,710	1,671
Terminal Handle as a % of Grain Shipments	32.1%	34.7%	69.1%	58.1%	52.2%	44.4%	60.4%	66.3%	55.5%	46.8%	71.9%	62.7%
For the year-to-date ended												
Dividends	$ —	$ —	$ —	$ 2,464	$ 1,359	$ 2,718	$ 4,077	$ 6,541	$ 1,360	$ 2,720	$ 4,080	$ 6,546
Industry Shipments	4,178	7,965	13,492	20,584	6,824	13,661	21,470	28,869	7,158	14,204	21,197	28,847
Grain Market Share	35.5%	37.8%	34.5%	36.0%	33.1%	34.7%	35.2%	34.7%	34.8%	34.5%	34.3%	34.5%
Terminal Handle	475	1,006	2,139	3,742	1,181	2,283	3,985	5,606	1,381	2,510	4,220	5,891
Terminal Handle as a % of Grain Shipments	32.1%	33.4%	46.0%	50.5%	52.2%	48.1%	52.7%	56.0%	55.5%	51.2%	58.0%	59.2%
For the trailing twelve months ended												
Dividends	$ 4,728	$ 4,728	$ 4,728	$ 2,464	$ 3,823	$ 5,182	$ 6,541	$ 6,541	$ 6,542	$ 6,543	$ 6,544	$ 6,546
Industry Shipments	21,610	20,182	19,291	20,584	23,230	26,280	28,562	28,869	29,203	29,412	28,596	28,847
Grain Market Share	33.9%	33.6%	33.0%	36.0%	35.3%	34.8%	36.1%	34.7%	35.1%	34.6%	34.0%	34.5%
Terminal Handle	3,728	3,256	2,853	3,742	4,448	5,019	5,588	5,606	5,806	5,833	5,841	5,891
Terminal Handle as a % of Grain Shipments	50.9%	48.0%	44.8%	50.5%	54.3%	54.9%	54.1%	56.0%	56.7%	57.4%	60.1%	59.2%

Agricore United™



"**Agricore United** has its "company eyes" fixed on a future that involves knowledge intensive connections to customers, augmenting our existing strong connections."

Brian Hayward, CEO

OFFICERS, DIRECTORS, COMMITTEES & SHAREHOLDERS

OFFICERS

Wayne W. Drul
Chair

Brian Hayward
Chief Executive Officer

Peter G. M. Cox
Chief Financial Officer

Tom Kirk
Corporate Secretary

DIRECTORS

Wayne W. Drul [1]*, [5]*
Chair
Oakburn, Manitoba

Jon K. Grant 2, 5, 6*
First Vice Chair
Peterborough, Ontario

Robert D. Pettinger 1, 3*, 5, 6
Manitoba Vice Chair
Elgin, Manitoba

Terry V. Youzwa 1, 2*, 5, 6
Saskatchewan Vice Chair
Nipawin, Saskatchewan

Maurice A. Lemay 1, 3, 5, 7*
Alberta Vice Chair
Tangent, Alberta

G. Allen Andreas 2
Decatur, Illinois

Hugh F. Drake 1, 3, 4
Elkhorn, Manitoba

Brett R. Halstead 1, 4, 7
Nokomis, Saskatchewan

Alanna L. Koch 1, 2, 6
Edenwold, Saskatchewan

Donald W. Lunty 1, 3, 4
Forestburg, Alberta

Jeffrey E. Nielsen 1, 4, 7
Olds, Alberta

Paul Orsak 1, 3, 7
Binscarth, Manitoba

Ernest J. Sirski 1, 2, 7
Dauphin, Manitoba

James M. Wilson 1, 2, 4*
Darlingford, Manitoba

Committees
1. Agricultural Policy Committee
2. Audit Committee
3. Compensation/Pension Commitee
4. Risk Review Committee
5. Executive Committee
6. Nominating and Governance Committee
7. Member and Community Relations Committee

*Committee Chair

AUDITORS

PricewaterhouseCoopers LLP

BANKS

The Bank of Nova Scotia
HSBC Bank Canada
Rabobank International
Canadian Imperial Bank of Commerce
Société Générale (Canada)
National Bank of Canada
Bank of Montreal
Sumitomo Mitsui Banking Corporation of Canada
Royal Bank of Canada

STOCK EXCHANGE

Toronto Stock Exchange

Stock symbols:
AU.LV – Limited Voting Common Shares
AU.PR.A – Series 'A' convertible preferred shares
AU.DB – 9% convertible unsecured subordinated debentures

TRANSFER AGENT

Computershare Trust Company of Canada

ADDRESS FOR SHAREHOLDER INQUIRIES

Agricore United
CanWest Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba
Canada R3C 3A7

Shareholder Services Administration:
Telephone: 204-944-3664
Toll Free: 1-800-661-4844
Facsimile: 204-944-5543

Investor Relations:
Telephone: 204-944-5651

www.agricoreunited.com

Incorporated July 20, 1906

ANNUAL MEETING

The annual shareholders' meeting will be held at 9:00 a.m., Wednesday, February 8, 2006 at The Fairmont Hotel Winnipeg, Two Lombard Place, Winnipeg, Manitoba, Canada.

TRADEMARKS

List of trademarks used in this report:
Agricore United™
Agricore United Financial™
Unifeed Financial™
Unifeed™
Proven® Seed
Smart Haul®
Linola™



Agricore United™

www.agricoreunited.com

SEC File No. 82-34725

Agricore United™

UNITED GRAIN GROWERS LIMITED

ANNUAL INFORMATION FORM

For the Year Ended October 31, 2005

January 12, 2006

TABLE OF CONTENTS

Trademarks used in this annual information form are the property of their respective owners.

In this annual information form, "Agricore United" and the "Company" refer to United Grain Growers Limited, carrying on business as Agricore United, and its subsidiaries, unless otherwise indicated or the context otherwise requires. "UGG" refers to United Grain Growers Limited and its subsidiaries as they existed prior to the merger of the businesses of United Grain Growers Limited and Agricore Cooperative Ltd. completed on November 1, 2001 (the "Merger").

FORWARD-LOOKING STATEMENTS

This annual information form includes or incorporates by reference certain statements that are "forward-looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this annual information form that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amounts and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company, and other such matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform to the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including those risk factors discussed under "Risk Factors" and elsewhere in this annual information form and the documents incorporated by reference. These risk factors include: weather conditions; agricultural commodity prices; the Company's financial leverage; the Company's additional funding requirements; international trade and political uncertainty; competition; domestic regulation; environmental risks; diseases and other livestock industry risks; acceptance of genetically modified products; labour disruptions; the Company's dependence on key personnel; technological advances; credit risk; foreign exchange risk; competition matters related to the Merger; and the provisions of the *United Grain Growers Act* (the "Governing Act") (as defined below). Certain of these risk factors are beyond the control of the Company. Consequently, all of the forward-looking statements made in this annual information form and the documents incorporated herein by reference are qualified by these cautionary statements and other cautionary statements or factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual results or developments anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

CORPORATE STRUCTURE

Overview

Agricore United™ is one of Canada's leading agri-businesses. The registered and head office of the Company is 28th Floor, 201 Portage Avenue, CanWest Global Place, Winnipeg, Manitoba R3C 3A7. The Company's Limited Voting Common Shares ("Limited Voting Common Shares"), Series A convertible preferred shares ("Series A Shares") and 9% convertible unsecured subordinated debentures ("Debentures") are listed on the Toronto Stock Exchange (the "TSX") (see "Market for Securities").

The Company was originally incorporated in 1906 under *The Manitoba Joint Stock Companies Act* as The Grain Growers' Grain Company Limited. In 1911, the Company received a Dominion charter under a Special Act of the Parliament of Canada. In 1917, The Grain Growers' Grain Company Limited and The Alberta Farmers' Co-operative Elevator Company Limited amalgamated to form United Grain Growers Limited. In December 1992, the Company was continued under the Governing Act, a Special Act of the Parliament of Canada (see "Governing Act" below). The Company's corporate structure was reorganized in 1993 prior to the Company's initial public offering. On November 1, 2001, UGG combined its business operations with Agricore Cooperative Ltd. and Agricore Ltd. ("Agricore"), a wholly-owned subsidiary of Agricore Cooperative Ltd., pursuant to a court-approved plan of arrangement. As a result, Agricore became a wholly-owned subsidiary of the Company existing under the *Canada*

Business Corporation Act ("CBCA"). Agricore was wound up into UGG on November 1, 2003 pursuant to a court-approved plan of arrangement under Section 192 of the CBCA.

Governing Act

The following summary of certain provisions of the Governing Act is not complete and is qualified in its entirety by the detailed provisions of the Governing Act. The Governing Act incorporates by reference certain provisions of the CBCA, which, with certain exceptions described below, relate to matters not covered by the Governing Act and that are not in conflict with the Governing Act.

The Governing Act mandates a fifteen person board of directors, twelve of whom are "member-directors" to be elected at the annual meeting of members and three of whom are "non-member directors" to be elected at the annual meeting of holders of Limited Voting Common Shares. A non-member director must not be a member of the Company and must be a holder of at least one Limited Voting Common Share. Unless the Company's by-laws otherwise provide, a member-director must be a member and a holder of at least one Limited Voting Common Share. The Company's by-laws provide that of the twelve member-directors, following each annual members' meeting, two must reside in each of Manitoba, Saskatchewan and Alberta (other than the Peace River District), and one must reside in the Peace River District of Alberta or British Columbia. The general by-law of the Company provides that at each annual members' meeting, an election of member-directors will first occur, if required, to satisfy vacancies in respect of these residency requirements. Following such election, a subsequent election will occur, if required, to satisfy any remaining vacancies resulting from the expiration of any other terms of office. Any vacancy not filled at such elections may be filled by a quorum of the board of directors in accordance with the terms of the general by-law of the Company. The directors are entitled to fill any vacancy arising by virtue of death or disability of a director or a director ceasing to be qualified to so act, which would include a change of residence of a director if such change results in the residency requirements of member-directors not being met. Directors are elected for staggered terms of three years. Shareholders are entitled to remove any non-member director by resolution approved by the affirmative vote of the holders of not less than 75% of the outstanding Limited Voting Common Shares at a special meeting called for such purpose (a "75% Resolution")

The provisions of the Governing Act dealing with the qualifications, residency or numbers of directors, the procedure for director nomination and election, term of office for directors and the structure of membership in the Company, may only be altered if approved by a 75% Resolution. In addition, if approved by a 75% Resolution, the Company can be continued under the CBCA (following which all of the directors of the Company would be elected by shareholders, there would be no qualifications for directors other than those required by the CBCA and the Company would be subject to all of the provisions of the CBCA). Any other change to the Governing Act requires the affirmative vote of holders of not less than two-thirds of the outstanding Limited Voting Common Shares present and voting in person or by proxy at a special meeting of shareholders. Any amendment to the Governing Act would require a petition to Parliament for a special act to effect such amendment.

The provisions of the CBCA relating to fundamental changes, including amendments to authorized share capital and the rights and restrictions attaching to each class and series of shares, amalgamations, arrangements, reorganizations, the sale of all or substantially all of the property of a corporation, and class votes and dissent and appraisal remedies normally applicable to such fundamental changes, do not apply to the Company. In addition, the provisions of the CBCA relating to take-over bids, including compulsory rights of acquisition available following substantial acceptance of a take-over bid, do not apply to the Company. However, any take-over bid for the Limited Voting Common Shares would be subject to the procedural and substantive provisions of applicable securities legislation in the jurisdictions in which the holders of Limited Voting Common Shares reside.

Members of the Company

Members are farming customers of the Company. The Company had over 44,000 members as at October 31, 2005. The Board of Directors has established, by by-law, qualifications for members, conditions of membership and provisions for the governance of members. An individual becomes a member of the Company if the individual is a farmer, owner or lessee of a farm, either directly or through a corporation, partnership, firm, colony or joint farming operation, and has done at least $10,000 of business with the Company during the past twenty-four months. Members are grouped into member advisory groups on the basis of territorial districts.

A member is entitled to attend general membership meetings of the Company, is eligible to act as a director of a member advisory group, may participate in the nomination and election of delegates to the annual meeting of members, is eligible to act as a delegate and, subject to other qualifications, is eligible to be a member-director of the Company. Delegates and directors must also be shareholders of the Company. A member is not entitled to share in any profit or distribution of the Company and is not entitled to participate in the distribution of assets upon dissolution or wind-up of the Company. Members must approve any dissolution and liquidation of the Company in accordance with the provisions of the CBCA, as if members were a separate class of shareholder for the purpose of voting only.

Strategic Alliance with Archer Daniels Midland Company

The Company and Archer Daniels Midland Company ("ADM") have entered into agreements (the "ADM Agreements") creating a strategic alliance between the two companies in respect of the Company's grain handling business and ADM's downstream processing operations. The following is a summary of the principal terms of the ADM Agreements:

- Agricore United agreed to support the election of (i) two nominees of ADM to Agricore United's board of directors for so long as ADM owns at least 15% of the outstanding Limited Voting Common Shares and (ii) one nominee of ADM to Agricore United's board of directors if ADM owns less than 15% of the Limited Voting Common Shares, but is the largest single holder of Limited Voting Common Shares;
- ADM is prohibited from acquiring more than 45% of the outstanding Limited Voting Common Shares (except pursuant to a take-over bid for all of the Limited Voting Common Shares);
- ADM's standstill agreement, the principal terms of which are summarized in the preceding paragraph, will terminate on the date on which ADM owns less than 15% of the Limited Voting Common Shares for a period of six consecutive months and is no longer the largest single holder of Limited Voting Common Shares at the end of such six-month period;
- ADM has a pre-emptive right to maintain its proportionate shareholding in the Company, subject to the 45% maximum shareholding limit discussed above; and
- If any third party makes a proposal to acquire Agricore United or all or substantially all of its assets that has been accepted or recommended by Agricore United's Board of Directors, ADM will be required to vote or tender its Limited Voting Common Shares in favour of or into that proposal, unless ADM makes a proposal to Agricore United that the board of directors of Agricore United has determined is more favourable than the proposal made by the third party.

As at October 31, 2005, ADM Agri-Industries Company, a wholly-owned subsidiary of ADM, owned 10,617,625 Limited Voting Common Shares, representing 23.4% of the outstanding Limited Voting Common Shares. ADM Agri-Industries Company also owns $45 million principal amount of the Company's Debentures. Assuming conversion of all of the Debentures, ADM Agri-Industries Company would own approximately 28.0% of the Limited Voting Common Shares.

Principal Subsidiaries

None of the Company's subsidiaries represent more than 10% individually, and more than 20% in aggregate, of the Company's consolidated assets as at October 31, 2005, and more than 10% individually, and more than 20% in aggregate, of the Company's sales and operating revenues for the year ended October 31, 2005. For an organization chart, see Appendix B.

GENERAL DEVELOPMENT OF THE BUSINESS

Agricore United's strategy is to link commercial farm customers and end-use customers. The Company offers commercial farmers an integrated combination of products and services and supplies global end-users with the desired quality, competitive pricing and timely shipment of commodities and special crops.

The Company is the largest grain handling and merchandising company by volume in western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia), western Canada's largest crop production services provider and one of western Canada's largest manufacturers and suppliers of livestock feed products. The Company's principal business activities consist of:

- ***Crop Production Services:*** manufacturing, distributing and retailing crop inputs to farmers, including crop nutrition products, crop protection products and seed, and providing crop management services using the Company's country grain elevator locations and stand-alone crop production centres (see "Business of the Company – Agricore United's Business – Crop Production Services");
- ***Grain Handling and Merchandising:*** contracting, marketing and transporting grain from the farm to end-use markets using the Company's 83 country grain elevators, 106 stand-alone crop production centres and six port terminals in which it has an interest (see "Business of the Company – Agricore United's Business – Grain Handling and Merchandising");
- ***Livestock Services:*** formulating and manufacturing feed using the Company's eight feed mills and two pre-mix manufacturing facilities, and retailing feed through the Company's facilities and independent retailers (see "Business of the Company – Agricore United's Business – Livestock Services"); and
- ***Financial Markets & Other Investments:*** engaging in a number of complementary businesses, including the provision of financial services (see "Business of the Company – Agricore United's Business – Financial Markets & Other Investments").

In the short-term, management priorities remain focussed on its continuing efforts to reduce debt and leverage while continuing to seek out and capitalize on available business opportunities.

Company Developments

Major events influencing the Company's development since November 1, 2002 that have had a significant influence on the Company's operations or are expected to have a significant influence on future operations include the following:

- On December 13, 2005, a panel of the North American Free Trade Agreement affirmed a previous decision that imports of hard red spring wheat from Canada do not cause material injury to U.S. growers.
- On November 1, 2005, Unifeed Limited and Hart Feed Limited, two wholly-owned subsidiaries of the Company, were amalgamated and the amalgamated entity was wound up into Agricore United. Feed manufacturing operations will continue on under the brand names Unifeed and Hart Feeds.
- In November 2005, avian flu resurfaced in British Columbia, resulting in a cull of all poultry on the farm where it was discovered. U.S. banned B.C. poultry from the area surrounding the infected farm, pending an investigation of the farm and the area. Avian flu was first discovered in British Columbia in February 2004 and resulted in substantial depopulation of poultry farms in that province. That eradication had proven effective and the poultry industry had effectively recovered to former levels. The implications of the most recent discovery of avian flu are yet to be determined. (see "Risk Factors – Diseases and Other Livestock Industry Risks")
- On July 15, 2005, the U.S. announced that it would once again permit the import of Canadian live cattle under the age of 30 months. Canadian cattle are once again being marketed in the U.S., contributing to a strengthening of the Canadian livestock industry. On May 20, 2003, as a result of a single case of bovine spongiform encephalopathy ("BSE") being discovered in Alberta, the U.S. and other key markets imposed

temporary bans on the imports of Canadian ruminants and ruminant products. Beginning August 8, 2003, the U.S., followed by Mexico and other markets, began to relax these temporary bans. In December 2003, a case of BSE was discovered in the U.S. which resulted in further bans on imports of North American beef by many other countries (see "Risk Factors – Diseases and Other Livestock Industry Risks").

- The Company entered into an agreement with a third party on May 6, 2005 for the sale of its United Grain Growers Limited Vancouver grain terminal ("AUV Terminal") pursuant to a consent agreement with the Commissioner of Competition (the "Commissioner") dated October 17, 2002. The Company subsequently announced on July 29, 2005 that the sale was not expected to be completed by the original closing date of August 1, 2005 but that both parties were continuing to work diligently towards concluding a transaction as soon as practicable. On August 12, 2005, the Company announced that subsequent requests by both the Company and the purchaser to extend the time frame allowed to conclude a transaction had been denied by the Commissioner. As a result, the Company filed an application with the Competition Tribunal (the "Tribunal") seeking, among other things, an order pursuant to section 106 of the *Competition Act (Canada)* rescinding the consent agreement between the Commissioner and the Company. The application is expected to be heard by the Tribunal in March 2006. In the meantime, the Company continues to operate the AUV Terminal.

- On April 5, 2005, Agricore United announced that it has partnered with the Canadian Grain Commission (the "CGC") to introduce a new program that insures producer cash tickets and grain and elevator receipts as required by the Canada Grain Act. The program is a substitute to the current practice that requires grain companies to provide the CGC with letters of credit or bonds... In August 2003, the CGC had increased the security requirements of all licencees (including Agricore United) to cover all cash tickets outstanding within 30 days of issue and all unreceipted grain stored in the licencee's facilities. This change increased the Company's peak security requirements from about $20 million to $45 million. The new program reduces the cost of providing such security.

- On March 16, 2005, the Company renewed its revolving credit facilities with an expanded syndicate of banks for a one-year term ending February 27, 2006. The existing facility limit of $375 million with a seasonal increase of $50 million between May 1st and October 31st was revised to provide further seasonal limits of $475 million between January 1st and May 31st, $300 million between June 1st and August 31st, and $425 million between September 1st and December 31st.

- Wet growing conditions in Manitoba in 2005 limited acres planted and sales opportunities in general. Adverse weather conditions in the fall of 2005 resulted in a prolonged harvest across Alberta and Saskatchewan and contributed to a lower quality cereal crop than average, although the percentage of each crop falling into the top grades improved over 2004. In 2004, a cool, wet growing season and untimely moisture levels limited farmer opportunities to apply crop nutrition products in the spring and fall and crop protection products in the spring of 2004 and contributed to a delayed harvest in the fall of 2004. The quality of the 2004 crop was below normal with a smaller percentage of each crop falling into the top grades. As a result, profitable export opportunities were limited and producers were inclined to retain their grain in storage. A drought in western Canada during 2002 decreased grain production and subsequently decreased industry grain handling volumes in 2003 (see "Risk Factors – Poor Weather Conditions").

- On August 14, 2004, the Company officially opened its new $17 million feed mill in Strathcona County, near Edmonton, Alberta, which was built to replace the Company's older Edmonton feed mill.

- On May 31, 2004, the Company closed its purchase of the remaining 50% of the issued and outstanding shares of Prairie Mountain Agri Limited, a high throughput grain terminal and crop production centre located in Roblin, Manitoba.

- On March 1, 2004, the Company completed a private placement of 1,520,000 Limited Voting Common Shares at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly-owned subsidiary of ADM, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement (see "Corporate Structure – Strategic Alliance with Archer Daniels Midland Company").

- On February 22, 2004, the Company conducted a one-day share consolidation of the Company's Limited Voting Common Shares on a 1 for 100 basis. Following the consolidation, all registered shareholders who held less than one share became entitled to receive a cash payment of $9.63 for each pre-consolidation share instead of fractional shares in the Company. On February 23, 2004, the Limited Voting Common Shares were split on a 100 for 1 basis returning all remaining shareholders to their previous shareholdings. As a result, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from 57,591 shareholders at a total cost of $15.2 million, including redemption costs (net of tax).

- On February 1, 2004, the Company purchased, through its wholly-owned subsidiary Unifeed Limited ("Unifeed"), all of the issued and outstanding shares of Vertech Feeds Ltd., a livestock feed manufacturer based in Red Deer, Alberta (See "Business of the Company – Agricore United's Business – Livestock Services").

- On January 5, 2004, the Company announced the implementation, effective January 1, 2004, of an integrated insurance program that covers many of its traditionally insured risks and enhances its existing grain volume insurance program placed effective January 1, 2003. The program, with an initial three-year term, provides $20 million of grain volume coverage in addition to the $25 million currently in place (see "Business of the Company – Risk Management –Insurance") and provides the Company with cost-effective protection from revenue reductions that may result from significant declines in industry-wide grain handling which typically follow drought years. The integrated insurance program is intended to lower the annual long-term cost of risk while at the same time reducing cash flow volatility.

- In December 2003, the Company announced that a new financial product had been developed for customers of the livestock services division and would be marketed under the brand Unifeed Financial™. Unifeed Financial offers loans to livestock customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, on terms that do not require payment until the livestock is sold (see "Business of the Company – Agricore United's Business – Financial Markets & Other Investments – Financial Markets – Agricore United Financial and Unifeed Financial").

- As a result of the continued realization of Merger synergies, annualization of Merger synergies already obtained, cost savings from the consolidation of the Company's grain handling network, the integration of UGG's and Agricore's information technology platforms and general cost containment, the Company realized $96 million in reduced operating, general and administration expenses, $100 million in cost savings including reduced interest and securitization expenses and $119 million in total cost reductions (including lower depreciation and amortization expenses) for the year ended October 31, 2003.

- On October 9, 2003, the Company completed the sale of the assets of its Farm Business Communications division effective September 30, 2003. As consideration for the purchase, the purchaser paid $12.2 million in cash on closing, assumed approximately $1.6 million of net liabilities, primarily prepaid subscriptions, and agreed to pay $2.2 million in equal annual instalments over the next three years. Agricore United separately contracted to purchase advertising services from the purchaser at a level at least consistent with that placed by the Company with this division in the past.

- For the crop year beginning August 1, 2003, the Canadian Wheat Board ("CWB") reduced the percentage of CWB grain (wheat, durum and barley) tendered to grain handlers from 50% to 20% and increased the percentage of grain subject to a general railcar allocation formula from 50% to 80% (see "Business of the Company – Western Canadian Grain Handling Industry – The Canadian Wheat Board").

- The Company entered into a binding letter of intent effective July 1, 2003 with the co-venturer of Western Co-operative Fertilizers Ltd. ("Westco") whereby the parties agreed, among other things, to realign their respective interests based on each party's historical contributed and retained capital in Westco. In the Company's case, the realigned interest is 57%.

- In December 2002, the Company reached an agreement with an insurer for a new grain volume insurance program to provide supplementary cash flows to the Company when declines in industry-wide grain shipments, commencing with the 2003/2004 crop year ending July 31, 2004 through crop year 2005/2006, fall below the five year moving average (see "Business of the Company – Risk Management – Insurance").

- In December 2002, the Company obtained a $500 million secured credit facility from a syndicate of banks as well as a $109 million secured term facility, from a life insurance company, maturing in 2016.
- In November 2002, the Company issued $105 million of 9% Debentures due in 2007. The proceeds of the issue were used for general corporate purposes, including to fund acquisitions that complement the Company's existing business.

Industry Trends and Developments

World Trade Organization ("WTO") Negotiations

World agriculture markets continue to be distorted by government subsidies and market intervention. According to the Organisation for Economic Co-operation and Development ("OECD"), total government support to agriculture in OECD countries amounts to over US$300 billion annually. Excessive subsidy payments, especially in Europe and the United States, continue to promote excess grain production and suppress international grain prices.

Canadian agriculture is dependant on trade. Over ninety per cent of Canada's farm families, representing over eighty per cent of farm cash receipts, are dependant on international markets. Western Canadian farmers would benefit from elimination of export subsidies, disciplines on export credit and food aid, reductions in trade-distorting domestic support and gains in market access for their grain.

In September 2003, international trade ministers from around the world met in Cancun, Mexico in an effort to make progress in reducing subsidies and distortions under the Doha Development Round of WTO negotiations. However, the ministers failed to reach an agreement. The deadlock was finally broken at a marathon session in Geneva, Switzerland in August 2004 when WTO member nations agreed to a framework for negotiations to proceed. The framework provides a mandate for Doha negotiators, calling for a phase out of all export subsidies, substantial reductions in trade distorting domestic support and substantial increases in market access. While the Doha Round will take several years to complete, the framework sets the foundation for historic reforms in international trade that would benefit Canadian agriculture and western Canadian farmers in particular.

WTO Ministers met in Hong Kong in December 2005 for the 6th meeting of WTO Ministers. As expected WTO Ministers did not reach an agreement on full modalities. They have agreed to eliminate agricultural export subsidies by 2013 and have agreed to reach full modalities by April 2006, with a final agreement to be ready by late 2006 or early 2007.

Growing prosperity in China, in part due to its accession to the WTO in 2001, is seen as a positive development for Canadian grain and livestock producers. The gradual lowering of tariff and non-tariff barriers in China should also contribute to an expansion in exports of Canadian agricultural products to this market. During the 2005 crop year ended July 31, China remained one of the leading foreign customers for Canadian wheat, along with Japan and South Korea. The Canadian Wheat Board expects China will continue to be a large volume wheat importer in the coming decade.

Resolution of Anti-Dumping & Countervailing Duties and Measures Cases

The resolution of trade disputes is expected to re-open significant markets for Canadian grain exports. On October 5, 2005, the U.S. Trade Tribunal ruled that Canadian hard red spring wheat exports do not cause material harm to U.S. industries. This is expected to pave the way for removal of the prohibitive tariffs that have effectively eliminated Canadian wheat exports into the U.S. market.

Similarly, on April 6, 2005, the U.S. Trade Tribunal ruled that Canadian hog exports do not cause harm to the U.S. industry. This ruling lifted the temporary duty that was imposed on the hog imports to the U.S. in October 2004.

Both of these rulings are expected to bolster Canadian agriculture in general, including the livestock, grain, oilseeds and special crop sectors in which Agricore United has a direct interest.

Growth of Biodiesel in Europe – An Export Opportunity

Biodiesel fuel use in the European Union ("EU") is seeing ongoing growth. In 2004 European production reached 1.9 million tonnes, an increase of 35% over 2003 production. The growth of European biodiesel use is largely being driven by a 2003 directive adopted by the EU and tax incentives for biodiesel use. Growth of biodiesel production is outstripping the EU's oilseed production, which encourages increased imports.

Exports of Canadian canola oil into the EU for the purposes of biodiesel production are not subject to EU restrictions on the importation of genetically modified organisms ("GMOs") which are only applied to commodities imported to be used as food or feed. The absence of GMO restrictions for canola oil used in the production of biodiesel provides an important market opportunity and is a factor when considering the growth potential for Canadian canola exports to the EU.

Food Safety and Security

Increased concern over the safety of food is bringing sharper attention to the way food is grown, handled and processed. End-use buyers are demanding greater assurances that the products they purchase are safe. The Company was among the first in the western Canadian grain and livestock industry to adopt Hazard Analysis and Critical Control Point ("HACCP") and ISO 9000 standards, and the Company now has the most comprehensive network of facilities capable of meeting higher food safety standards and, as necessary, buyer demand for greater product traceability.

In December 2003, new food safety regulations were introduced in the United States in response to that country's bioterrorism legislation. Under the legislation, all facilities that export food or food ingredients to the U.S. must now be registered with the United States Food and Drug Administration. Advance notice must also be provided on all shipments of grain, feed or food to the United States. Agricore United is in full compliance with these regulations. The Company's earlier adoption of HACCP and ISO 9000 standards provided the Company with the ability to implement procedures to meet the new requirements in an efficient manner.

The U.S. Homeland Security Department has implemented Customs–Trade Partnership Against Terrorism ("C-TPAT") certification and Free and Secure Trade certification. To be certified under these programs a company must conduct and document a thorough supply chain review proving to the U.S. Homeland Security Department that due diligence is exercised in ensuring potential acts of terrorism are screened for in respect of all shipments headed to the United States. Agricore United is C-TPAT certified.

Biosafety Protocol

The Cartagena Protocol (the "Protocol") is an agreement that was signed under the United Nations Convention on Biological Diversity. The stated goals of the Convention are to preserve and enhance biodiversity around the world. The Protocol came into force on September 11, 2003. The Protocol, now ratified by more than 100 countries, seeks to protect biological diversity from the potential risks posed by "living modified organisms".

While Canada has signed the Protocol, it has not been ratified by the Government of Canada. Agricore United supports the Government of Canada's decision not to ratify the Protocol. The Protocol obliges exporters to meet further documentation requirements on export shipments of living modified organisms, including those crops that have been genetically modified. Major importing countries that have ratified the Protocol include Mexico and Japan. The United States and Australia have indicated they do not intend to ratify the Protocol. Agricore United has taken steps to ensure it is in full compliance with requirements under the Protocol where necessary.

While countries have ratified the Protocol, no agreement has been reached on the implementation of the Protocol. For this reason it has not had an impact on Canada's grains, oilseeds or special crops industries.

On May 30 through June 3, 2005, parties to the Protocol met in Montreal to attempt to reach an agreement on the implementation of the Protocol. The Government of Canada and members of Canadian industry participated in the meeting as non-parties. The parties failed to reach a consensus on measures to implement the Protocol. The

Protocol will not be implemented until agreement among all parties is reached. The next meeting of the parties will take place in March of 2006.

Genetically Modified Crops

The debate over genetically modified ("GM") crops continues to be a highly publicized and emotional issue. Although farmers in western Canada have embraced this technology in recent years, there continues to be ongoing uncertainty in the market concerning the acceptance of food produced from genetically modified crops, despite the lack of scientific evidence suggesting that it poses a health risk.

In May 2004, Monsanto announced the suspension of efforts to introduce Roundup Ready wheat. The decision was consistent with the wishes of a majority of western Canadian farmers who were not convinced of the variety's agronomic or economic benefits and expressed concerns about market acceptance.

However, western Canadian farmers continue to use GM technology. In fact, GM canola now accounts for the majority of canola grown in western Canada. In addition, according to the International Service for the Acquisition of Agri-biotech Applications, GM crops are grown by seven million farmers in 18 countries.

Marine Transportation Security Program

On July 1, 2004 the Marine Transportation Security Act (Canada) came into force. This Act governs marine security, regulatory affairs, and marine security operations; requiring ports and marine facilities to have approved security plans. As a result of this Act, the Company installed fencing, video cameras, and card lock systems at all Terminals on the West Coast and is in the process of doing the same at the Thunder Bay Terminals. Seventy-five per cent of the cost of the installation is refunded to the Company under the Marine Safety Contribution Program.

BUSINESS OF THE COMPANY

Western Canadian Agricultural Industry

In western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia) as of 2001, there were over 144,000 farms, of which approximately 32% had annual gross revenues exceeding $100,000 (Statistics Canada 2001 Census of Agriculture). The following is a brief overview of the two principal components of western Canadian agriculture, grain and livestock.

Western Canadian Grain Handling Industry

Western Canada provides an excellent environment for growing grain. Canada is a significant producer and exporter of grains, with about 13.1% of the world wheat trade for the 2004/2005 year. The WTO indicates that Canada is the world's third largest exporter of agricultural products. The bulk of productive capacity is in western Canada. Over the ten crop years ending July 31, 2004 (excluding the effects of the unusually severe drought in the 2002 crop year which caused significantly reduced production), 95% of Canada's average production (51.2 million metric tonnes) of the "major" grains (wheat, barley, canola, oats, flax and peas) came from this region. Western Canada's annual production of the major grains increased to 53.5 million metric tonnes in the 2004/2005 crop year from 51.1 million tonnes in 2003/2004 despite the effects of unfavourable weather conditions during harvest and poor growing conditions in Manitoba that left 1.2 million acres unseeded.

Based on averages over the same 10 year period, about 65% or 32 million tonnes of grain produced in western Canada is handled by the primary elevator network (including grain handlers such as Agricore United). About 76% or 24 million tonnes of grain handled through the primary elevator network is exported by rail or ocean going vessels through the ports of Vancouver, Prince Rupert, Thunder Bay, Churchill and the St. Lawrence Seaway. Grain production that is not handled through the primary elevator network is sold by producers domestically to millers, maltsters, crushers or feed manufacturers, or is placed into farm storage. On December 9, 2005, Agriculture and

Agri-Food Canada ("AAFC") reported carry-out stocks of the six major grains following the 2005 crop year of 14.7 million tonnes, up from 9.9 million tonnes a year earlier.

Handling begins with the transportation of the grain from the farm to the country (or primary) elevator. Either the farmer or the grain handling companies arrange transportation of grain to the country elevator by truck where grain is purchased by grain handling companies at the primary standard determined by the CGC. The grain is weighed, graded and dockage is assessed. (Dockage is an estimate of foreign material, such as weeds, seeds, broken kernels and foreign materials, including other grains.) The farmer is then issued a cheque for saleable grain delivered, based upon the then current price for the grade, reduced by charges levied for freight, elevation, inspection and other items. Grain may be stored in the country elevator before it is shipped to a domestic customer, such as a flour mill, feed mill, maltster or to a port terminal. At unload at the port terminal, all grain is again weighed and inspected and an official weight and grade is assessed by the CGC. It is also cleaned to export standard, if necessary, and is stored until it is transported to end-use customers. Occasionally, grain is cleaned at the country elevator. If the grain is shipped for export from a country elevator, it is similarly weighed and inspected by CGC staff as it is loaded onto rail cars. The Certificate for Western Canadian Grain issued for each shipment of grain is internationally recognized and accepted as the CGC's guarantee of grain quality and quantity.

Supporting Canada's grain production is a substantial crop production services industry. In the 2004 calendar year, farm operating expenditures in western Canada totalled more than $5.6 billion, including $3.5 billion spent on the principal crop production inputs, consisting of approximately $1.8 billion spent on fertilizer, $1.2 billion spent on crop protection products and $527 million spent on seed.

Regulation

Canadian agriculture, in general, and the western Canadian grain industry in particular, is highly regulated. While provincial regulation plays a role, most of the regulation affecting the grain industry is federal. The principal Canadian federal statutes are the *Canadian Wheat Board Act*, the *Canada Grain Act* (the "Grain Act") and the *Canada Transportation Act* (the "Transportation Act"). Farming and agri-business are also affected by Canadian federal and provincial environmental laws, which impact upon the distribution and retailing of fertilizer and crop protection products.

The Canadian Wheat Board

The principal mandate of the CWB is to market in an orderly manner, in interprovincial and export trade, grain grown in western Canada. The precise role of the CWB varies by commodity, by the use to which a commodity is put and by the market into which the commodity is sold. The CWB has a monopoly over the domestic sale of western Canadian wheat used for human consumption and barley used for malting purposes. The CWB is also the sole export marketing agency for all western Canadian wheat and barley. The grains regulated by the CWB are known as "Board Grains". Grains not regulated by the CWB (principally oats, flax, rye, canola, domestically consumed feed barley and feed wheat, and peas and other special crops) are known as "Non-Board Grains". Linola®, canola and flax are also known as "oilseeds" because they are principally used in the production (also known as "crushing") of edible and non-edible oils, such as Linola oil, canola oil and linseed oil.

The CWB arranges the sale of Board Grains to domestic and international customers, either directly or through an accredited exporter such as Agricore United. Once sales have been confirmed, it is the CWB's responsibility to ensure that the proper quantity and quality of Board Grains is available for the purchaser at an agreed upon location, principally either at: port terminals in Thunder Bay, Ontario or Churchill, Manitoba; one of several transfer elevators along the St. Lawrence Seaway; or port terminals in Vancouver or Prince Rupert, British Columbia; or at another location specified by domestic, U.S. or Mexican end-use customers.

The CWB undertakes many activities aimed at managing the flow of Board Grain from farmer to purchaser, including "delivery" management (through the administration of contract calls for Board Grains), the determination of the quantity and quality of Board Grains available for sale at the port terminals or other locations at which it could be sold and the coordination of the movement of Board Grains by rail to port terminals and domestic or foreign end-use customers (including the allocation of rail cars to grain handling companies so they may ship Board Grains).

Grain handling companies, including Agricore United, act as agents in the handling of Board Grains, with typically about 60% of these companies' total grain volume handled on behalf of the CWB, although the trend is to a lower proportion of Board Grains. An area of importance to both farmers and the grain handling companies is the manner in which prices are set and payment is made for Board Grains. Each year, on or before August 1, the CWB, by way of a Government of Canada Order-in-Council, announces the initial price ("Initial Price") for Board Grains. The Initial Price is a form of partial payment to farmers, paid per metric tonne of grain delivered. Pursuant to a handling agreement ("Handling Agreement") with the CWB, grain handling companies determine the price paid to farmers for Board Grains by taking the Initial Price and deducting freight, elevation, inspection and other items. Grain handling companies also collect storage revenue from the CWB for the period of time the Board Grains are stored in their facilities.

Payment of the Initial Price is financed by grain handling companies and paid to farmers on behalf of the CWB. The grain handling companies, in turn, are reimbursed for their financing costs by the CWB once the grain is unloaded at the port terminal or at a CWB domestic, U.S. or Mexican end-user facility. The CWB sells Board Grains throughout the crop year and when a final accounting is done, remits a "final payment" to farmers. The final payment represents the net price achieved from all sales made in a given Board Grain of a particular grade throughout the year, on an averaged or "pooled" basis, less the Initial Price and the CWB's own operating costs. In the event that the price received by the CWB is lower than the Initial Price paid, the Canadian federal government is required to bridge the shortfall.

At the end of the crop year and the beginning of a new one, grain handling companies handling Board Grains (including Agricore United) perform a two-stage inventory adjustment process. Firstly, on July 31, companies reconcile their Board Grain inventories with the records of the CWB. Differences can occur over time for a number of reasons, including gains and losses from blending, grading and moisture evaporation. On the basis of the valuation of the reconciled inventories, the companies will either pay to or receive payment from the CWB, an amount required to adjust the inventories based on prices in effect on July 31. Secondly, on August 1, the companies will restate their inventories at the new Initial Prices, which results in a payment to or from the CWB, depending on whether the new Initial Prices have increased or decreased. The result of this two-stage inventory adjustment process is to adjust the value of the Company's Board Grains to the new Initial Price that the CWB will pay upon delivery in the upcoming crop year.

Commencing with the crop year beginning August 1, 2004, the CWB reduced the percentage of Board Grains (wheat, durum and barley) tendered to grain handlers from 50% to 20% and increased the percentage of grain subject to a general railcar allocation formula from 50% to 80%. As reported by the CWB, the tendering process in place over the preceding three years yielded tendering discounts from grain handlers and reduced costs to the CWB and increased the value returned to farmer producers through the CWB pool accounts. Individual grain handlers are expected to experience difficulty in increasing their current share of CWB grain shipments because of the higher proportion of CWB grains shipped under the CWB administered general railcar allocation formula, which is based principally on historical market share.

Tendering Process

To fulfill the requirements under its wheat and barley export program, the CWB calls for tenders from grain handling companies once a week for Board Grains and it may accept bids on any portion of the grain that it puts out to tender. Grain handlers may respond to the tender by indicating how many tonnes of the current requirement it will supply and what tariff or fees for services in supplying the tonnes would be applicable. The lowest grain handling tariff bid is expected to be accepted, subject to the size of the amount tendered (*e.g.*, the CWB may prefer to allocate certain minimum quantities to be delivered to a ship from a single port terminal) and past performance of the company tendering. The successful bidders will receive rail car allocations sufficient to transport the Board Grains from their country grain elevators to the port terminal.

Rail Car Allocation

Under its revised rail car allocation policy, the CWB allocates rail cars to grain handling companies on a zone basis for the delivery of non-tendered Board Grains. The allocation is based on an equal weighting of (i) the weighted average of the grain handling company's Board Grain receipts during the prior 18 weeks and (ii) the undelivered portion of producer contracts with the CWB for delivery to a particular grain handling company. There are 13 geographic areas that make up the different zones and it is up to the companies to allocate awarded rail cars among country grain elevators within each zone. The allocation process consists of General Car Awards and Advanced Car Awards, the difference being the notice period that the grain handling company receives before the cars are spotted for loading at the country grain elevators. Advanced Car Awards are made prior to General Car Awards and make up 20% of the total 80% rail car allotment. General Car Awards make up the remaining 60% of the total 80% rail car allotment. The CWB permits domestic end-use customers to designate the grain handling company that will handle the Board Grains they purchase. In the event that particular grain handling companies have not been provided sufficient rail cars to deliver the Board Grains that have been accepted, the CWB has retained the right to allocate rail cars by train run or station.

Accountability of Grain Handling Companies and the CWB

Under the agency agreement between the grain handlers and the CWB, a grain handling company is responsible for delivering a specified quantity, type and grade of Board Grains within a specified time. Failure to do so will result in financial penalties being assessed against the company, and may include storage or late vessel loading charges incurred by the CWB because of the company's non-performance. The CWB, on the other hand, is responsible for moving grain out of the port terminal within the allotted time. Failure to do so will result in the CWB being held responsible for any storage charges or additional costs incurred by the grain handling companies that arise from the CWB's non-performance.

Canadian Grain Commission

The CGC is an agency of the Government of Canada, established under the Grain Act. The principal objectives of the CGC and the Grain Act are the regulation of grain handling in Canada and the establishment and maintenance of quality standards for Board Grains and Non-Board Grains. The Grain Act and the regulations thereunder set out parameters for the licensing of grain dealers and licensing the operation of grain handling facilities ("primary elevators"), including such matters as the weighing, grading and treatment of grain, monitoring the condition of inspection equipment and facilities, the certification of grain for export purposes, the regulation of allowable charges (including maximum permitted levels) and financial integrity standards. Operators of grain handling facilities must obtain a licence from the CGC.

The CGC is currently reviewing its user fees and services in an effort to improve efficiency and accountability. This initiative reflects the objectives of Bill C-212, an Act Respecting User Fees, which came into force on March 31, 2004. During the review, the CGC is eliminating user fees for services that are redundant, are no longer in demand, are not related to the CGC's mandate or are provided by contract.

Canada Transportation Act

The Transportation Act establishes the legal framework for the transportation of grains in western Canada. Under the Transportation Act, the railways are subject to a limit or "cap" on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals. The cap is adjusted annually depending on the volume of grain transported, the average length of haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

The railways have maintained the same multiple car block freight discounts for the past three years which favours those companies that can load in 50 and 100 car blocks, depending on the commodity being shipped and the railway's ability to supply 50 or 100 car blocks. Agricore United ships 95% of its shipments in 50 and 100 car blocks. CP Rail freight discounts range from a low of $0.50 per metric tonne for 25 car blocks to a high of $7 per metric tonne for 100 car blocks. CN Rail offers discounts of $4 per metric tonne and $6 per metric tonne, respectively, on 50 and 100 car blocks.

The railways have been changing their railcar product offerings on a yearly basis. There is consistently more demand for railcars than the product offerings the railways can supply. CN Rail also offers a 100 rail car product that allows a winning bid grain company to book a 100 car block for use bi-weekly. CP Rail no longer offers a similar 100 car block railcar product. Both railways offer railcar products for 25 and 50 cars blocks that have varying conditions attached to them for usage. Railcars that can not be procured through the railcar product offerings due to over-subscription must be obtained from the general allocation which is almost always oversubscribed.

Non-Board Grains

Non-Board Grains are subject to the Grain Act and certain Non-Board Grains are subject to the Transportation Act, but are not subject to the *Canadian Wheat Board Act.* As a result, the price paid by grain handling companies to farmers for Non-Board Grains is determined directly by market forces. Grain handling companies make arrangements for the rail transportation of Non-Board Grains to port terminals or directly to end-use customers.

Grain Elevator Consolidation

Over the ten years ended October 31, 2001, the western Canadian grain handling industry underwent a rapid and significant transformation due to grain elevator consolidation. As a result of the abolition of Canadian federal government rail rate subsidies in 1995, subsequent rail line abandonment and the availability of discounts from the railways for loading railcar blocks of 25 or more, Agricore United and other grain handling companies have closed (and are continuing to close) significant numbers of older and less efficient country grain elevators. These conventional elevators have been replaced with new, more efficient, High Throughput Elevators ("HTEs") capable of loading 50 or more rail cars in a 12-hour period. The newer HTEs with large numbers of car spots are capable of handling grain at a much lower cost per metric tonne and achieving significantly higher rates of inventory turns (grain throughput divided by an elevator's storage capacity). Whereas smaller elevators with less than 25 car spots have traditionally achieved below average inventory turns per year, new HTEs have achieved as many as 19 inventory turns in a year. In order to achieve this efficiency, HTEs serve farms within a wide radius of the elevator. However, some commodities lend themselves to handling through a smaller grain elevator, either due to low annual production volume, the special handling required by the commodity or both.

Over the past 40 years, while the volume of grain handled has increased, the number of western Canadian country grain elevators has decreased significantly as part of the ongoing process of rationalization in the industry. The total number of licensed country grain elevators in western Canada has declined from approximately 5,200 in the early 1960s to 351 as at October 30, 2005 and grain handling industry primary elevator storage capacity has decreased from approximately 10.2 million metric tonnes in the early 1960s to approximately 5.2 million metric tonnes as at October 30, 2005.

However, despite the decrease in the number of country grain elevators and industry storage capacity, the annual throughput or handling capacity (the volume of grain that can be handled in a crop year) of the western Canadian grain handling industry increased significantly during the four years preceding the 2001 and 2002 droughts. The current western Canadian grain handling shipping capacity significantly exceeds western Canada's average annual production of 48.6 million tonnes of major grains over the ten crop years ending July 31, 2004 (excluding the effects of the unusually severe drought in the 2002 crop year which caused significantly reduced production). However, the flow of grain into and out of the elevator system can be subject to seasonal peaks, particularly during or shortly following harvesting and it is necessary for the industry to carry sufficient elevator storage and shipping capacity to handle such peaks. The Company also believes that, to the extent there may be excess industry shipping capacity, it may promote further consolidation of the western Canadian grain handling industry.

Western Canadian Livestock Industry

Western Canada's livestock industry is the area of agriculture that had delivered the most consistent growth in farm receipts in the decade leading up to the drought in 2002. The discovery of disease in livestock and poultry in 2003, 2004 and 2005 and the impact of a strengthening Canadian dollar since 2003 have suppressed this growth.

Western Canadian farm cash receipts from animal agriculture increased from $5.8 billion in 1995 to $8.1 billion in 2004, the most recent year for which statistics are available, representing 40 % of total farm receipts. This total was divided between beef ($3.9 billion), hogs ($1.9 billion), dairy ($1.1 billion), poultry ($737 million) and other livestock ($522 million). Hog producers led the growth in livestock revenue as their 2004 receipts reached record highs, up 27% from 2003. This jump was due mainly to a growth in revenue from domestic slaughter. Hog prices strengthened throughout 2004 as a result of robust exports and strong domestic demand. Revenue from cattle and calves decreased slightly in 2004; primarily due to the discovery of BSE during the spring of 2003. Dairy and poultry markets are primarily domestic in nature, as these sectors are governed by supply management boards mandated by Canadian federal and provincial governments and as such they have difficulty exporting products while remaining compliant with WTO agreements.

Western Canada is one of the world's lowest cost areas for production of high quality grain-fed pork and beef. This competitive advantage is driven by an ideal climate for rearing hogs and beef, by normally abundant and competitively priced feed grains and by the availability of expertise and capital for these business ventures. Domestic demand for poultry and dairy has benefited from population growth and increased per capita consumption. Although less significant, western Canada has also seen increased farm-raised game, bison, horse and exotic animal production.

The major cost component in all livestock sectors, after the base cost of the animal, is feed. Western Canada is typically a surplus production area for feed grains and oilseeds used in feeding livestock. In addition, as secondary processing of primary agricultural commodities like canola, wheat and potatoes has grown, so has the availability of by-products from these industries for livestock production.

Feed Industry

The feed industry has also experienced growth over the last decade primarily due to growth in export demand in the beef and hog sectors coupled with significant growth in the poultry sector. Western Canadian farmers spent approximately $2.2 billion on livestock feed products during the 2004 calendar year. The feed industry has experienced consolidation in the past 10 years. As a result, there are currently only five major livestock feed companies operating in more than one province in western Canada. Local feed suppliers are gradually being absorbed by the major companies or are closing if their scale is too small or their facilities become obsolete. In order to meet the demands and specifications of producers and consumers, feed manufacturers are becoming more sophisticated with increased focus on animal nutrition, quality assurance and automation of the manufacturing processes.

Feed suppliers fall into one of two major categories: manufacturers of complete feeds and supplements and manufacturers of pre-mixes. Manufacturers of complete feeds and supplements provide complete feed formulations, usually also accompanied by additional manufacturing processes. These feeds and supplements typically contain all or a significant portion of the total nutritional requirements of the livestock being fed. Manufacturers of pre-mixes supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing.

The manufacture of complete feeds and supplements has grown over the past decade. This growth has been fuelled by feed company involvement in livestock financing and/or ownership. In addition, an earlier trend to on-farm feed production has been limited by the advent of larger, more cost effective feed mills which can compete with on-farm milling. Also, recent growing consumer concern over food safety has resulted in regulatory changes with which on-farm feed manufacturing operations may have difficulty complying.

As a result of the 2002 drought (see "General Development of the Business" and "Risk Factors – Poor Weather Conditions"), livestock producers began liquidating beef cattle on feed in the fall of the 2002 calendar year, which negatively impacted manufactured feed sales through much of the 2003 calendar year. The discovery of a single case of BSE in Alberta in May 2003 and the subsequent resistance of the U.S. to re-open the border to the import of Canadian live cattle until July 2005 contributed to a slow recovery of the livestock industry in western Canada during this two year period and, in particular, the number of beef cattle on feed. The discovery of avian flu in several poultry operations in British Columbia in February 2004 and subsequently in November 2005 resulted in a de-population of the affected farms. (see "General Development of the Business" and "Risk Factors – Diseases and Other Livestock Industry Risks").

Agricore United's Business

Agricore United provides a wide range of goods and services to western Canadian farmers, as well as marketing agricultural commodities domestically and internationally. The Company provides the customer with a "pipeline" of goods and services, helping farmers through the stages of the production and marketing cycle in crops and livestock. The Company's principal business activities are grain handling and merchandising, crop production services and livestock services.

Agricore United had four reportable operating segments in the fiscal year ended October 31, 2005: grain handling and merchandising, crop production services, livestock services, and financial markets and other investments.

Consumer awareness and concern over food safety and "traceability" is a continuing trend. The Company has established a number of processes to track and identify crops at every stage of production, from seed to customer, to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9000 registration and HACCP compliance are verified by third-party audits.

Grain Handling and Merchandising

Agricore United's grain handling and merchandising business encompasses commodity procurement provided through the Company's network of 83 country grain elevators and 106 stand-alone crop production centres; port terminal services provided through the six port terminals which the Company owns or in which it has an interest; and grain merchandising. The Company also handles and merchandises special crops. The Company is western Canada's largest grain handling and merchandising company by volume, with an approximate 34.5% share of western Canadian grain handling volume for the 2005 fiscal year representing sales and revenue from services of $1,679 million (2004 - $2,042 million).

Country Grain Elevators

At October 31, 2005, the Company owned a system of 83 country grain elevators located throughout the crop growing regions of Manitoba, Saskatchewan, Alberta and northeastern British Columbia. The Company's country elevator network includes 51 HTEs, 2 joint venture HTEs, 29 conventional elevators and 3 special crop facilities which are registered ISO 9001:2000 and HACCP compliant. Over the ten years ended October 31, 2001, the Company had undertaken a substantial infrastructure renewal capital expenditure program to upgrade and replace older, smaller country grain elevators with new, more efficient, HTEs at strategic locations. These HTEs are capable of loading a minimum of 50 rail cars within a 12-hour period, while the older, smaller country grain elevators typically were capable of loading less than 20 rail cars in the same time period. The Company's 50 car-spot HTE's are scalable and may be expanded to 100 car-spot HTE's as market conditions warrant. Apart from certain strategic storage capacity expansion projects currently being undertaken or recently completed, the Company has completed its infrastructure renewal capital expenditure program.

The Company's share of licensed storage capacity at October 30, 2005 was 24.2% compared to its 34.5% share of grain shipped during the year ended October 31, 2005. The following table sets out information regarding the Company's system of country grain elevators:

	High Throughput Elevators(1)		Conventional Elevators	
Province	Number	Storage Capacity(2)	Number	Storage Capacity(2)
Manitoba	17	267,440	6	35,310
Saskatchewan	13	276,560	14	83,690
Alberta	21	530,960	7	38,400
British Columbia	-	-	2	22,300
Total	51	1,074,960	29	179,700

(1) Country grain elevators capable of loading 50 or more rail cars in a 12-hour period.
(2) Metric tonnes.

Unlike a number of its competitors, the Company has a large, geographically dispersed and strategically located country elevator network. The Company believes that the size and scope of its country elevator network positions it to achieve the throughput volumes required to permit the Company to be a low cost provider of grain handling services. In addition to competing for grain handling volumes on the basis of price and service, the Company secures additional grain handling volumes, in some cases, by contracting with farmers early in the crop year, or even before planting. In some cases, the Company also pays premiums to farmers who transport their grains longer distances to the Company's country grain elevators. During the year ended October 31, 2005, the Company handled 9.9 million metric tonnes of grain. Grain handling volumes are expected to be higher in the 2006 fiscal year based on Statistics Canada production estimates for the 2004/2005 crop year and the large inventory carry-out at October 31, 2005. As a result of the recent changes to the tendering and rail car allocation process implemented by the CWB, the Company believes that the changes to the marketplace will continue to favour low cost grain handling service providers, although they may also prolong the ongoing process of industry consolidation.

Agricore United has an agency agreement with the CWB entitling it to handle Board Grains for which it receives tariffs set by the Company (and notice of which is provided to the CGC). In the case of Non-Board Grains, the farmer receives payment from Agricore United equal to the market price at export position for the particular grain and grade delivered, as determined by the Company, less certain charges. Generally, charges are the same as those levied on Board Grains, but also may include a "basis" deduction to account for differences between the cash and futures market prices for a commodity and imputed carrying charges (such as interest) which are payable to the Company.

Grain may be stored in the elevator for some time before it is shipped to a domestic, U.S. or Mexican customer, such as a flour mill, feed mill, maltster or to a port terminal. At both the country elevator and the port terminal, cleaning and blending of the grain can occur. Handling, cleaning, blending and storage are key factors under the Company's control affecting margins and profitability. Grade gains are a significant and more variable factor and are derived by blending grains which are below, with grains that are above, the primary standards so as to allow the aggregated mix to meet the minimum standards. The Company may also recover or lose grain through the cleaning process.

It is customary for country grain elevators to undergo a periodic "cut-off" to reconcile actual inventory by grade with perpetual inventory records. To the degree that weights and grades at the time of the reconciliation exceed the weights and grades at the time of purchase, the Company realizes additional revenues. The general level of grain prices and the price differences between grades can also affect the Company's revenues.

Port Terminal Services

For offshore customers, or to the extent that its country grain elevators cannot ship to export standard, the Company's port terminal services business links its country grain elevators with customers, providing processing and logistics services to ensure timely delivery of grain to fulfill the CWB's, the Company's and/or other exporters' sales commitments. All of the Company's port terminals are registered to ISO 9001:2000 and are HACCP compliant.

The following table sets out information regarding the port terminal operations in which the Company has an interest:

Port Terminal Location	Storage Capacity[1]	12 Months Ended October 31, 2005 Receipts[1]	% Ownership
Vancouver, BC (AUV Terminal)[2][3]	102,070	1,300,770	100%
Vancouver, BC (Cascadia)[3][4]	282,830	3,551,164	50%[5]
Vancouver, BC (Pacific Terminal)[3]	199,150	618,158	100%
Prince Rupert, B.C [3][4][8]	209,510	760,011	42.3%[6]
Thunder Bay, Ontario (Terminal A)[3][7]	231,030	1,119,028	100%
Thunder Bay, Ontario (Terminal S)[3]	167,000	570,538	100%

(1) Metric tonnes.
(2) The Company has an agreement with the Commissioner of Competition to divest of a port terminal in Vancouver, but has filed an application with the Competition Tribunal to rescind this agreement. ("General Development of the Business" and "Risk Factors – Competition Matters Related to the Merger").
(3) HACCP compliant and registered for ISO 9001:2000 quality standards for port terminal handling of grains, oilseeds and special crops.
(4) Receipts for the terminal are shown at 100%. The Company's share of these receipts is based on its throughput.
(5) Cargill Limited holds the remaining 50% ownership interest.
(6) The remaining 57.7% interest is held by SWP. (24.9%), Cargill Limited (17.0%) and James Richardson & Sons Ltd. (15.8%).
(7) This port terminal handles primarily Board Grains.

The Company has the western Canadian grain industry's largest grain handling capacity at the Port of Vancouver. The Company currently has more than sufficient capacity at the Port of Vancouver to handle all of the grains and special crops it sources in western Canada that are to be shipped through the Port of Vancouver.

Grain transported by rail from country grain elevators to a port terminal is unloaded, cleaned to export standards (if necessary) and stored, prior to being loaded onto ships. The CGC officially weighs, inspects and assesses cleaning charges on all grain that is unloaded at a terminal elevator. Dockage is removed during the cleaning process and cleaning charges are earned at this time. The material removed during the handling process is passed through a reclamation system to produce by-products. Some by-products (feed screenings and mixed feed oats) are sold "as is", and the remaining refuse screenings are pelletized and sold domestically and/or internationally as feed inputs. Revenues from the sale of by-products can vary substantially depending on the underlying values of grain commodities with which they compete.

Clean, graded grain is stored until it is required to be loaded onto a vessel. During the shipping process, the CGC officials weigh and inspect the shipment and at completion, provide a Certificate for Western Canadian Grain to the customer. The Company collects elevation charges from the shipper of the grain (CWB for Board Grains, other exporters for Non-Board Grains) when the vessel has been loaded.

As is the case with country grain elevators, port terminals have the potential to blend and mix different grades of grain to enhance the overall quality of grain and its value. The reconciliation of actual inventories to reported stocks occurs at least once every 30 months (as required by CGC regulations).

Grain Merchandising

The Company's grain merchandising business focuses on the development of domestic and export markets for grains handled by the Company. The first aspect of this business is primarily a trading function consisting of establishing relationships with farmers and end-use customers. The Company's domestic and international sales force works with end-use customers to co-ordinate the delivery of the particular type and grade of grain required by the end-use customer at a particular time. The Company has established relationships with numerous end-use customers, both domestically and internationally, including Marubeni Corporation in Japan and ADM. Agricore United, as an accredited exporter, also markets Board Grains on behalf of the CWB. Although the Company has foreign operations in the United States and Japan, it is not dependent upon these foreign operations.

The second aspect of grain merchandising is logistics. The Company's logistics capabilities permit it to utilize its network of country grain elevators and port terminals to efficiently meet end-use customers' needs. The Company co-ordinates timely transportation and delivery of required grains to the Company's strategically located elevators. The Company's logistics ability and country elevator capacity allows it to load many rail cars rapidly and move grain quickly to the port terminals in which the Company has an interest. By shipping most of its grains in multi-car blocks, the Company is able to take advantage of significantly reduced freight rates consistent with shipping greater volumes, ensuring that the Company is able to fulfil specific market needs and providing customized "just-in-time" service to end-use customers.

The final aspect of grain merchandising is risk management in respect of the Company's Non-Board Grain inventories, which generally is accomplished by hedging in commodities futures markets and managing the Company's inventory positions (see "Risk Management – Inventories").

Agricore United is also a marketer of beans and special crops. This business handles pinto, pink, great northern, small red and black beans, and operates processing plants at Taber and Bow Island, Alberta. The Company also operates a bean and lentil processing facility at Carman, Manitoba, together with the Company's marketing offices at Lethbridge, Alberta and Carman, Manitoba, and through its wholly-owned subsidiary, Demeter (1993) Inc. ("Demeter") at Ray, North Dakota, Minneapolis, Minnesota and Lewiston, Idaho. Agricore United's bean business offers flexible contracting options, agronomic advice and field support to over 450 contract bean growers across western Canada. The Company's bean and special crops business also provides producers with a source for marketing other special crops, principally edible and feed peas, chick peas, mustard, specialty oats, lentils, canary seed, sunflowers and safflowers.

Demeter also acts as a North American mustard contractor, processor and marketer. Demeter has a 15,000 metric tonne mustard seed processing facility in Minneapolis, Minnesota that cleans and processes mustard purchased from a network of growers across the Great Plains of North America for sale to consumers of yellow, brown and oriental mustards around the world. The Company also owns mustard seed processing facilities in Warner, Alberta and Melville, Saskatchewan as well as 50% of Alberta Industrial Mustard Company Limited, which produces a processed mustard product.

The Company's grain handling and merchandising earnings fluctuate in relation to the amount of grain handled and the margin earned on merchandising Non-Board Grains. The volume of grains handled impacts the Company's profitability more directly because about 54% of the grains handled are Board Grains on which set tariffs are earned.

Crop Production Services

Agricore United is the largest retailer of crop inputs in western Canada with sales of over $835 million for the 12 months ended October 31, 2005 (2004 – $754 million) from about 200 locations, including 106 stand-alone crop production centres.

The Company's crop production services business provides farmers with crop nutrition products, crop protection products, seed, agronomic services and other crop production products through the Company's network of country grain elevators and stand-alone crop production centres. Product distribution is supported by a series of three central warehouses located in Manitoba, Saskatchewan and Alberta registered to ISO 9001:2000 standards. The Company's crop input sales have remained strong, even through recent difficult years for the western Canadian agricultural industry.

The Company's crop production services include providing extensive agronomic information enabling customers to make informed crop input decisions, offering customized application of products and arranging for financing for customers purchasing crop inputs from the Company (see "Financial Markets & Other Investments – Financial Markets – Agricore United Financial and Unifeed Financial").

Crop Nutrition Products

Agricore United is a major distributor of fertilizers in western Canada. The Company also has an investment in fertilizer manufacturing, and access to a stable source of fertilizer supply, through its indirect minority interest in Canadian Fertilizers Ltd. ("CFL"). The Company owns 57% of Western Cooperative Fertilizers Ltd. ("Westco"), a co-operative, that, in turn, owns a 34% interest in CFL.

CFL manufactures fertilizers at a world-scale urea and ammonia plant in Medicine Hat, Alberta and supplies about one-third of the needs of Westco's members and customers. Westco has the right to purchase nitrogen fertilizers from CFL at cost under the Members Nitrogen Agreement ("MNA") and sells nitrogen and other fertilizers to the Company and others on a wholesale basis. The MNA has an indefinite life subject to a rolling one-year cancellation notice period. Westco is a co-operative and its income is allocated to its members based on patronage.

The Company distributes fertilizer throughout western Canada through its network of country grain elevators and crop production centres. Fertilizer is a commodity that is sold on an unbranded basis. Typically, fertilizer is purchased in standard or "straight" grades and blended by Westco or the distribution facility to meet the various specific nutrient requirements of the customer. These requirements vary depending on a number of factors, including past fertilization practices, natural soil fertility and crop rotations. Requirements are determined through soil sampling and analysis. Competitive prices and the ability to secure a stable source of supply are key competitive factors. The Company minimizes its overhead costs by selling crop nutrition products and services through its existing country elevator and farm service centre network and is able to utilize Westco as a stable, cost-effective source of supply. The western Canadian retail market for fertilizer amounts to approximately $1.8 billion annually. The Company estimates its share of this market is about 22%.

Crop Protection Products

Agricore United is a significant distributor of crop protection products in western Canada. The Company offers over 290 crop protection products including weed control, insecticides and seed treatment. The Company owns or leases three chemical distribution warehouses across western Canada and retails chemicals through its network of country grain elevators and crop production centres. While most crop protection products are sold directly to farmers through the Company's retail distribution network, the Company in some cases also provides custom application services using equipment owned or leased by the Company. Agricore United complies with the environmental protection standards of the Agricultural Warehousing Standards Association (the "AWSA") through its network of the AWSA compliant warehouses at most of its country grain elevators and farm service centres, representing about 620,000 square feet of storage in the aggregate.

While older products continue to be replaced with improved ones, the overall size of the $1.2 billion market for crop protection products in western Canada has not grown significantly in recent years. The Company estimates that its share of this market is about 23%. The major grain handling companies and independent retailers compete in this segment. Increasingly stringent environmental protection requirements imposed by AWSA and similar warehousing standards for the storage of crop protection products have discouraged fragmentation in the industry segment beyond what already exists.

Seed

Agricore United's varietal seed business growth has been fuelled by a combination of better seed varieties resulting from scientific advances, legislation granting proprietary rights to breeders that develop new seed varieties, and educational and marketing programs, increasing awareness and demand for varietal seed.

Agricore United is one of the largest distributors of seeds in western Canada, with numerous proprietary and publicly available seed varieties. The Company is involved in varietal seed development through several strategic alliances or other arrangements with leading breeding companies. The Company also expends about $4 million per year on the development of varieties of wheat, malt barley, oats, Linola and other seed products. Following the registration and approval of a particular variety by the Canadian Food Inspection Agency, the Company brings the new seed product into commercial production. The Company's business strategy continues to focus on retail distribution of seed while continuing to access seed technology through new and existing strategic relationships.

Livestock Services

The Company is engaged in the livestock services industry with the manufacture and marketing of livestock feed products under the trade names Unifeed™, Hart Feeds™ and Vertech Feeds™ as well as through its complementary Unifinance secured financing programs and Unipork commercial hog program. The Company also arranges for financing for livestock services customers purchasing feed from the Company (see "Financial Markets & Other Investments – Financial Markets – Agricore United Financial and Unifeed Financial"). The Company's livestock feed business typically provides higher margins than its grain handling and merchandising business.

Since 1993, when the Company embarked upon a major restructuring of its livestock services business operations, its livestock feed manufacturing has seen significant growth. This increase is attributable, in part, to the acquisition of Hart Feeds in 1995, the acquisition of Unifeed Chilliwack (formerly Pro Form Feeds, a division of Agro Pacific Industries Ltd.) in 2001, the completion of a replacement feed mill in Olds, Alberta in 2000, the acquisition of Vertech Feeds Ltd. in 2004, the completion of a replacement feed mill near Edmonton, Alberta in 2004, and the expansion and modernization of the Company's remaining feed mills. On November 1, 2005, the Company amalgamated its wholly owned subsidiaries, Unifeed Limited and Hart Feed Limited, under a Plan of Arrangement. Immediately thereafter, the amalgamated company was liquidated and dissolved, and all the assets and liabilities of the combined company were transferred to the parent corporation.

The Company produces complete feeds and supplements at eight feed mills and two pre-mix manufacturing facilities. The eight feed mills and the two pre-mix facilities comply with all federal regulations and are HACCP certified or compliant.

The following table sets out information regarding the Company's feed mills and pre-mix facilities:

Name and Location	Current Volume[(1)]	Nominal Capacity[(1)]
Unifeed Chilliwack, British Columbia	224,252	225,000
Unifeed Armstrong, British Columbia[(2)]	55,694	70,000
Unifeed Edmonton, Alberta[(2)]	100,583	150,000
Unifeed Edmonton Premix, Alberta	13,027	15,000
Unifeed Olds, Alberta[(2)]	93,211	200,000
Unifeed Lethbridge, Alberta[(2)]	334,620	250,000
Unifeed Red Deer, Alberta[(2)(3)]	23,765	50,000
Unifeed Somerset Premix, Manitoba	1,778	4,000
Unifeed Carman, Manitoba	48,192	90,000
Hart Feeds, Manitoba	86,454	90,000

(1) Metric tonnes. For the 12 months ended October 31, 2005.
(2) Includes grain and feed ingredients brokered on behalf of customers.
(3) Operates as Vertech Feeds.

The Company's livestock feed products generally are delivered in bulk to farmers by truck directly from the feed mills or pre-mix facilities. In addition, the Company distributes smaller quantities of bagged feed products through Company-owned retail outlets at most of the Company's feed mills and pre-mix facilities and through independent dealers located primarily in Alberta and British Columbia.

The Company sells its livestock feed products and derives additional revenue from interest and financing fees in connection with its Unifinance secured financing programs. Under these programs, the Company provides secured financing to credit-worthy livestock operations for purchases of livestock, feed inputs, capital investments and credit consolidation. Borrowers under the Unifinance secured financing programs are required to purchase their livestock feed product requirements from the Company. As at October 31, 2005, the Company had approximately $20 million invested in such secured financing arrangements.

The Company also sells its livestock feed products, commercial swine feeder pigs and brokers hogs under its Unipork commercial hog program. Under this program, the Company offers the opportunity for operators of sow farms (which raise pigs to 18 or 50 pounds), nursery farms (which grow pigs from 18 to 50 pounds) and hog finisher farms (which grow pigs from 50 pounds to commercial weights) to stabilize cash flows through the market cycle by providing the producer with a financing program which provides a stable market price for their products under revolving contracts with minimum terms of six years. These contracts are automatically extended, if necessary, until all amounts paid to the operator as a result of the cash flow management mechanism are repaid to the Company. Producers participating in the Company's hog cash flow stabilization program are required to purchase their livestock feed product requirements from the Company. During the 12 month period ended October 31, 2005, approximately 1.1 million market hogs were raised and approximately 161,734 metric tonnes of feed products were sold, under this program.

In addition, the Company has a 32% ownership interest in The Puratone Corporation ("Puratone"), a company engaged primarily in commercial hog production and complete feed production. Puratone produces over 500,000 commercial hogs each year and manufactures approximately 250,000 metric tonnes of feed in 4 locations.

Financial Markets & Other Investments

Financial Markets

Agricore United Financial and Unifeed Financial

Through Agricore United Financial, the Company acts as an agent for a Canadian Schedule I chartered bank that extends unsecured trade credit at competitive rates to customers of the Company's crop production services business. The sale of crop inputs peaks in May, June and July as new crops are sown, with a significant portion being credit sales. Payment terms typically extend to October 25 of the same year and February 25 of the following year to coincide with settlement from the proceeds of crops harvested and delivered into the country elevator system. As a result, eligible customers benefit from financial products that accommodate their cash flow requirements and provide a broader range of financing options than were previously offered by the Company. The Company continues to directly manage the customer relationship and receives an agency fee for performing front-end credit review and management services. During the 2005 fiscal year, the approved credit offered under this financing vehicle exceeded $1 billion with customer usage peaking at $398 million at June 30, 2005. As a result, the Company's short-term borrowing requirements have been significantly reduced.

In December 2003, the Company together with the same Canadian Schedule I chartered bank introduced a new financial product to customers of its livestock services business under the brand name Unifeed Financial. Unifeed Financial offers secured loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. During the 2005 fiscal year, the approved credit offered under this financing vehicle exceeded $45.8 million with customer usage peaking at $22 million at October 31, 2005.

Under these programs, the Company expects to continue to reduce the amount of credit or credit support it directly provides to farmers in connection with its crop production and livestock services businesses. As a result, the Company benefits by reducing its borrowings to finance customer purchases thereby lowering financing costs. Sales financed by Agricore United Financial are immediately funded and essentially represent "cash sales" to the Company.

Foreign Exchange Trading

As a significant portion of the Company's net revenues are effectively denominated in U.S. dollars, the Company uses forward exchange contracts and options to hedge this exposure. It is impossible to be completely hedged against foreign exchange movements because of the size of forward exchange contracts and the timing of receipt of hedged currencies. Since the mark to market of net forward exchange contracts impacts earnings, the

Company maintains an internal policy imposing strict limits on the amount of net forward exchange contracts owned by the Company at any given time.

Other Investments

Agricore United also has interests in a number of complementary businesses and investments related to the western Canadian agricultural industry, primarily the Company's ongoing equity interests in an insurance company and insurance brokerage firm.

Competition

The agricultural businesses that the Company serves are global and competitive, with commodity prices determined by global supply and demand and other factors beyond the Company's control. Although one of Canada's leading agri-businesses, the Company is a relatively small participant in the global agricultural industry.

The western Canadian agricultural business is also highly competitive. However, with respect to the Company's three principal business activities, it is western Canada's largest grain handling and merchandising company by volume, western Canada's largest crop production services provider and one of western Canada's largest manufacturers and suppliers of livestock feed products.

The Company estimates that its grain handling and merchandising business accounts for approximately 34.5% of the western Canadian grain handling industry. The Company's grain handling and merchandising business has numerous competitors including SWP, James Richardson International (Pioneer), Cargill Incorporated, Paterson GlobalFoods Inc., Parrish & Heimbecker Limited, Louis Dreyfus, and other smaller companies. Unlike a number of the Company's competitors, the Company's elevators are geographically dispersed across western Canada broadening its access to the market, the variety of grains it can source and minimizing its risk from poor weather in particular regions. The Company believes the principal factors on which its grain handling and merchandising business competes are price and service. The Company believes that it competes favourably on these factors.

The Company's crop production services business competes against other grain handling companies, international seed companies and numerous independent retailers in supplying crop nutrition products, crop protection products and seed to farmers. The marketing of a variety of distinctive new seed products sold under the Proven Seed brand, combined with attractive contracting and financing programs and crop management services offered to farmer-customers, differentiate the products and services provided by the Company.

The Company's livestock services business competes with public and private grain and feed companies and independent retailers, including the other five major firms operating in more than one province in western Canada, which are: Cargill Limited (Nutrena Feeds), Federated Co-operatives Limited, Maple Leaf Foods Inc. (Landmark Feeds), Masterfeeds and Ridley Canada Limited (Feed Rite). Competition is strong and there is ongoing consolidation of the industry through mergers, acquisitions and mill shutdowns.

Employees

At October 31, 2005, the Company employed 2,800 full-time equivalent staff, a reduction of 807 full-time equivalent staff since the completion of the Merger and an increase of 12 full-time equivalent staff over the same time last year.

The number of the Company's employees employed in each of its principal businesses is as follows: grain handling and merchandising – 1,100; crop production services – 1,155; and livestock services – 286.

Approximately 12% of the Company's employees are unionized. The following table sets out information regarding the Company's principal unionized labour group units as at October 31, 2005:

Employee Group	Location	Employees	Union	Agreement Expiry Date
Port terminal services	Vancouver, BC	237 (1)	Grain Workers Union	December 31, 2005
Port terminal services	Thunder Bay, Ontario	69	United Steelworkers of America	January 31, 2006
Feed mill	Armstrong, BC	16	International Union of Operating Engineers	November 20, 2007
Seed plant	Edmonton, Alberta	10	United Food and Commercial Workers	March 31, 2007

(1) Includes 84 employees employed by Cascadia Terminal. The Company owns 50% of Cascadia Terminal.

Negotiations between the Grain Workers Union in Vancouver and the Vancouver Terminal Elevator Association (in which all Vancouver grain terminal operators, including the company, are members) are proceeding.

Agricore United is committed to upholding the principles of employment equity and operating in compliance with Canada's *Employment Equity Act.* In addition to its legal obligation, the Company recognizes a moral obligation to treat all individuals fairly and with respect. The Company believes it benefits from having a diversified workforce as each individual's background and experience adds unique perspectives and skills to the Company's operations.

Agricore United's Code of Business Conduct provides rules and guidelines for individual employee behaviour including: complying with all applicable laws, regulations and company policies; performing work duties and conducting business relationships with integrity, honesty and fairness; avoiding all conflicts of interest; fostering a work environment based on trust, respect and open communication; maintaining a safe and secure workplace; protecting the environment; sustaining a workplace culture defined by ethical conduct; and aligning activities to support the Company's corporate values. Employees in key positions are required to annually renew their certification of compliance with the Code of Business Conduct. All other employees are required to certify upon employment and to re-certify as circumstances change.

Environmental Regulation

The Company is subject to extensive federal, provincial and municipal environmental, health and safety laws and regulations relating to air emissions (*e.g.*, grain dust), wastewater discharges, the use, handling, storage and disposal of hazardous substances (*e.g.*, pesticides and fertilizers), and the remediation of contamination. The Company believes that its operations are currently in substantial compliance with all such material laws and regulations and that it has in place environmental and occupational health and safety management systems to facilitate such compliance. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits.

The Company's current and former operations are also subject to environmental remediation laws that can impose liability for the cost of the remediation of contamination in connection with such operations. Other than with respect to Westco discussed below, the Company is not aware of any environmental liability that is expected to have a material adverse effect on its business, results of operations or financial condition. The Company's majority-owned subsidiary, Westco, is responsible for the decommissioning, remediation and reclamation costs of two of Westco's former fertilizer production facilities in Calgary and Medicine Hat, Alberta. In 1995, based on an independent environmental consultant's report, Westco reported a $61.5 million charge against earnings for estimated decommissioning, remediation and reclamation costs at such facilities. In June 2000, Westco, with the assistance of independent environmental consultants, developed conceptual reclamation plans for such facilities based on environmental site assessments, site-specific risk data and currently available technologies. Based on these more detailed plans, Westco developed an updated cost estimate of a base case of $51 million (which included potential remediation liability associated with a portion of the Calgary site that Westco leases to Earth Science Extraction Company), resulting in a $10.5 million reduction to the 1995 provision. In October 2001, an independent environmental consultant estimated that Westco's $51 million cost estimate might be $3 million higher with respect to long-term monitoring costs at the facilities and the remediation of the Earth Sciences Extraction Company leased site, for a total of $54 million. It was the independent environmental consultant's opinion that Westco's alternate case total that was developed in June 2000 of $70.1 million represented a low probability, conservative outcome. The asset retirement obligation at October 31, 2005 was $17.4 million and Westco expects to expend about $4.9 million over its fiscal year ending June 30, 2006. Agricore United has provided for its proportionate share of Westco's expected environmental liability. The Company recorded a further provision of $5 million for other long-term liabilities in connection with the Merger to provide more fully for its proportionate share of this and other similar potential liabilities.

The Company anticipates increased expenditures of both a capital and an expense nature as a result of increasingly stringent environmental, health and safety laws and regulations, as well as increased enforcement of such laws and regulations. Based on its understanding of existing and proposed environmental, health and safety laws and regulations, the Company does not believe that such increased expenditures will have a material adverse effect on the Company's earnings and competitive position. The Risk Review Committee of the board of directors of the Company reviews and monitors the management of the Company's environmental and employee health and safety risks.

Risk Management

In the conduct of its business, the Company faces a number of significant risks, including those related to variations in grain handling volumes, adverse movements in the price of Company-owned grain inventories, environmental, health and safety risks, foreign currency positions (primarily denominated in U.S. dollars), as well as the risk of catastrophic losses on inventories and facilities from fire and other perils. The Company's Corporate Risk Management Committee (comprised of the Chief Executive Officer, Chief Financial Officer, Chief Risk Officer and other senior managers), under the oversight of the Risk Review Committee of the board of directors of the Company, monitors its exposure to risk.

Enterprise Risk Management

In fiscal 2002/2003 Agricore United began implementing a formal Enterprise Risk Management (ERM) process with the goal of identifying and evaluating risks that threaten the achievement of organizational strategic goals and objectives. ERM helps eliminate inefficiencies built into managing risk within individual decisions or business segments. This allows Agricore United to make efficient risk transfer and risk control decisions that are consistent and take into account the portfolio effects and natural hedges that exist between the Company's different business units. Agricore United has developed a framework that helps business units identify, evaluate and assess risk for further action. The company's ERM process continues to evolve and assists Agricore United in complying with the latest in governance requirements.

Insurance

On January 1, 2003, the Company instituted an agreement for a grain volume insurance program commencing with the 2003/2004 crop year through the 2005/2006 crop year. In January 2004, the Company also entered into a new integrated insurance program that covers the business and assets of the Company and provides supplemental grain volume insurance in addition to the coverage provided by the grain volume insurance program described above. The integrated program includes a $20 million finite insurance layer which the Company will have completed funding by February 2006. The Company also purchases a variety of other insurance coverages (automobile, marine cargo, charterers' liability and environmental liability insurance) through a subscription of underwriters arranged through various brokers. Further, the Company carries insurance coverage for its directors and officers and for fiduciary responsibilities under employee benefit programs. Other insurance agreements include a variety of surety bonds, certain professional errors and omissions coverage and other specific insurance to address identified risks or to meet statutory and regulatory requirements. The Company also arranges the insurance coverage for its joint venture companies where it has that administrative responsibility.

Inventories

Approximately 54% of the grain handled by the Company are Board Grains. Since the Initial Price paid by the Company to farmers on behalf of the CWB is reimbursed in full, together with a recovery for financing charges incurred, the resulting amounts due to the Company for Board Grain inventories purchased on behalf of the CWB are not generally subject to price fluctuation.

The Company is subject to the risk that it may handle Board Grains in a manner that results in physical loss, a loss of grade or that the price relationship between or within grades may change mid-year. In such circumstances, the Company may revise the grades of grain recorded as its inventory by the CWB prior to any price change between grades. These adjusted grades then become the basis for the calculation for the price change. The CWB may make price changes between grades within 45 days of the Company's report. This limits risk to activity for the 45 days. Other than in these circumstances, the Company is fully protected by the CWB for changes in the general level of prices for Board Grains.

Where practicable, purchases of Non-Board Grains for the Company's own account are hedged against future sales contracts or on regulated futures markets utilizing futures contracts. The Company is a member of the Winnipeg Commodity Exchange where futures contracts are traded in certain Non-Board Grains. The Company also utilizes other regulated futures markets, such as the Chicago Board of Trade, from time to time as required and utilizes the services of members of those exchanges for a fee.

It is impossible to be completely hedged against Non-Board Grain price movements because of the size of futures contracts and time constraints. The Company maintains an internal policy imposing strict limits on the amount of hedgeable Non-Board Grain inventory owned by the Company at any given time. As a result, the degree to which the Company is at risk for its own hedgeable Non-Board Grains at any time is relatively small and poses no material risk to the Company.

Certain commodities traded for the Company's account, such as mustard and forage crops, cannot be hedged on a futures market, as no regulated markets exist for these commodities. Wherever practicable, margins between purchase price and sales price are locked in by "back-to-back" buying and selling.

Environmental, Health and Safety

Environmental protection and employee safety and health are core values recognized and supported by the Company. The Company actively supports these areas by integrating the essential principles and practices through its Environmental Management Systems and Employee Occupational Safety and Health Programs. The Company ensures policies and procedures are fully integrated with and within all operating units by advising and educating staff, customers, suppliers and contractors in the safe use, transportation, storage and disposal of products and materials. The Company promotes and enhances safety and environmental awareness and protection through the implementation and communication of the Company's Environmental Management and Employee Occupational Safety and Health Programs policies and procedures. Effective committee structures are established in all operating divisions to allow for employee participation and development of Company policies and programs which provide employees with job orientation, training, instruction and supervision necessary to assist them in conducting their activities in an environmentally responsible and safe manner. Environmental protection standards are integrated into the design, construction and development of buildings, processes and properties and upon termination of activities at any site and the Company exercises responsible decommissioning practices.

The Company develops emergency response teams and preparedness plans in conjunction with local authorities, emergency services and the communities it operates in to ensure prompt response to an environmental incident should it arise. Environmental assessments are undertaken for new projects or when acquiring new properties or facilities to identify, assess and eliminate environmental risks and operational exposures. The Company conducts audits of operations to confirm compliance with internal standards and to stimulate improvement in practices where needed. Accurate documentation is maintained to support internal accountability and measure operational performance against recognized industry indicators to ensure the objectives of the policies and programs are achieved.

The Company also faces environmental, health and safety risks in the normal course of its operations due to the handling and storage of hazardous substances such as fertilizers and crop protection products (*e.g.*, insecticides and herbicides). The Company's environmental and occupational health and safety management systems are designed to identify, prevent, and control such risks in all of the Company's business operations and ensure immediate action is taken to mitigate the extent of any environmental, health or safety impacts from such operations. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits. The Company's crop protection product warehouses have also been audited and conform to the AWSA's standards for crop protection product warehouses.

Foreign Exchange Risks

A sizeable portion of the sales of the Company's own inventories of Non-Board Grains and terminal by-products (screenings and manufactured pellets) are sold into export markets and such transactions are denominated primarily in U.S. dollars. The Company hedges substantially all foreign currency transactions by using forward exchange contracts.

Seasonality

The Company's earnings follow the seasonal activity pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services' products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

Proposed Multilateral Instrument 52-111("MI 52-111") – Reporting on Internal Controls over Financial Reporting

On February 4, 2005 the Canadian Securities Administrators ("CSA"), with the exception of the British Columbia Securities Commission, published instruments setting out proposed internal control measures for TSX listed issuers and modifying certification requirements for all publicly traded issuers. The objective of the proposals is to improve the quality and reliability of financial statements and other continuous disclosure by reporting issuers. Under the proposed instrument, the Company would be required to report on Internal Controls over Financial Reporting at the earliest in respect of financial year ending October 31, 2007. Any material misstatements on Internal Controls identified by the Company and/or its auditors would result in disclosure of those misstatements. The Company has expended significant time and resources to ensure compliance with the proposed MI 52-111. An initial documentation of Internal Controls has been completed, and consideration for evaluation is continuing. The Company is confident that it will be in full compliance with proposed MI 52-111.

RISK FACTORS

The following factors presently known to management of the Company could reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

Weather Conditions

Weather conditions are a significant operating risk affecting the Company. Poor weather conditions (whether too dry or too wet) may adversely affect farm output which, in turn, may adversely affect volume-related revenues earned by the Company's grain handling business in respect of both Board Grains and Non-Board Grains. Reduced grain volumes resulting from poor weather conditions may, in turn, affect the volumes and sales mix of crop production inputs sold by the Company and the revenues and profitability of the Company's other businesses because of the resulting pressure on farm incomes. Reduced grain handling, crop production input sales or other business revenues or profits resulting from poor weather conditions may have a material adverse effect on the Company's results of operations, business, prospects and financial condition, depending on the severity, duration and geographic area affected by the poor weather conditions.

On December 7, 2005, Statistics Canada estimated Canadian production of major grains for the 2004/2005 crop year increased to 56.5 million metric tonnes from 54.3 metric tonnes in 2003/2004. Production in Western Canada is estimated to increase to 53.3 metric tonnes, with higher yields accounting for the majority of the increase and offsetting the effect of unseeded or damaged acres in Manitoba due to excessive moisture from May to mid-July. AAFC reported the quality of the wheat and barley crop, although improved from 2004, was reduced by the wet harvest conditions, with a below normal proportion in the top grades. At the same time, AAFC also reported oilseed quality as good. Aside from production estimates, industry grain shipments are affected by the amount of production sold directly off farm to domestic markets, the degree to which production will be retained in on-farm inventory and the supply of railcars. However, the actual increase, if any, in grain handling volumes may be less than indicated by Statistics Canada's estimates, and the effect on the Company's earnings may be worse than the Company estimates. Any decline in grain handling volume resulting from poor weather in future periods may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

In an effort to mitigate the risk of poor weather, the Company concluded an agreement for a grain volume insurance program for crop years 2003/2004 to 2005/2006 (see "Business of the Company – Risk Management – Insurance") and incorporated additional coverage for reduced grain volumes in its three year integrated insurance program implemented effective January 1, 2004 (see "Business of the Company – Risk Management – Insurance"). There can be no assurances that the coverage provided by the insurance programs will sufficiently offset any revenue reductions resulting from declines in grain handling volumes and which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Agricultural Commodity Prices

Prices of agricultural commodities are influenced by a variety of unpredictable factors which are beyond the control of the Company, including weather, planting intentions, government (Canadian and foreign) farm programs and policies, changes in global demand resulting from population growth and higher standards of living, and global production of similar and competitive crops. Grain and oilseed prices have recently been depressed, primarily as a result of foreign government subsidies and trade barriers. As at September 2005, farmers received prices for crops that were 17.9% below levels in September 2004, continuing the downward trend in year-over-year price changes since the summer of 2003, according to the Farm Product Price Index. Farmers received lower prices for grains, oilseeds, potatoes, special crops and vegetables. Grain and oilseed prices were lower as large supplies, anticipated increased production of oilseeds and the strong Canadian dollar continued to weigh on prices. The value of the Canadian dollar rose 9.4% between September 2004 and September 2005. Grain and oilseed prices are a chief determinant of farm income levels and influence farmers' decisions regarding total planted acreage and the types of crops grown. Historically, farmers have tended to react to lower agricultural commodity prices by rotating crops or reducing expenditures on crop production inputs and other farm-related expenditures. As a result, lower or fluctuating commodity prices can affect the Company's sales mix, handling volumes, level of crop production input sales and revenues and profitability of the Company's businesses, which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The Company also faces the risk of commodity price declines on Non-Board Grains or higher than anticipated execution costs during the period between the purchase of such grains from producers and the sale of such grains by the Company. The Company may not completely hedge this exposure to such commodity price declines because of, among other things, the size of the forward contracts that would be involved and the fact that no regulated futures market exists for certain of the special crops handled by the Company. To the extent it is not practicable for the Company to fully hedge its exposure to commodity price declines relating to its merchandising of Non-Board Grains, agricultural commodity price declines may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Financial Leverage

The total long-term debt (including current portion) of the Company as at October 31, 2005 was $323 million and total short-term indebtedness was $201 million, offset by cash and cash equivalents of $37 million. The Company's leverage ratio (net funded debt to capitalization) as at October 31, 2004 of 45.3% was reduced to 43.1% as at October 31, 2005. The Company's financial leverage poses risks to the Company, including the risk that the Company may not generate sufficient cash to service the debt and to adequately fund the Company's operations and sustaining capital expenditure program. The Company's scheduled principal repayments for the twelve months ended October 31, 2005 were $39.3 million, including $1.3 million in scheduled principal repayments by non wholly-owned subsidiaries and joint ventures. The Company's interest costs for the year ended October 31, 2005 were $49.9 million. Debt service requirements in future periods could be higher, depending on interest rates and debt levels. If the Company's cash flow is not sufficient to service its debt and adequately fund its business, it may seek additional financing, dispose of assets or seek to refinance some or all of its debt. There is no assurance that any of these alternatives could be affected on satisfactory terms or at all. In addition, the Company's financial leverage could impair its ability to obtain additional financing in the future, which may reduce the Company's flexibility to respond to new business opportunities or changing business and economic conditions and may make it vulnerable in the event of a downturn in its business.

Additional Funding Requirements

The Company may require additional funding beyond the short and medium term, and there is no guarantee that such funding will continue to be available to the Company on terms acceptable to the Company or at all. In March 2005, the Company renewed its revolving credit facility with a syndicate of nine banks. The revolving facility now has a seasonal limit of $475 million between January 1st and May 31st, $300 million between June 1st and August 31st and $425 million between September 1st and December 31st. The availability of any additional funding will depend on a number of factors, including the Company's future financial performance.

As a result of the introduction of a new insurance program to provide security to the CGC, the Company no longer uses letters of credit to satisfy this regulatory requirement, resulting in a $42.6 million increase in available credit over the prior year. The Company had $56.6 million in letters of credit outstanding as at October 31, 2005. As a result, the Company's available uncommitted short-term revolving credit facility at October 31, 2005 was $159.9 million.

International Trade and Political Uncertainty

The world grain market is subject to numerous risks and uncertainties, including risks and uncertainties related to international trade and global political conditions which can affect Canada's ability to compete in the world grain market and importing countries' ability to purchase grains and oilseeds. These factors affect Canada's export levels of both Board Grains and Non-Board Grains that, in turn, affect the Company's grain handling volume. In addition, high levels of subsidies, especially by the U.S. and the E.U., and tariff and non-tariff barriers to support domestic production currently affect international agricultural trade. Such subsidies and tariffs interfere with normal market demand and supply forces and generally put downward pressure on agricultural commodity prices.

The U.S. has delayed the concept of "Country of Origin" labelling ("COOL") for meat and other fresh food commodities for two years beyond the original proposed implementation date of September 30, 2004. Since Canada's capacity to finish some livestock for market and its slaughter capacity are limited, reduced export shipments could either restrict growth or lead to a contraction of production of livestock in Canada. Market resistance in the U.S. to product labelling other than "Product of USA" could also lead to pricing differentials on products raised and/or processed in Canada and negatively impact producer margins. Contraction of the Canadian livestock market or curtailment of growth could adversely impact the Company's sales of and margins on livestock feed products, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition. In April 2005, a U.S. Bill was introduced which would convert mandatory country of origin labelling for meat to a voluntary program. While the delay in implementation of COOL may improve livestock producers' access to the U.S. in the coming months, there can be no assurances that COOL will not adversely affect Canada's livestock sector in the longer term.

The Canadian International Trade Tribunal dismissed a motion by the Animal Industry Corn Users (AICU), thereby allowing the Canada Border Services Agency's anti-dumping and countervailing duty investigations of unprocessed grain corn from the U.S. to continue. The preliminary decision on anti-dumping and subsidizing is expected to come from the Canadian Border Services Agency on December 16, 2005. Members of the AICU believe that proceeding in the anti-dumping case could have adverse effects on corn users, and corn growers.

Competition

Competition in the industries in which the Company operates is strong. The Company is a relatively small participant in the global agricultural industry. Certain of the Company's international competitors may have greater financial and capital resources than the Company. Competition in the grain handling industry in western Canada continues to grow as a result of the expansion of historical participants and the relatively recent addition of several entrants. In addition, there is shipping overcapacity in the grain handling industry as a result of the industry trend to replace conventional country grain elevators with high throughput country grain elevators. Increasing competition in respect of the Company's other businesses is being fuelled by increasing competition in the international grain and oilseed markets in which the Company's customers participate. Further deregulation of Canada's grain handling industry and rail transportation system may further stimulate competition in these industries.

Domestic Regulation

Canada's grain industry and rail transportation is highly regulated. Under the *Canadian Wheat Board Act*, the CWB is established as the central selling agency for the export of wheat and barley and the sale of domestic wheat and barley for human consumption grown in western Canada. Since Board Grains accounted for approximately 54% of the grain handled by the Company for the year ended October 31, 2005, the size and scheduling of CWB's export program can significantly affect the quantity and timing of the Company's grain handling volumes.

Although Canada's grain handling and rail transportation system continues to be highly regulated, recent reductions by the CWB in the percentage of CWB grain tendered to grain handlers in favour of increased rail car allocation represents a return to a less commercial freight forwarding system and may adversely impact the competitive environment within western Canadian agriculture and consequently the Company's results of operations, business, prospects and financial condition (see "Business of the Company – Western Canadian Agricultural Industry – Western Canadian Grain Handling Industry – The Canadian Wheat Board").

Environmental Risks

The Company is subject to extensive federal, provincial and municipal environmental, health and safety laws and regulations. Failure to comply with such laws or regulations can subject the Company to significant liabilities, including fines and penalties. Although the Company believes that it is in substantial compliance with all material environmental, health and safety laws and regulations, there can be no assurance that the Company will not experience difficulties with its efforts to comply with such laws and regulations as they change in the future or that the Company's continued compliance efforts will not have a material adverse effect on the Company's results of operations, business, prospects and financial condition. The Company also anticipates increased expenditures of both a capital and an expense nature as a result of increasingly stringent laws and regulations relating to the protection of the environment and occupational health and safety.

The release of hazardous substances (*e.g.*, pesticides, fertilizers and fuels) on or from properties previously or currently owned, leased, occupied or used by the Company or as a result of the Company's operations has resulted, and could further result, in the requirement to investigate, control and/or remediate such releases. For example, Westco is responsible for decommissioning, remediating and reclaiming two of its former fertilizer manufacturing facilities (see "Business of the Company – Environmental Regulation"). While the estimated costs of such decommissioning, remediation and reclamation have been provided for as an asset retirement obligation for the purposes of Westco's financial statements, the actual costs may exceed such estimates which may materially reduce the value of the Company's investment in Westco. The presence or release of hazardous substances could also have a material adverse effect on the Company's ability to sell its interest in its properties or could lead to claims by third parties as a result of the release of such substances.

Diseases and Other Livestock Industry Risks

The Company's investment in the livestock industry is subject to the risks of disease, feed grain commodity price fluctuations, foreign currency fluctuations, competition from present and future industry participants, public concerns over the environmental impact of large-scale hog production, public concerns over BSE and avian flu and any new environmental food inspection agency regulations that may result from such concerns. Swine diseases can have a debilitating effect upon a herd's productivity and make it more difficult to sell the offspring. If western Canada's livestock industry was affected by an outbreak of reportable disease, exports of meat and livestock could be halted and sales of the Company's livestock feed products could be materially adversely affected, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The western Canadian livestock industry's prospects improved in the past year, primarily due to the anticipated opening of the US border to live cattle under the age of 30 months announced on July 15, 2005. On December 12, 2005, Japan announced the easing of bans on imports of Canadian beef under 21 months of age. The resumption of the international export of live cattle and calves was the main contribution to the increase in the overall livestock receipts. The manufacture of feed for beef cattle represents less than 20% of the Company's total feed business. Receipts for hog producers declined, mainly due to lower slaughter prices. The Company also provides marketing services to swine producers, brokers the sale of hogs to various stages of the finishing process and has an investment in the Puratone Corporation, one of the largest swine producers in Manitoba.

Avian Flu continues to be a concern. A strain of Avian Flu discovered on a poultry farm in British Columbia led to a culling of all poultry on the farm in November 2005 and a temporary ban by the U.S., Japan, Taiwan and Hong Kong on B.C. poultry from the effected farm and surrounding area. On December 10, 2005, the Canadian Food Inspection Agency announced that 21 days of testing had not turned up any sign of disease on the 80 chicken and duck farms that had been quarantined. The manufacture of feed for poultry represents approximately 31% of the Company's total feed business.

The broader effect of any residual export restrictions on the livestock industry as a whole, overall farm incomes and any subsequent impact on producer purchasing power remains uncertain and there can be no assurances that any residual export restrictions or the introduction of additional restrictions will not have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Acceptance of Genetically Modified Products

Agricultural and food products handled and processed by the Company include genetically modified crops. The commercial success of these products will depend in part on domestic and foreign government and public acceptance of the cultivation, distribution and consumption of genetically modified products. If domestic or foreign government regulation or public attitudes were to substantially reduce the demand for genetically modified products, the Company's grain handling volumes could be adversely affected, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Labour Disruptions

Labour difficulties have arisen and may in the future arise at one or more of the Company's facilities or at other companies or government departments or agencies on which the Company depends for transportation or other services, such as the railway companies, the CGC or the CWB. Any such labour difficulties could have a material adverse effect on the Company's results of operations, business, prospects and financial condition. In addition, the Company is subject to stringent and comprehensive labour laws and regulations in the jurisdictions in which it operates. Such regulations may become more stringent and comprehensive and result in modifications to the Company's facilities or practices involving additional costs.

Dependence on Key Personnel

The Company's future business, financial condition and operating results depend, in part, on its ability to attract and retain certain key personnel. Competition for highly skilled and other technical personnel is intense. There can be no assurance that the Company will be able to hire and retain such personnel at compensation levels consistent with the Company's existing compensation and salary structure. The Company's future business, financial condition and operating results also depend on the continued contributions of certain of the Company's executive officers and other key management and technical personnel, certain of whom would be difficult to replace. The loss of the services of one or more of the Company's current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Technological Advances

If the Company fails to access new technology (including seed technology) and to continually upgrade its information technology, facilities and processes to reflect technological advances, such failure would negatively impact the competitive position of the Company's businesses, which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Credit Risk

Trade receivables generally comprise a significant amount of the Company's outstanding accounts receivable. The Company provides financing to some purchasers of crop production inputs directly rather than through Agricore United Financial. Despite the recent introduction of Unifeed Financial, the Company continues to provide financing to certain purchasers of feed and livestock under its Unifinance secured trade credit program. The Company has also provided certain limited indemnifications to the Canadian Schedule I chartered bank providing credit through Agricore United Financial and Unifeed Financial. As a result, the Company is exposed to the credit risk associated with certain of its customers. Any failure of a significant portion of such customers to fulfill their obligations to the Company on a timely basis, or at all, may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Foreign Exchange Risk

A significant portion of the Company's inventories of Non-Board Grains and terminal by-products (screenings and manufactured pellets) are sold into export markets and such transactions are denominated primarily in U.S. dollars. As the Company's operations are almost entirely based in Canada, the bulk of its expenses are in Canadian dollars and the Company reports its results in Canadian dollars. To the extent that the Company does not adequately hedge its foreign exchange risk, changes in the exchange rate between the Canadian dollar and the U.S. dollar may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Competition Matters Related to the Merger

During the course of its review of the Merger, the Canadian Competition Bureau identified competition concerns relating to the provision of port terminal grain handling services at the Port of Vancouver. The Competition Bureau determined that the Merger would result in a substantial lessening of competition in this market.

On October 17, 2002, the Company announced that it had reached an agreement with the Commissioner of Competition (the "Commissioner") in relation to the Commissioner's concerns regarding port terminal grain handling services at the Port of Vancouver. The Company had agreed to offer to divest, at its option, either (i) the AUV Terminal or (ii) the Pacific Terminal. The consent agreement between the Company and the Commissioner was filed and registered with the Competition Tribunal on October 17, 2002, requiring such divestiture and terminating the proceedings previously commenced by the Commissioner in this regard.

The Company entered into an agreement with a third party on May 6, 2005 for the sale of its AUV Terminal in Vancouver. The Company subsequently announced on July 29, 2005 that the sale was not expected to be completed by the original closing date of August 1, 2005 but that both parties were continuing to work diligently towards concluding a transaction as soon as practicable. On August 12, 2005, the Company announced that subsequent requests by both the Company and the purchaser to extend the time frame allowed to conclude a transaction had been denied by the Commissioner. The Company then filed an application with the Competition Tribunal (the "Tribunal") seeking, among other things, an order pursuant to section 106 of the *Competition Act* rescinding the consent agreement between the Commissioner and the Company. The application is expected to be heard by the Tribunal in March 2006. In the meantime, the Company continues to operate the AUV Terminal.

The Competition Tribunal may rescind the consent agreement if it finds that the circumstances that led to the making of the agreement have changed and, in the circumstances that existed at the time the application is made, the agreement would not have been made or would have been ineffective in achieving its intended purpose. If the Competition Tribunal were to not rescind the consent agreement as requested, the Company's proceeds from any subsequent sale of the AUV Terminal may be less than the Company would have received if the assets were sold in other circumstances.

Governing Act

The Company is governed by the Governing Act. Under the Governing Act, members of the Company are entitled to elect 12 of the 15 directors of the Company. Shareholders of the Company are entitled to elect three of the 15 directors of the Company and, therefore, do not control the Company. Under the Governing Act, shareholders of the Company do not have the power to remove directors of the Company elected by members. Removing directors of the Company elected by shareholders of the Company requires a 75% Resolution: the affirmative vote of the holders of not less than 75% of the outstanding Limited Voting Common Shares at a special shareholders' meeting.

Members must approve any dissolution or liquidation of the Company in accordance with the provisions of the CBCA, as if members were a separate class of shareholder for the purposes of voting only. The Governing Act provides that the provisions of the CBCA relating to fundamental changes, including amendments to authorized share capital and the rights and restrictions attaching to each class and series of shares, amalgamations, arrangements, reorganizations, the sale of all or substantially all of the property of a corporation and class votes and dissent and appraisal remedies normally applicable to such fundamental changes, do not apply to the Company. To effect a fundamental change would require: (i) a 75% Resolution to continue the Company under the CBCA; or (ii) depending on the nature of the fundamental change, a 75% Resolution or the affirmative vote of holders of not less than two-thirds of the outstanding Limited Voting Common Shares present and voting in person or by proxy at a special meeting of shareholders, and a special act of the Parliament of Canada to amend the Governing Act. To change the Company's governance structure would require a 75% Resolution and a special act of the Parliament of Canada to amend the Governing Act. The provisions of the Governing Act may discourage third parties from attempting to take control of the Company, which may not be in the best interests of the holders of Limited Voting Common Shares.

DIVIDEND RECORD AND POLICY

The Company has not announced any formal dividend policy but declares dividends at the discretion of the board of directors. The Company paid dividends in 96 of the past 99 years, having missed dividend payments three times in the 1930s as a result of a prolonged prairie-wide drought. From the time of the Company's 1993 capital reorganization until 2002, the board of directors of the Company declared and paid an annual cash dividend on the Limited Voting Common Shares of $0.25 per share and on the Series A Convertible Preferred Shares of $1.00 per share. On November 15, 2002, the Company paid a dividend of $0.075 per Limited Voting Common Share to the shareholders of record at October 15, 2002 and a dividend of $1.205 per Series A Convertible Preferred Share to shareholders of record at the close of business on October 15, 2002.

On November 15, 2003, the Company paid its first quarterly dividend of $0.03 per Limited Voting Common Share to the shareholders of record at October 15, 2003. The Company has since paid quarterly dividends of $0.03 per Limited Voting Common Share to shareholders of record each quarter from October 2003 to October 2005. The Company has also continued to pay an annual dividend of $1.00 per Series A Convertible Preferred Share to shareholders of record at the close of business on October 15 of each year.

The board of directors of the Company intends to declare dividends on the Limited Voting Common Shares on a quarterly basis. The dividends on the Series A Convertible Shares are cumulative, declared annually and paid in priority to dividends on Limited Voting Common Shares. The Company's revolving and syndicated term loan facilities, U.S. life insurance company term facility and Series A & B Notes ("Credit Facilities") include a covenant prohibiting the Company from paying dividends if there is a risk of or continuing event of default under the Credit Facilities or if the Company fails to maintain certain specified financial ratios.

DESCRIPTION OF CAPITAL STRUCTURE

The following table sets out the Company's capital structure as at October 31, 2005:

	Authorized	Issued
Limited Voting Common Shares	unlimited	45,361,137
Securities convertible into Limited Voting Common Shares: Series "A" Convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	unlimited	1,104,369
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	$ 105,000,000	$ 105,000,000

ADM has a pre-emptive right to maintain its proportionate shareholding in the Company and is prohibited from acquiring more than 45% of the outstanding Limited Voting Common Shares, except pursuant to a take-over bid for all of the Limited Voting Common Shares (see "Corporate Structure – Strategic Alliance with Archer Daniels Midland Company").

Limited Voting Common Shares are restricted securities (see "Corporate Structure – Governing Act").

CREDIT RATINGS

As summarized in the following table, Standard & Poor's ("S&P") last rated the Company's long-term debt and commercial paper on December 23, 2004. Dominion Bond Rating Service Limited's ("DBRS") rating, issued on March 11, 2005, maintained its rating on the Company's senior long-term debt, Series "A" and "B" Notes and the Series A Convertible Preferred Shares.

	Senior Long-term Debt	**Series "A" and "B" Notes**	**Debentures**	**Series A Convertible Preferred Shares**
Standard & Poor's (1)	BB		B+	Not rated
Dominion Bond Rating Service Limited (2)	BB (low)	B (high)	Not rated	Pfd-5 (high)

(1) As at December 23, 2004.
(2) As at March 11, 2005.

The credit ratings provided by S&P and DBRS (the "Rating Agencies") are not a recommendation to buy, sell or hold the security and may be subject to revision or withdrawal at any time by the Rating Agency. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides the Rating Agencies with confidential, in-depth information in support of the rating process.

Standard & Poor's Ratings

S&P's credit ratings for long-term debt instruments range from AAA to D. A rating of BB is defined as less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. A rating of B is defined as more vulnerable to non-payment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

A plus (+) or minus (-) on an S&P credit rating is used to show the relative standing of an issue within the major rating categories. An S&P rating outlook is assigned to all long-term debt issuers and assesses the potential for change. Outlooks fall into one of four categories: positive, negative, stable, or developing. The Company has been assigned a negative outlook which means that the rating may be lowered in the event of adverse events. However, an outlook rating should not be seen as a precursor to a rating change or future CreditWatch action.

Dominion Bond Rating Service Limited Ratings

DBRS' credit ratings for long-term debt instruments range from AAA to D. A rating of BB is defined to be speculative, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB area typically have limited access to capital markets and additional liquidity support. A rating of B is defined to be highly speculative, and there is a reasonably high level of uncertainty as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity.

DBRS' credit ratings for preferred shares range from Pfd-1 to D. A rating of Pfd-5 is defined to be highly speculative and the ability of the entity to maintain timely dividend and principal payments in the future is highly uncertain. Entities with a Pfd-5 rating generally have senior bond ratings of B or lower. Preferred shares rated Pfd-5 often have characteristics that, if not remedied, may lead to default.

DBRS uses the "high" and "low" grades to indicate the relative standing of a credit within a particular rating category. The lack of one of these designations indicates a rating that is essentially in the middle of the category. Rating trends give the investor an understanding of the rating agency's opinion regarding the direction the rating in question is headed should existing conditions and tendencies continue, with trends falling into one of three categories: positive, negative or stable. DBRS has given a stable ratings trend to the Company's securities.

MARKET FOR SECURITIES

As at October 31, 2005, the Limited Voting Common Shares (AU.LV), the Series A Preferred Shares (AU.PR.A) and the Debentures (AU.DB) of the Company were listed on the Toronto Stock Exchange. The following chart shows the monthly trading activity of these securities:

Trading Activity *(on Toronto Stock Exchange)*

Limited Voting Common Shares *(Symbol: AU.LV)*	**$ High**	**$ Low**	**$ Close**	**Volume**
November 2004	8.74	7.50	8.51	921,977
December 2004	9.05	7.61	8.05	437,686
January 2005	8.80	7.65	8.46	305,419
February 2005	9.25	8.25	8.62	314,120
March 2005	9.16	8.53	9.00	568,279
April 2005	9.09	8.11	8.22	460,823
May 2005	8.64	7.65	8.20	522,190
June 2005	9.25	8.01	8.95	1,408,124
July 2005	9.06	8.45	8.80	792,142
August 2005	8.80	7.87	8.27	691,974
September 2005	8.50	7.24	7.35	2,496,883
October 2005	7.79	7.10	7.10	700,420

Series "A" convertible preferred shares *(Symbol: AU.PR.A)*	**$ High**	**$ Low**	**$ Close**	**Volume**
November 2004	14.50	14.30	14.45	7,578
December 2004	14.60	14.30	14.60	3,331
January 2005	14.60	14.33	14.60	21,274
February 2005	15.35	14.55	15.01	8,724
March 2005	15.27	15.00	15.27	2,214
April 2005	15.70	15.25	15.50	5,477
May 2005	15.80	15.50	15.80	1,366
June 2005	17.70	15.45	16.00	3,910
July 2005	17.00	15.90	17.00	2,412
August 2005	17.70	16.85	16.85	4,508
September 2005	16.65	16.00	16.16	1,986
October 2005	16.16	14.85	14.85	3,879

9% convertible unsecured subordinated debentures (Symbol: AU.DB)	**$ High**	**$ Low**	**$ Close**	**$ Volume**
November 2004	124.95	118.00	124.95	25,240
December 2004	130.00	118.00	130.00	6,440
January 2005	125.00	118.00	125.00	1,530
February 2005	125.00	125.00	125.00	80
March 2005	126.50	112.00	123.00	1,400
April 2005	124.00	112.50	112.50	910
May 2005	123.00	117.00	123.00	400
June 2005	129.50	121.01	129.50	2,920
July 2005	112.01	112.01	112.01	100
August 2005	120.50	119.99	120.50	49,700
September 2005	120.00	110.00	110.00	1,800
October 2005	111.00	109.50	109.50	7,460

DIRECTORS AND SENIOR MANAGEMENT

Directors

The following table sets forth the name of each director of the Company, his or her municipality and province or state of residence, position with the Company, principal occupation during the past five years, period during which each director has served and the year in which his or her position as a director expires:

Name, Municipality, Province or State, Country of Residence and Education	Position	Principal Occupation	Period as a Director[1]	Term of Office Expires[2]
Wayne W. Drul [3][4][5] Oakburn, Manitoba, Canada	Chair & Director	Farmer	Since 1994	2007
Jon K. Grant[3][4][6][7] Peterborough, Ontario, Canada MBA, Ivey School of Business, University of Western Ontario O.C., LL.D Trent University	First Vice Chair & Director	Executive Director	1993 – 1997 and subsequently Since 2002	2005
Robert D. Pettinger[3][4][5][9] Elgin, Manitoba, Canada	Vice Chair Manitoba & Director	Farmer	Since 2001	2007
Terry V. Youzwa[3][4][5][6] Nipawin, Saskatchewan, Canada B.Sc. (Agricultural Engineering), University of Saskatchewan	Vice Chair Saskatchewan & Director	Farmer	Since 1990	2005
Maurice A. Lemay[3][5][9][10] Tangent, Alberta, Canada	Vice Chair Alberta & Director	Farmer	Since 1994	2006
G. Allen Andreas[6][7] Decatur, Illinois, United States B.A., J.D Valparaiso University School of Law	Director	Chairman and Chief Executive, ADM	Since 2002	2007
Hugh F. Drake[5][8][9] Elkhorn, Manitoba, Canada	Director	Farmer	Since 2001	2005
Brett R. Halstead[5][8][10] Nokomis, Saskatchewan, Canada	Director	Farmer	Since 2002	2005
Alanna L. Koch[4][5][6] Edenwold, Saskatchewan, Canada	Director	Executive and Self-Employed Agricultural Consultant	Since 2002	2005

Name, Municipality, Province or State, Country of Residence and Education	Position	Principal Occupation	Period as a Director[(1)]	Term of Office Expires[(2)]
Donald W. Lunty[(5)(8)(9)] Forestburg, Alberta, Canada B.Sc. (Agriculture) University of Alberta	Director	Farmer	Since 2001	2007
Jeffery E. Nielsen[(5)(8)(10)] Olds, Alberta, Canada Diploma Agriculture Technology Lethbridge Community College	Director	Farmer	Since 2004	2007
Paul Orsak[(5)(9)(10)] Binscarth, Manitoba, Canada B.Sc. (Agriculture) University of Manitoba	Director	Farmer	Since 2004	2006
Ernest J. Sirski[(5)(6)(10)] Dauphin, Manitoba, Canada Diploma in Agriculture, University of Manitoba	Director	Farmer	Since 1993	2006
James M. Wilson[(5)(6)(8)] Darlingford, Manitoba, Canada Chartered Accountant B.Comm, University of Alberta	Director	Farmer	Since 2001	2006

(1) The periods as a Director shown are the year of original election as a director of the Company. Messrs. Drake, Lunty, Pettinger, and Wilson became directors in 2001 as result of the Merger but had served various terms as directors of Agricore Cooperative Ltd. prior to the Merger.

(2) The year listed is the financial year of the Company. The Director's term will expire at the annual shareholders or annual members meeting of the Company following such financial year, as applicable. As a result of Paul Mulhollem's resignation on October 20, 2005, Steven R. Mills of ADM has been appointed to fill the vacancy. Shareholders will be asked to confirm his appointment at the annual general meeting in February 2006.

(3) Member of the Executive Committee.

(4) Member of the Nominating and Governance Committee.

(5) Member of the Agricultural Policy Committee.

(6) Member of the Audit Committee.

(7) Non-member director.

(8) Member of the Risk Review Committee.

(9) Member of the Compensation/Pension Committee.

(10) Member of the Member and Community Relations Committee.

Senior Management

The following is a brief biography of each member of Agricore United's senior management team. Unless otherwise noted, members of senior management reside in Winnipeg, Manitoba.

Brian Hayward has served as Chief Executive Officer since January 1991. From 1988 to 1991, he served as Manager of Grain Marketing Operations overseeing domestic and international trading activities and UGG's Transportation Department. From 1986 to 1988, he served as Manager of the Company's Research and Consulting Department, which he was instrumental in developing. From 1981 to 1986, he served as a Grain Marketing Analyst and Commodity Trader with the Company. He is a member of the Board of Governors and a former Chairman of the Winnipeg Commodity Exchange. Mr. Hayward holds a Master of Science degree in Agricultural Economics from McGill University and currently resides in East St. Paul, Manitoba.

Peter G. M. Cox has served as the Chief Financial Officer of the Company since 1995. Prior to joining the Company, he served as Vice-President, Finance of a publicly traded Canadian manufacturing company, as Corporate Controller of a U.K. multinational company and with an international firm of public accountants. He holds a Bachelors degree in Economics, a Masters degree in Business Administration and is a U.K. Chartered Accountant and a Canadian Certified Management Accountant. Mr. Cox resides in St. Andrews, Manitoba.

Thomas W. Kirk has served as the Corporate Secretary since January 2000. He joined the Company in 1996 serving as Corporate Counsel and in 1997 was appointed Associate Secretary. In his current position, Mr. Kirk continues to act as Corporate Counsel in addition to his responsibilities as Corporate Secretary. Prior to joining the company, he practised law as an associate and subsequently as a partner with Thompson Dorfman Sweatman in Winnipeg from 1975 to 1996. Mr. Kirk holds a Bachelor of Law degree from the University of Manitoba and is a Fellow of the Chartered Institute of Secretaries and Administrators.

Christopher W. Martin has served as Vice President, Corporate Affairs since 2003 and General Counsel since 1996. He served as Corporate Counsel from February 1994 to February 1996. From 1982 to 1994, he practised law as an associate and subsequently as a partner with Wolch, Pinx, Tapper and Scurfield in Winnipeg. Mr. Martin holds a Bachelor of Law degree from the University of Manitoba.

David J. Carefoot has served as Vice President, Corporate Finance and Investor Relations since August 2002. From 2001 to 2002 he served as Director, Corporate Finance. He joined the Company in 1996 as Corporate Controller. From 1984 to 1996 he was a financial advisory services practitioner with Price Waterhouse, Chartered Accountants. He holds a Bachelor of Commerce degree from the University of Manitoba, is a Chartered Accountant and a Chartered Business Valuator.

Ronald J. Enns was appointed Senior Vice President in May 2005. From 1995 to 2005 he served as Vice President of Country Operations. He joined the Company in 1986 as a Research Analyst and also served as Managing Director, Corporate Development. Prior to joining the Company, Mr. Enns gained experience in the agricultural sector through positions held in both government and commercial farming. He has a Bachelor of Arts degree from the University of Winnipeg and a Diploma in Agriculture and Masters of Science in Agricultural Economics from the University of Manitoba.

S. Murdoch MacKay was appointed Vice President, Operations in May 2005. From 1985 to 2005, he served as Vice President of Terminal Services. He joined the Company in 1979 as a Grain Trader in the Commodity Marketing Division, and then subsequently served in various management capacities with the Terminal Services Division. He is also a Director of the Canada Ports Clearance Association. Mr. MacKay holds Bachelor of Arts degrees from Carleton University and the University of Manitoba.

William R. McGill has served as Vice President of Livestock Services since joining the Company in 1993. Previously, he served as Chief Executive Officer of Carleton Hatcheries and Dunn-Rite Food Products. He holds a

Bachelor of Science degree in Engineering from the University of Manitoba and a Masters of Applied Science in Engineering from the University of Waterloo. Mr. McGill resides in Calgary, Alberta.

George Prosk has served as Vice President of Financial Markets since 2003, previously serving as Director, Financial Markets since 2001. He joined the Company in 1993 as Treasurer, coming from Cargill Ltd. where he was employed from 1986 to 1992 first as a Financial Analyst and later as Treasurer. Mr. Prosk holds a Bachelor of Science degree and a Masters of Business Administration degree from the University of Manitoba.

Harold Schmaltz has served as Vice President, Crop Production Services since the completion of the Merger of Agricore Cooperative Ltd. and United Grain Growers Limited in November 2001. He has spent his entire career in the agricultural industry. He joined Agricore (then Alberta Wheat Pool) in 1984 and served as General Manager, Agri Business until the Merger. Mr. Schmaltz holds a Masters of Business Administration from the University of Calgary.

Gerald O. Valois has served as Vice President, Human Resources since he joined the Company in December 1991. From 1989 to 1991, he operated his own management consulting practice, and from 1985 to 1989, he served as Vice President of Human Resources with InterCity Gas Corporation. Mr. Valois holds Bachelors degrees in Arts and Education from the University of Manitoba.

E. Bradley Vannan has served as Vice President of Merchandising, Transportation and Logistics since June 2000. He joined the Company as Regional Manager, Southern Alberta in the Farm Sales and Services Division in 1994 and has served in progressively more responsible management capacities within the Merchandising and Transportation Services division since. Prior to joining the Company, he spent 10 years merchandising grain for another agri-business company. Mr. Vannan holds a Bachelor of Science Degree in Agriculture from the University of Manitoba.

Guy L. Wood has served as Vice President, Management Information Systems since joining the Company in May 1985. Previously, he served as Corporate Director of Computing with K-Tel International from 1981 to 1985. Mr. Wood has over 30 years of management information experience.

The management of the Company is not aware of any material interest, direct or indirect, of any Director or executive officer of the Company, any Shareholder owning more than 10% of the issued and outstanding Limited Voting Common Shares, any Director or executive officer of such Shareholder or any subsidiary of the Company, or any associate or affiliate of such person in any transaction since November 1, 2004 or any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries, except for the agreements with ADM described under "Corporate Structure – Strategic Alliance with Archer Daniels Midland Company" and "Capital Structure". The directors and senior management of the Company, as a group, beneficially own or control, directly or indirectly, 321,956 of the outstanding Limited Voting Common Shares as at October 31, 2005, which represents about 0.7% of the outstanding Limited Voting Common Shares.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada with registers of transfers located at 600, 530 – 8th Avenue SW, Calgary, AB T2P 3S8.

MATERIAL CONTRACTS

The following contracts were entered into other than in the ordinary course of business, are material to the Company and were entered into in the most recent financial year or prior to the most recently completed financial year but remain in effect:

- Strategic Alliance with ADM (see "Corporate Structure – Strategic Alliance with Archer Daniels Midland Company")
- Debentures issue of November 27, 2002 (see "General Development of the Business")

INTERESTS OF EXPERTS

The Company's auditors are PricewaterhouseCoopers LLP, 2300 – One Lombard Place, Winnipeg, MB R3B 0X6, who have prepared an independent auditors' report dated December 14, 2005 in respect of the Company's consolidated financial statements with accompanying notes as at and for the years ended October 31, 2005.

PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Manitoba and the Canadian Public Accountability Board.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Audit Committee Mandate as approved by the Company's Board in December 2002 and revised June 9, 2005 is included in Appendix A.

Composition, Education and Experience of Audit Committee

As of the date of filing, the members of the Audit Committee are all independent and their relevant education and experience are as follows:

Member	Relevant Education and Experience	Period as a Committee Member
Terry Youzwa, Audit Committee Chair	• B.Sc in Agricultural Engineering, University of Saskatchewan • Chairman of the Audit Committee since 2000 • Director, Agricore United or United Grain Growers Limited since 1990 • Currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C.Dir.)	Since 1994
G. Allen Andreas	• B.A., J.D., Valparaiso University School of Law • Chairman and Chief Executive of ADM • Director, Agricore United since 2002 • CFO, ADM European Operations, 1989 to 1994 • Treasurer, ADM, 1986 to 1989 • Attorney, U.S. Treasury Department, 1969 to 1973	Since 2002
Jon Grant	• HBA, Ivey School of Business, University of Western Ontario • LL.D, Trent University • Chairman, CCL Industries Inc. and Atlas Cold Storage • Director, Agricore United since 2002 • Director, United Grain Growers Limited, 1993 to 1997 • Retired Chairman and CEO of Quaker Oats Company Limited • Former Chairman, Laurentian Bank of Canada, Scott Paper Limited, and Canada Lands Company Limited	Since 2002

Member	Relevant Education and Experience	Period as a Committee Member
Alanna Koch	• Director, Agricore United since 2003 • Former Director and Audit Committee member, AVAC Ltd. • Former Executive Director, Western Canadian Wheat Growers Association • Currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C.Dir.)	Since 2003
Ernest Sirski	• Diploma in Agriculture, University of Manitoba • Executive and Finance Chairman, Canola Council of Canada • Past-President, Manitoba Canola Growers Association • Director, Agricore United or United Grain Growers Limited since 1993 • Currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C.Dir.)	Since 2003
James Wilson	• Bachelor of Commerce, University of Alberta • Chartered Accountant (1974) • Engaged in public practice as a Chartered Accountant until 1993 • Director, Agricore United or Agricore since 1995 • Chair of Agricore United's Risk Review Committee • Chair, Canada Grains Council • Former Chair, Agricore United • Former director of XCAN Grain Pool Ltd., Western Co-operative Fertilizers Ltd., Canadian Pool Agencies, Pool Insurance Company, Demeter (1993) Ltd., Alberta Wheat Pool Financial Corporation	Since 2001

The CSA has defined a person to be financially literate if he/she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. All members of the Audit Committee, with the exception of Ms Alanna Koch, have self-assessed themselves as financially literate. This member has recently enrolled in the Directors College at McMaster University. It is expected that at the completion of that program in 2006, the member will meet the requirements for financial literacy. In addition, the Board of Directors has established a formal continuing education program to provide education, training and development, including financial literacy, with the goal of enabling Directors to better and more effectively fulfill their responsibilities as Directors of the Company.

Pre-approval Policies and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of non-audit services to be provided by the principal auditor, Pricewaterhouse Coopers, LLP, prior to the commencement of the engagement, subject to the following:

- between regularly scheduled Audit Committee meetings or in the absence of a Special Audit Committee meeting convened by the Chair of the Audit Committee, the Committee has delegated to the Chair of the

Audit Committee the authority to pre-approve individual non-audit service engagements of up to $50,000 subject to reporting to the Audit Committee, at its next scheduled meeting, all engagements where such pre-approval was granted; and

- the Audit Committee has delegated to management the authority to engage tax services of up to $50,000 in aggregate without pre-approval of the Audit Committee or Chair of the Audit Committee.

Management and the principal auditor are required to report quarterly to the Audit Committee on all services provided by the principal auditor and fees paid or accrued for the fiscal year to date.

Fees Paid to Auditors

During the past two fiscal years, the Company accrued or paid the following professional fees to its auditors, PricewaterhouseCoopers LLP:

Service	2005 Fees	2004 Fees	Description of Types of Services Rendered
Audit	$ 465,000	$ 444,000	Audit of Agricore United and review of interim financial statements for each of the quarters.
Audit Related	$119,000	$ 92,000	Includes opinions issued for audits of a joint venture (Cascadia Terminal) and subsidiary (XCAN Far East Ltd.), expert opinions on the adoption of various accounting policies, expert opinions in support of audit procedures (e.g., evaluation of management's assessment of impairment of goodwill and other intangible assets) and special reports to third parties.
Tax	$ 37,000	$ 8,000	Includes tax planning, tax compliance reviews and review or opinions on exposure or liability with respect to specific transactions.
All Other Fees	$ 34,000	$ 15,000	Services that will not be subject to audit procedures, including, but not limited to: operational audits (ISO/HACCP).

ADDITIONAL INFORMATION

Information relating to the Company is available on SEDAR at www.sedar.com. Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and shares authorized for issuance under equity compensation plans, where applicable, is contained in the 2005 management proxy circular for the annual meeting of the Company to be held on February 8, 2006. Copies of the management proxy circular may be obtained upon request from the Corporate Secretary of the Company, 2800 - 201 Portage Avenue, Winnipeg, Manitoba R3B 3K6. Additional financial information is provided in the Company's audited consolidated financial statements and Management's Discussion & Analysis included in its 2005 Annual Report.

When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Company will provide the following upon request being made to the Corporate Secretary of the Company:

(i) one copy of the most recent annual information form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference into such annual information form;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with an accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii) one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of such management proxy circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above.

At any other time, one copy of any of the documents referred to in paragraphs (i), (ii) and (iii) above shall be provided upon request being made to the Corporate Secretary of the Company with the understanding that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Appendix A – Audit Committee Mandate (Updated – June 9, 2005)

Mandate

The Board of Directors of Agricore United has established the Audit Committee to assist the Board in fulfilling its governance responsibilities. The scope of the Committee's responsibilities includes oversight and monitoring of: financial information which will be provided to the shareholders and others; the quality of the Company's internal and financial controls; the audit processes; compliance with legal and regulatory requirements; and the Company's Code of Business Conduct.

In order to accomplish its objectives, the Audit Committee is expected to maintain free and open communication with the external auditors, the internal auditors, financial management, and other management of the Company.

Organization

The Audit Committee shall be composed of a minimum of three Directors, all of whom are independent of the management of the Company and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgement as a Committee member.

Directors will be appointed annually to the Audit Committee by the Board of Directors. The Committee will appoint a Chairperson from the selected Committee members. Each director appointed to the Committee shall be financially literate or must become financially literate within one year of appointment. It is expected that, whenever possible, at least one Committee member will have accounting or related financial expertise. Additional training regarding Committee responsibilities is to be provided as determined by the Committee.

The Committee will meet quarterly with management, the external auditors, and the internal auditors. Additional meetings may be scheduled as required.

Responsibilities

In carrying out their responsibilities, the Audit Committee's scope will encompass the following activities:

1.0 Financial Reporting

1.1 Review and recommend to the Board for approval the annual financial statements, management discussion and analysis (MD&A), and press releases before this information is disclosed publicly. This review includes obtaining from management analysis of material variances, significant provisions and management estimates, and any unusual events that had a material effect on the financial statements;

1.2 Review and recommend to the Board for approval the interim financial statements, MD&A, and press releases before this information is disclosed publicly. This review includes obtaining from management analysis of major variances, significant provisions and management estimates, and any unusual events that may have had a material effect on the financial statements;

1.3 Review and recommend to the Board for approval any significant changes in accounting policies and principles. Review annually with management and the external auditors any emerging financial reporting issues and the possible future financial impact thereof;

1.4 Review and recommend to the Board for approval the Annual Information Form (AIF), Prospectuses, other offering memoranda, and any other published document focusing on financial information contained therein. Ensure the AIF includes accurate disclosure about the Audit Committee as required by applicable regulatory requirements;

1.5 From management, the external auditors, and the internal auditors gain satisfaction that adequate procedures are in place for the review of any public disclosure of financial information extracted or derived from the financial statements, other than the public disclosures referred to previously. Periodically conduct an assessment of the adequacy of these procedures.

2.0 Internal Controls (including Financial Controls)

2.1 Understand the key risks to the reliability of the financial reporting of the Company and review the quality of the Company's internal controls with management to ensure that the Company has a process in place to identify, evaluate the impact of, and implement effective techniques to proactively manage such risks;

2.2 At the conclusion of the external audit, review the audit report, including any comments and internal control recommendations as well as management's response thereto. In addition, obtain from the external auditors their judgements about the quality, not just the acceptability, of the Company's accounting principles;

2.3 Annually obtain from the internal auditors a summary of their evaluation of the quality of internal controls in the Company;

3.0 External Auditors

3.1 Review and recommend to the Board the external auditors to be nominated for appointment at the Annual Meeting of shareholders.

3.2 Establish and maintain a direct reporting relationship between the external auditors and the Audit Committee, as representatives of the shareholders and the Board. Ensure that all parties recognize that the external auditors report directly to the Audit Committee;

3.3 Review and recommend to the Board the basis and amount of the external auditor's fees to conduct the external audit and provide associated services;

3.4 Review and approve the company's "Policy for Non-Audit Services". Approve and monitor non-audit services provided by the external auditor in accordance with the company's "Policy for Non-Audit Services". Engage in dialogue with the external auditors regarding any disclosed relationships or services to ensure that their independence and objectivity are maintained;

3.5 Meet with the external auditors and financial management of the Company to review and approve the scope of the proposed audit for the current year;

3.6 Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit work, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.7 Review and approve the company's policies regarding hiring of partners, employees and former partners and employees of present and former external audit firms.

4.0 Internal Auditors (Corporate Audit Services)

4.1 Appoint, evaluate the performance of, compensate, and replace or reassign, the Director of Corporate Audit Services;

4.2 Review the role and objectives of the internal audit function and approve the internal audit mandate, plans, and budgets for the coming year;

4.3 Obtain a quarterly report from the internal auditors describing their scope, activities, significant findings, resolutions, and ongoing assessment of controls and risk management;

5.0 ***Policy, Legal, and Security Matters***

5.1 Establish procedures for and monitor the results of:

5.1.1 The receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters; and

5.1.2 The confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters.

5.2 Review the Company's Code of Business Conduct and Conflict of Interest policies and the program management has established to monitor compliance. Annually obtain from management and the internal auditors a report of declared potential conflicts of interest and review management's actions to ensure actual conflicts are satisfactorily resolved on a timely basis;

5.3 Annually obtain from the internal auditors a report containing the amounts spent on travel and other discretionary expenses by each of the senior executives, officers, and directors as well as whether these expenses were incurred in accordance with the Company's policies;

5.4 Review the Company's programs for safeguarding physical assets, intellectual property, and management information systems;

5.5 Monitor ongoing internal fraud investigations and provide a report to the Board on the current status;

5.6 Review with management, legal counsel, and the external auditors any ongoing or anticipated litigation, claim or other contingency, regulatory issues, legal statutes, and any other potential liabilities that may have a material effect upon the financial position or operating results of the Company. Evaluate the manner in which these matters have been disclosed in the financial statements;

6.0 Other

6.1 Meet separately with the external auditors, internal auditors, and management to discuss items that these groups believe should be discussed privately and to obtain assurance that audit scopes are not being limited and that cooperation between the external and internal auditors and between the auditors and management is satisfactory;

6.2 Initiate or conduct investigations into any matters within the Committee's scope of responsibilities. The Committee is empowered to retain, set the compensation for, and pay independent counsel, or other advisors to assist it in the conduct of any investigation;

6.3 Request more in-depth reports from management or others on specific topics of interest to the Committee;

6.4 Bi-annually, at a minimum, review and amend the Audit Committee Mandate as required, and recommend to the Board for approval;

6.5 Perform self-evaluations of the Committee's and members' performance;

6.6 Perform other functions as assigned by law, the Company bylaws, or the Board of Directors.

Appendix B – Organization Chart

Agricore United

As at November 1, 2005



United Grain Growers Limited o/a Agricore United
The Puratone Corporation 32.12%
Biovision Seed Research Limited 50%
Kade Research Ltd. 12.37%
Interprovincial Cooperative Ltd. 21%
Western Cooperative Fertilizers Ltd. 57%
Canadian Fertilizers Ltd. 34%
6116477 Canada Inc. 100% Holding Company For Terminal "S"
Pacific Elevators Limited 100%
Gardiner Dam Terminal JV 50%
CMI Terminal JV 50%
603980 Alberta Inc. 100%
Goderich Elevators Limited 2.5%
Demeter (1993) Ltd. 100% Minneapolis, MN
Sweetgrass JV 50% Sweetgrass, MT
Cascadia Terminal 50%
Western Pool Terminals Ltd. 100%
Lloydminster JV 50%
Alberta Industrial Mustard Company Ltd. 50%
614429 Alberta Inc. 100%
XCAN Far East Ltd. 100% Tokyo, Japan
Prince Rupert Grain Consortium 42.3%
Pool Insurance Company 50%
Canadian Pool Agencies Ltd. 66 2/3%
XCAN Grain (Europe) Ltd. 100% Inactive
XCAN Asia Ltd. 100% Inactive

FORM 52-109FM1

MODIFIED CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **Brian Hayward, Chief Executive Officer**, of **United Grain Growers Limited, carrying on business as Agricore United** certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **United Grain Growers Limited, carrying on business as Agricore United** (the issuer) for the financial year ended **October 31, 2005;**

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: **January 12, 2006**

"Brian Hayward"
Brian Hayward
Chief Executive Officer

SEC File No. 82-34725

FORM 52-109FM1

MODIFIED CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **Peter G. M. Cox, Chief Financial Officer**, of **United Grain Growers Limited, carrying on business as Agricore United** certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **United Grain Growers Limited, carrying on business as Agricore United** (the issuer) for the financial year ended **October 31, 2005;**

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: **January 12, 2006**

"Peter G. M. Cox"
Peter G. M. Cox
Chief Financial Officer